                                                                   EXHIBIT 2.1


                             [FEDERAL MOGUL LOGO]





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                           RECOMMENDED CASH OFFER
                                     FOR
                                   T&N PLC






--------------------------------------------------------------------------------

                                  [T&N LOGO]

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT ABOUT THE ACTION YOU SHOULD TAKE, YOU ARE RECOMMENDED TO SEEK YOUR OWN FINANCIAL ADVICE FROM YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER AUTHORISED UNDER THE FINANCIAL SERVICES ACT 1986.

If you have sold or otherwise transferred all of your T&N Ordinary Shares, you should send this document, together with the accompanying Form of Acceptance and reply-paid envelope, at once to the purchaser or transferee, or to the stockbroker, bank or other agent through or to whom the sale or transfer was effected, for transmission to the purchaser or transferee. HOWEVER, SUCH DOCUMENTS SHOULD NOT BE FORWARDED OR TRANSMITTED IN OR INTO CANADA.

The Offer referred to in this document is not being made, directly or indirectly, in or into Canada and neither this document nor the accompanying Form of Acceptance is being mailed or otherwise distributed or sent in or into Canada.

Any person (including nominees, trustees and custodians) who would, or otherwise intends to, forward this document or the Form of Acceptance to any jurisdiction outside the United Kingdom should read the further details in this regard which are set out in paragraph 6 of Part B and paragraph (b) of Part C of Appendix I to this document before taking any action.

This document should be read in conjunction with the accompanying Form of Acceptance.
--------------------------------------------------------------------------------
                           RECOMMENDED CASH OFFER
                                     BY
                        MORGAN STANLEY & CO. LIMITED
                                ON BEHALF OF
                     FEDERAL-MOGUL GLOBAL GROWTH LIMITED
                    A WHOLLY-OWNED INDIRECT SUBSIDIARY OF
                          FEDERAL-MOGUL CORPORATION
        TO ACQUIRE THE WHOLE OF THE ISSUED ORDINARY SHARE CAPITAL
                                      OF
                                   T&N PLC

--------------------------------------------------------------------------------

A letter of recommendation from Sir Colin Hope, the Chairman of T&N, appears on pages 5 to 7.

ACCEPTANCES SHOULD BE DESPATCHED AS SOON AS POSSIBLE, BUT IN ANY EVENT SO AS TO BE RECEIVED BY THE RECEIVING AGENT NO LATER THAN 3:00 P.M. (LONDON TIME) ON 12 DECEMBER 1997. THE PROCEDURE FOR ACCEPTANCE IS SET OUT ON PAGES 14 TO 18 OF THIS DOCUMENT AND IN THE ACCOMPANYING FORM OF ACCEPTANCE.

Morgan Stanley, which is regulated by The Securities and Futures Authority Limited, is acting for Federal-Mogul and the Offeror and no one else in connection with the Offer and will not be responsible to anyone other than Federal-Mogul and the Offeror for providing the protections afforded to customers of Morgan Stanley or for providing advice in relation to the Offer.

Rothschilds, which is regulated by The Securities and Futures Authority Limited, is acting for T&N and no one else in connection with the Offer and will not be responsible to anyone other than T&N for providing the protections afforded to customers of Rothschilds or for providing advice in relation to the Offer.

                                    CONTENTS

DEFINITIONS                                                              3

LETTER FROM THE CHAIRMAN OF T&N                                          5

LETTER FROM MORGAN STANLEY                                               8

APPENDIX I        TERMS AND CONDITIONS OF THE OFFER                     20

         Part A:  Conditions of the Offer                               20

         Part B:  Further terms of the Offer                            25

         Part C:  Form of Acceptance                                    31

APPENDIX II       FINANCIAL INFORMATION ON FEDERAL-MOGUL                34

APPENDIX III      FINANCIAL INFORMATION ON T&N                          60

APPENDIX IV       ADDITIONAL INFORMATION                                91

                                   DEFINITIONS

The following definitions apply throughout this document, unless the context requires otherwise:


"Canada"                                Canada, its provinces and territories and all areas subject to its jurisdiction or any political subdivision thereof

"certificated" or in "certificated      a share or other security which is not in uncertificated
   form"                                form

"City Code"                             the City Code on Takeovers and Mergers

"CREST"                                 the relevant system (as defined in the Regulations) in
                                        respect of which CRESTCo is the Operator (as defined in the
                                        Regulations)

"CRESTCo"                               CRESTCo Limited

"CREST member"                          a person who has been admitted by CRESTCo as a system-member
                                        (as defined in the Regulations)

"CREST participant"                     a person who is, in relation to CREST, a system-participant
                                        (as defined in the Regulations)

"CREST sponsor"                         a CREST participant admitted to CREST as a CREST sponsor

"CREST sponsored member"                a CREST member admitted to CREST as a sponsored member

"Economic Value Added"                  a measure that takes a company's after-tax operating profit and compares it with its cost of capital, which includes its cost of debt and cost of equity; positive economic value
                                        added represents the amount by which after-tax operating
                                        profit exceeds the cost of capital

"Escrow Agent"                          The Royal Bank of Scotland plc in its capacity as a CREST
                                        participant under ID 3RA32

"Federal-Mogul"                         Federal-Mogul Corporation

"Federal-Mogul Group"                   Federal-Mogul and its subsidiary undertakings

"Form of Acceptance" or "Form"          the form of acceptance and authority accompanying this
                                        document

"GAAP"                                  Generally Accepted Accounting Principles

"London Stock Exchange"                 London Stock Exchange Limited

"member account ID"                     the identification code or number attached to any member
                                        account in CREST

"Morgan Stanley"                        Morgan Stanley & Co. Limited

"Offer"                                 the recommended offer made by Morgan Stanley, on behalf of the Offeror, to acquire all the T&N Ordinary Shares on the terms and subject to the conditions set out in this document including, where the context so requires, any subsequent
                                        revision, variation, extension or renewal of such offer

"Offeror"                               Federal-Mogul Global Growth Limited, a wholly-owned indirect subsidiary of Federal-Mogul

"Official List"                         the Daily Official List of the London Stock Exchange

"Panel"                                 the Panel on Takeovers and Mergers

"participant ID"                        the identification code or membership number used in CREST to identify a particular CREST member or other CREST
                                        participant

"Receiving Agent"                       The Royal Bank of Scotland plc, Registrars Department, New
                                        Issues Section, which has been engaged by Federal-Mogul to receive Forms of Acceptance from T&N Shareholders

"Regulations"                           the Uncertificated Securities Regulations 1995 (SI 1995 No.
                                        95/3272)



"Rothschilds"                           N M Rothschild & Sons Limited

"Securities Act"                        United States Securities Act of 1933 (as amended)

"T&N"                                   T&N plc

"T&N Dividend"                          the third interim dividend which the directors of T&N have declared in respect of the year ending 31 December 1997

"T&N Group"                             T&N and its subsidiary undertakings

"T&N Ordinary Shares"                   (1) the existing unconditionally allotted or issued and
                                        fully paid ordinary shares of 40 pence each in T&N, (2) any further such shares which may be issued or unconditionally allotted while the Offer remains open for acceptance or,
                                        subject to the provisions of the City Code, such earlier
                                        date as Federal-Mogul may decide and (3) shares issued or
                                        unconditionally allotted pursuant to the exercise of any
                                        options under the T&N Share Option Schemes

"T&N Ordinary Share Capital"            the T&N Ordinary Shares in issue on 13 November 1997 and
                                        assuming the exercise of all outstanding options under the
                                        T&N Share Option Schemes and the issue on 14 November 1997 of 9,711,876 T&N Ordinary Shares pursuant to the scrip
                                        alternative to the second interim dividend

"T&N Shareholders"                      holders of T&N Ordinary Shares

"T&N Share Option Schemes"              the T&N UK Share Option Scheme, the T&N Overseas Share
                                        Option Scheme, the T&N 1995 Executive Share Option Scheme
                                        and the T&N UK Savings-Related Share Option Scheme

"TFE instruction"                       a Transfer from Escrow instruction (as defined by the CREST manual issued by CRESTCo)

"TTE instruction"                       a Transfer to Escrow instruction (as defined by the CREST
                                        manual issued by CRESTCo)

"UK" or "United Kingdom"                the United Kingdom of Great Britain and Northern Ireland

"uncertificated" or in                  a share or other security which is for the time being
  "uncertificated form"                 recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST, and title to which, by virtue of the Regulations, may be
                                        transferred by means of CREST

"United States" or "US"                 the United States of America, its territories and
                                        possessions, any state of the United States of America and the District of Columbia

"Wider Federal-Mogul Group"             Federal-Mogul and the subsidiaries and subsidiary
                                        undertakings of Federal-Mogul and associated undertakings
                                        (including any joint venture, partnership, firm or company in which any member of the Federal-Mogul Group is interested or any undertaking in which Federal-Mogul and such
                                        undertakings (aggregating their interests) have a material interest)

"Wider T&N Group"                       T&N and the subsidiaries and subsidiary undertakings of T&N and associated undertakings (including any joint venture,
                                        partnership, firm or company in which any member of the T&N
                                        Group is interested or any undertaking in which T&N and such undertakings (aggregating their interests) have a material interest).


For the purposes of this document, "subsidiary" and "subsidiary undertaking" have the respective meanings given by the Companies Act 1985.

Terms defined in the CREST manual shall, unless the context otherwise requires, bear the same meanings where used herein.

                                [T&N PLC Logo]


Registered No.163992 (England & Wales)

Registered Office:
Manchester International Office Centre
Styal Road
Manchester
M22 5TN

                                                                13 November 1997

To T&N Shareholders and, for information only, to participants in the T&N Share Option Schemes

Dear Shareholder,

                            RECOMMENDED CASH OFFER

On 26 September 1997 the board of T&N announced that it had received an approach from Federal-Mogul. Following a series of discussions between T&N and Federal-Mogul, it was announced on 16 October 1997 that the boards of T&N and Federal-Mogul had reached agreement on the terms of a recommended cash offer for T&N.

I am now writing to you to explain why your directors consider the terms of the Offer to be fair and reasonable and are unanimously recommending you to accept the Offer, as they have undertaken to do in respect of their own beneficial shareholdings, together with the T&N Ordinary Shares to be issued pursuant to the second interim dividend.

The formal Offer is set out in the letter from Morgan Stanley on pages 8 to 19 of this document.

THE RECOMMENDED CASH OFFER

The Offer is 260 pence in cash for each T&N Ordinary Share and values the T&N Share Capital at approximately Pound 1.5 billion. The Offer is subject to a number of conditions, including regulatory consents and confirmations being obtained, both in the US and in a number of European countries. As explained in the letter from Morgan Stanley, the parties are confident that, in the absence of unforeseen regulatory requirements, the Offer will not lapse for lack of regulatory consents or confirmations.

T&N Shareholders on the register on 12 December 1997 will also be entitled to receive the T&N Dividend of 3 pence (net) per T&N Ordinary Share, declared on 6 November 1997, details of which are set out below.

BACKGROUND TO AND REASONS FOR RECOMMENDING THE OFFER

Over the years, T&N has developed to become one of the world's leading suppliers of high technology automotive components, engineered products and industrial materials, with annual turnover of almost Pound 2 billion and over 28,000 employees worldwide.

With the increasing international dimension of our business and trends towards consolidation to meet the demands of customers, your company has considered how to grow to meet the challenges presented. In this context, the combination of Federal-Mogul and T&N has considerable industrial and market logic. In particular, the combined industry expertise of the two companies creates an opportunity which will provide ongoing benefits in terms of high quality service to both original equipment and aftermarket customers.

Against this background, your board is particularly conscious of the need to deliver shareholder value. Despite securing a Pound 500 million layer of insurance cover in respect of potential asbestos liability claims in 1996, your company has continued to underperform in the stock market. Bearing this stock market performance in mind, your board unanimously believes that the Offer is at a level which can be recommended to shareholders.

In particular, your board is recommending the Offer on the basis that:

    - the Offer represents premia of 65.1 per cent and 73.6 per cent to T&N's average share price in the one month and three months, respectively, prior to 25 September 1997, the last dealing day prior to the announcement that T&N had received an approach from Federal-Mogul,

    - the Offer represents a premium of 42.9 per cent to T&N's share price at the close of business on 25 September 1997,

    - the Offer represents an exit price earnings multiple of 17.6 times, based on the published earnings per T&N ordinary share (before asbestos-related costs) of 14.8 pence for the financial year ended 31 December 1996.

Your attention is drawn to the tables set out in paragraph 6 of the letter from Morgan Stanley showing the financial effects of acceptance of the Offer.

BOARD, MANAGEMENT AND EMPLOYEES

Federal-Mogul has stated that it attaches great importance to the skills and experience of the existing management and employees and that it believes that as a result of the acquisition there will be greater opportunities within the Federal-Mogul Group.

Federal-Mogul has also given assurances to the board of T&N that the existing rights of employees, including pension rights, will be fully safeguarded. Details regarding the arrangements entered into with the executive directors of T&N in the event that their contracts of employment are terminated following the Offer becoming unconditional in all respects are set out in paragraph 6 of Appendix IV to this document.

I have agreed to become an international adviser to Federal-Mogul for up to two years from the completion of the acquisition. In addition, two non-executive directors of T&N, Paul Lewis and Sir Geoffrey Whalen, have been invited to join the board of Federal-Mogul.

I should like to take this opportunity to thank all of our staff for their contribution to T&N's success over the years.

IRREVOCABLE UNDERTAKINGS

The directors of T&N have given irrevocable undertakings to accept the Offer in respect of their own beneficial shareholdings, together with the T&N Ordinary Shares to be issued pursuant to the second interim dividend, amounting to 201,232 T&N Ordinary Shares, representing approximately 0.03 per cent. of the T&N Ordinary Share Capital. The irrevocable undertakings cease to be binding only in the event that the Offer lapses or is withdrawn.

THE T&N DIVIDEND

On 6 November 1997, the directors of T&N declared a third interim dividend of 3 pence (net) per T&N Ordinary Share in respect of the year ending 31 December 1997. The T&N Dividend will be paid (whether or not the Offer becomes unconditional in all respects) on 30 January 1998 to T&N Shareholders on the register at the close of business on 12 December 1997 and may be retained by all such T&N Shareholders. The ex-entitlement date for the T&N Dividend will be 8 December 1997. There will be no scrip alternative.

T&N SHARE OPTION SCHEMES

The Offer extends to any T&N Ordinary Shares which are unconditionally allotted or issued before the date on which the Offer closes, whether as a result of the exercise of options under the T&N Share Option Schemes or otherwise.

Once the Offer becomes or is declared wholly unconditional in all respects, appropriate proposals will be made to the holders of options under the T&N Share Option Schemes which remain unexercised.

The attention of participants in the T&N UK Share Option Scheme and the T&N 1995 Executive Share Option Scheme is drawn to the letter addressed to holders of options under such schemes and the attention of participants in the T&N UK Savings-Related Share Option Scheme is drawn to the letter addressed to holders of options under this scheme.

ACTION TO BE TAKEN TO ACCEPT THE OFFER

The detailed procedure for acceptance is set out in paragraph 10 of the letter from Morgan Stanley and in the Form of Acceptance.

TO ACCEPT THE OFFER YOU SHOULD RETURN YOUR COMPLETED FORM OF ACCEPTANCE, WHETHER OR NOT YOUR T&N ORDINARY SHARES ARE IN CREST, IN ACCORDANCE WITH THESE INSTRUCTIONS AS SOON AS POSSIBLE TO THE RECEIVING AGENT AND, IN ANY EVENT, SO AS TO BE RECEIVED NO LATER THAN 3:00 P.M. (LONDON TIME) ON 12 DECEMBER 1997. A REPLY-PAID ENVELOPE, FOR USE IN THE UK ONLY, IS ENCLOSED FOR YOUR CONVENIENCE. IF YOU REQUIRE FURTHER ASSISTANCE ON HOW TO COMPLETE THE FORM OF ACCEPTANCE, PLEASE CALL THE ROYAL BANK OF SCOTLAND, REGISTRARS DEPARTMENT, THE RECEIVING AGENT TO THE OFFER, ON 0117 937 0672. PLEASE NOTE THAT THE RECEIVING AGENT WILL BE UNABLE TO ADVISE YOU WHETHER OR NOT TO ACCEPT THE OFFER.

RECOMMENDATION

THE BOARD OF T&N, WHICH HAS BEEN SO ADVISED BY ROTHSCHILDS, CONSIDERS THE TERMS OF THE OFFER TO BE FAIR AND REASONABLE. IN PROVIDING ADVICE TO THE BOARD OF T&N, ROTHSCHILDS HAS TAKEN INTO ACCOUNT THE COMMERCIAL ASSESSMENTS OF THE DIRECTORS OF T&N. ACCORDINGLY, THE DIRECTORS OF T&N UNANIMOUSLY RECOMMEND T&N SHAREHOLDERS TO ACCEPT THE OFFER, AS THEY HAVE UNDERTAKEN TO DO IN RESPECT OF THEIR OWN BENEFICIAL SHAREHOLDINGS, TOGETHER WITH THE T&N ORDINARY SHARES TO BE ISSUED PURSUANT TO THE SECOND INTERIM DIVIDEND, AMOUNTING IN AGGREGATE TO 201,232 T&N ORDINARY SHARES.

                               YOURS FAITHFULLY

                               Colin L.N. Hope

                                SIR COLIN HOPE
                                   CHAIRMAN

MORGAN STANLEY

                                           MORGAN STANLEY & CO. LIMITED
                                           REGISTERED OFFICE:
                                           25 CABOT SQUARE
                                           CANARY WHARF
                                           LONDON E14 4QA

                                           REGISTERED IN ENGLAND, NO. 2164628
                                           REGULATED BY THE SECURITIES AND
                                           FUTURES AUTHORITY LIMITED

                                                                13 November 1997

To T&N Shareholders and, for information only, to participants in the T&N Share Option Schemes


Dear Shareholder,

                        RECOMMENDED CASH OFFER FOR T&N
               ON BEHALF OF FEDERAL-MOGUL GLOBAL GROWTH LIMITED

1.  INTRODUCTION

On 16 October 1997 the boards of T&N and Federal-Mogul announced a recommended cash offer to be made by Morgan Stanley on behalf of Federal-Mogul Global Growth Limited, a wholly-owned indirect subsidiary of Federal-Mogul, to acquire the whole of the issued ordinary share capital of T&N. This letter constitutes the formal Offer for your T&N Ordinary Shares and should be read in conjunction with the Form of Acceptance.

The Offer values each T&N Ordinary Share at 260 pence and the T&N Ordinary Share Capital at approximately Pound 1.5 billion.

YOUR ATTENTION IS DRAWN TO THE LETTER FROM SIR COLIN HOPE, CHAIRMAN OF T&N, ON PAGES 5 TO 7 OF THIS DOCUMENT, WHICH SETS OUT THE REASONS WHY THE T&N BOARD OF DIRECTORS, WHO HAVE BEEN SO ADVISED BY ROTHSCHILDS, CONSIDER THE TERMS OF THE OFFER TO BE FAIR AND REASONABLE. THEY ARE UNANIMOUSLY RECOMMENDING YOU TO ACCEPT THE OFFER, AS THEY HAVE UNDERTAKEN TO DO IN RESPECT OF THEIR OWN BENEFICIAL SHAREHOLDINGS, TOGETHER WITH THE T&N ORDINARY SHARES TO BE ISSUED PURSUANT TO THE SECOND INTERIM DIVIDEND.

Irrevocable undertakings to accept the Offer have been received by Federal-Mogul from the directors of T&N in respect of an aggregate of 201,232 T&N Ordinary Shares (representing approximately 0.03 per cent. in aggregate, of the T&N Ordinary Share Capital). These irrevocable undertakings cease to be binding only in the event that the Offer lapses or is withdrawn.

2.  THE OFFER

On behalf of the Offeror, Morgan Stanley hereby offers to acquire, on the terms and subject to the conditions set out or referred to in this document and in the Form of Acceptance, all of the T&N Ordinary Shares on the following basis:

            FOR EACH T&N ORDINARY SHARE            260 PENCE IN CASH

The Offer represents a premium of 42.9 per cent. to T&N's share price at the close of business on 25 September 1997, the last dealing day prior to the announcement that T&N had received an approach from Federal-Mogul. The Offer represents premia of 65.1 per cent. and 73.6 per cent. to T&N's average share price in the one month and three months, respectively, prior to 25 September 1997.

TO ACCEPT THE OFFER YOU SHOULD COMPLETE AND RETURN THE FORM OF ACCEPTANCE, WHETHER OR NOT YOUR T&N ORDINARY SHARES ARE IN CREST, AS SOON AS POSSIBLE TO THE RECEIVING AGENT AND, IN ANY EVENT, SO AS TO BE RECEIVED NO LATER THAN 3:00 P.M. (LONDON TIME) ON 12 DECEMBER 1997. THE PROCEDURE FOR ACCEPTANCE IS SET OUT IN
SECTION 10 OF THIS LETTER AND IN THE FORM OF ACCEPTANCE.

T&N Ordinary Shares will be acquired by the Offeror fully paid and free from all liens, equities, charges, encumbrances and other interests of any nature whatsoever and together with all rights now or hereafter attaching thereto, including the right to receive and retain all dividends and other distributions declared, made or paid after 16 October 1997, other than the right to receive and retain the second interim dividend of 3.2 pence (net) per T&N Ordinary Share payable on 14 November 1997, or the scrip alternative to such dividend, and the T&N Dividend of 3 pence (net) per T&N Ordinary Share.

The Offer will extend to any T&N Ordinary Shares which are unconditionally allotted or issued before the date on which the Offer closes (or such earlier date, not being earlier than the date on which the Offer becomes unconditional as to acceptances or, if later, 12 December 1997, as Federal-Mogul may, subject to the City Code, decide) as a result of the exercise of options under the T&N Share Option Schemes or otherwise.

Your attention is drawn to the conditions and further terms of the Offer set out in Appendix I to this document.

3.  INFORMATION RELATING TO FEDERAL-MOGUL

Federal-Mogul manufactures and distributes worldwide a broad range of precision parts, primarily vehicular components for automobiles and light trucks, heavy duty trucks, farm and construction vehicles and industrial products. The company manufactures sealing systems, fuel systems, engine bearings, lighting products, pistons and chassis products. The company engineers and manufactures products for original equipment manufacturers, principally the major automotive manufacturers in the United States and Europe, and also provides these and related products to aftermarket customers. Federal-Mogul has a worldwide network of distribution points to service its aftermarket customers. The group has 90 manufacturing locations in 16 countries and employs approximately 15,700 people worldwide.

For the twelve months to 30 June 1997, Federal-Mogul's results under US GAAP comprised consolidated net income before exceptional items of US$52.6 million (Pound 32.9 million) on net revenues of US$1,939 million (Pound 1,212 million). As at 30 June 1997, Federal-Mogul had net assets of US$335 million (Pound 209 million) and net borrowings of US$327 million (Pound 204 million). Federal-Mogul's common stock is traded on the New York Stock Exchange, with a current equity market capitalisation of US$1,781 million (Pound 1,113 million).

Further financial information relating to Federal-Mogul, including financial information for the nine months ended 30 September 1997, is set out in Appendix II to this document.

The Offeror is a UK company, wholly-owned indirectly by Federal-Mogul, which has been incorporated to make the Offer on behalf of Federal-Mogul. Further information relating to the Offeror is set out in paragraph 2(d) of Appendix IV to this document.

4.  INFORMATION RELATING TO T&N

T&N is a major supplier of high technology automotive components, engineered products and industrial materials, with about 80 per cent. of its sales relating to the world automotive industry. The group is strategically focused on the transportation, marine and power generation markets.

T&N is structured into six global product groups:  Piston  Products,  Bearings,
Friction  Products,   Composites  and  Camshafts (incorporating  Powder  Metal
Products), Sealing Products and Engine Parts Aftermarket. T&N is also a leading regional producer of Heat Transfer Products in South Africa for domestic and export markets. T&N operates in around 200 locations in 24 countries, employs over 28,000 people worldwide and serves customers in more than 150 countries. It also has technical centres in the UK and Germany and a North American facility which opened in 1997.

For the twelve months to 30 June 1997, T&N's results under UK GAAP comprised consolidated net income before exceptional items of Pound 94.7 million (US$151.5 million) on net revenues of Pound 1,837 million (US$2,939 million). As at 30 June 1997, T&N had net assets of Pound 142 million (US$228 million) and net borrowings of Pound 256 million (US$410 million).

Further financial information relating to T&N is set out in Appendix III to this document.

5.  BACKGROUND TO AND STRATEGIC RATIONALE FOR THE OFFER

In his address to shareholders, customers and employees in Federal-Mogul's 1996 annual report, Chairman and Chief Executive Officer, Dick Snell, stated that the company was moving forward in a new direction, focusing on profitable growth with an emphasis on enhancing systems and modules capabilities and expanding internationally in both the original equipment manufacturers and aftermarket segments. This objective was to be achieved through a combination of organic growth and an aggressive acquisition strategy. The acquisition of T&N represents a significant step in meeting the second part of this objective.

Although no agreements have been entered into with respect to material acquisitions other than the Offer, Federal-Mogul is currently exploring acquisitions of several companies that could result in substantial transactions for Federal-Mogul.

The acquisition of T&N will create a highly competitive Tier I automotive systems supplier worldwide.

The combined companies would have had combined revenues for 1996 of US$5,160 million, over 43,700 employees, extensive operations in North America, Europe and the rest of the world and a broad customer base.

Federal-Mogul's management believes that, as a result of combining complementary products on a worldwide basis, Federal-Mogul will have the scale, reach, financial strength and technological capabilities to achieve strong growth and to participate in the consolidation of the automotive sector worldwide.

Given the expected synergies and increased market opportunities created through this combination, Federal-Mogul's management believes the acquisition will be beneficial to shareholders, customers and employees.

- PRODUCTS

The combined product range will position Federal-Mogul as a strong worldwide supplier of engine and transmission parts with highly competitive market positions in sealing products, engine bearings, piston rings and pistons. Federal-Mogul believes that the acquisition will:

- enhance systems capability through the ability to offer customers engine and transmission parts;
- provide Federal-Mogul with full piston systems capabilities;
- enhance Federal-Mogul's sealing systems capabilities by complementing its oil seals business with T&N's strong European position in gaskets; and

- allow Federal-Mogul to gain entry into valvetrain systems through T&N's camshaft and powdered metal business.

Based on combined historical 1996 revenues, Federal-Mogul's revenues for engine systems and for sealing systems would have been US$2,950 million and US$720 million respectively (representing increases of 243% and 140% respectively, over Federal-Mogul's standalone figures for that year). On the same basis, Federal-Mogul's friction products would have had revenues of US$525 million.

- GEOGRAPHIC PROFILE

Federal-Mogul's reach will be enhanced by the complementary geographic profile of T&N. Prior to the acquisition, 60% of Federal-Mogul's revenues were generated in North America, 22% in Europe and 18% in the rest of the world. The geographic profile of the two companies combined, based on historical 1996 revenues, would have been 42% North America, 44% Europe and 14% rest of the world. In addition, Federal-Mogul will gain access to many new markets.

- CUSTOMERS

The acquisition will enable Federal-Mogul to bring systems solutions to original equipment manufacturers for a broad range of hard engine products and to meet their increasing demands for continuous product and cost improvement.

The acquisition strengthens Federal-Mogul's position as an aftermarket supplier by combining Federal-Mogul's leading position in the North American engine parts aftermarket with T&N's attractive position in this sector, where it is present in Europe, North America, Mexico, South America, South Africa and South East Asia.

- RESEARCH AND DEVELOPMENT

The acquisition will enhance Federal-Mogul's material development and research and development capabilities and will position the company as a significant force in patented technology products and processes

- FINANCIAL BENEFITS

Federal-Mogul expects significant synergies and operating efficiencies to be achieved from the integration of the two businesses. Major synergies are expected to arise from consolidating the aftermarket operations in North America and Europe and from improved efficiencies in working practices. Other synergies are expected in the areas of purchasing, production, research and development, working capital efficiencies and in the form of reduced capital expenditures.

Based on the information currently available to it, Federal-Mogul is anticipating annual pre-tax synergies to reach in excess of US$100 million starting from the second full year following the acquisition.

Achieving these benefits will require a once-off restructuring charge in the first year following the acquisition of an amount approximately equal to the annual level of synergy benefits achieved in the second year. This charge will be of an amount at least equal to any synergy benefits achieved in the first year following the acquisition.

Federal-Mogul expects that the acquisition will be modestly accretive to earnings per share in 1998 and more accretive to earnings per share in 1999. This statement should not be interpreted to mean that the future earnings per share of Federal-Mogul will necessarily be greater than the earnings per share of Federal-Mogul for the financial year ended 31 December 1996.

Federal-Mogul also expects that the acquisition will provide positive Economic Value Added and have a positive cash flow impact.

Federal-Mogul intends to maintain T&N's Pound 500 million insurance policy in respect of asbestos. In addition, Federal-Mogul will book an incremental Pound 367 million asbestos provision. No charge to future earnings is anticipated for asbestos.

- COMPETITION REGULATION

The Offer is subject to regulatory consents and confirmations being obtained, both in the US and in a number of European countries. Federal-Mogul and T&N are committed to working together to obtain the regulatory approvals within the normal City Code timetable. Federal-Mogul has agreed with T&N that divestitures of at least some thin wall bearings assets may be required. Federal-Mogul is confident that any such divestitures will not materially affect the underlying strategic rationale for the acquisition. The parties hope that it will not be necessary to extend the normal City Code timetable, but Federal-Mogul has agreed to apply for extensions from the Panel if necessary. The parties are confident that, in the absence of unforeseen regulatory requirements, the Offer will not lapse for lack of regulatory consents or confirmations.

Federal-Mogul and T&N agree that the acquisition should assist the combined entity to compete in the intensely competitive automotive components industry.

In order to re-inforce Federal-Mogul's commitment in relation to the obtaining of relevant regulatory approvals, Federal-Mogul has agreed, in the event that the Offer were to lapse as a result solely of Federal-Mogul invoking any of conditions (b) to (d) inclusive as set out in Part A of Appendix I to this document, at the option of T&N to either subscribe Pound 50 million for ordinary shares in T&N worth Pound 40 million or to pay Pound 10 million in cash to T&N.

- FINANCING

The cash required by Federal-Mogul to satisfy the consideration payable to T&N shareholders under the Offer will be provided from a bank facility, including long term components and bridge components, under two credit agreements between Federal-Mogul, The Chase Manhattan Bank and Chase Securities, Inc.

It is Federal-Mogul's intention to put in place a permanent capital structure that reflects its financial goals. To this end, Federal-Mogul intends in due course to refinance the funds provided from the bridge components of this facility with an appropriate combination of equity and debt financing.

Federal-Mogul is commencing a placement of a convertible preferred security, to be issued through a financing trust in the United States to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) and to certain non-US persons in compliance with Regulation S under the Securities Act. It is anticipated that the proceeds of such placement, if such placement is completed, will be used to reduce the amount of the senior bank debt utilised to finance the Offer. The financing of the Offer is in no way contingent on the completion of such placement.

6.  FINANCIAL EFFECTS OF ACCEPTANCE

The following tables set out, for illustrative purposes only and on the bases and assumptions set out below, the financial effects of acceptance on capital value and gross income for a holder of one T&N Ordinary Share accepting the Offer if the Offer becomes or is declared unconditional in all respects:



A. INCREASE IN CAPITAL VALUE                                      NOTES        PENCE

Cash consideration                                                               260

Market value of one T&N Ordinary Share                              (i)          182
                                                                            --------
Increase in capital value                                                         78
                                                                            --------
This represents an increase of                                                  42.9%

B. INCREASE IN GROSS INCOME

Gross income from cash consideration                                (ii)        17.4

Gross dividend income from one T&N Ordinary Share                  (iii)         7.5
                                                                            --------
Increase in gross income                                                         9.9
                                                                            --------
This represents an increase of                                                   132%


Notes:

    (i) Based on the closing middle-market quotation of 182 pence per T&N Ordinary Share, as derived from the London Stock Exchange Daily Official List, on 25 September 1997, the last dealing day prior to the announcement that T&N had received an approach from Federal-Mogul.10


    (ii) The gross income from the cash consideration has been calculated on the assumption that the cash is reinvested to yield 6.58 per cent. per annum, being the gross yield shown by the FTSE Actuaries average gross redemption yield for medium coupon British Government securities of maturities of five to fifteen years on 10 November 1997 as published in the Financial Times on 11 November 1997, the latest practicable date prior to the posting of this document.

   (iii) The gross dividend income from T&N Ordinary Shares is based on aggregate dividends of 6.0 pence (net) per T&N Ordinary Share being the total of the 3.0 pence (net) interim dividend for the six months ended 30 June 1996 and the 3.0 pence (net) special first interim dividend, in lieu of the final dividend for the financial year ended 31 December 1996, paid on 11 July 1997, together with an associated tax credit of 20/80ths of the amount paid. As a result of provisions contained in the Finance (No. 2) Act 1997, pension funds cannot claim repayment of tax credits on dividends paid on or after 2 July 1997.

    (iv) In assessing the financial effects of acceptance, no account has been taken of the T&N Dividend and save as disclosed in note (iii) above, no account has been taken of any liability to taxation.

7.  BOARD, MANAGEMENT AND EMPLOYEES

Federal-Mogul attaches great importance to the skills and experience of the existing management and employees of T&N and believes that as a result of the acquisition there will be greater opportunities within the Federal-Mogul Group.

Federal-Mogul has given assurances to the directors of T&N that the existing rights of employees of T&N, including pension rights, will be fully safeguarded.

If the Offer becomes wholly unconditional Sir Colin Hope and Ian Much will resign as directors and employees of T&N. Sir Colin will become an international adviser to Federal-Mogul for up to two years. In addition, two non-executive directors of T&N, Paul Lewis and Sir Geoffrey Whalen, have been invited to join the board of Federal-Mogul.

Arrangements are also in place in relation to David Harding, Allan Welsh and Alister McWilliam, details of which are set out in Appendix IV to this document.

8.  T&N SHARE OPTION SCHEMES

The Offeror will make appropriate proposals to holders of options under the T&N Share Option Schemes, to the extent that options are not exercised, once the Offer becomes or is declared unconditional in all respects. The attention of participants in the T&N UK Share Option Scheme and the T&N 1995 Executive Share Option Scheme is drawn to the letter addressed to holders of options under such schemes and the attention of participants in the T&N UK Savings-Related Share Option Scheme is drawn to the letter addressed to holders of options under this scheme.

9.  UNITED KINGDOM TAXATION

The following paragraphs, which are intended as a general guide only, are based on current legislation and Inland Revenue practice. They summarise certain limited aspects of the UK taxation treatment of the acceptance of the Offer, and they relate only to the position of T&N Shareholders who hold their T&N Ordinary Shares beneficially as an investment and who are resident in the UK for taxation purposes. If you are in any doubt as to your taxation position or if you are subject to taxation in any jurisdiction other than the UK, you should consult an appropriate professional adviser immediately.

(A) UK TAXATION ON CHARGEABLE GAINS

    Acceptance of the Offer by a T&N Shareholder will constitute a disposal, or part disposal, of his/her T&N Ordinary Shares for the purposes of UK taxation on chargeable gains which may, depending on the shareholder's individual circumstances (including the availability of exemptions and allowable losses), give rise to a liability to UK taxation on chargeable gains.

(B) OTHER DIRECT TAX MATTERS

    Special tax provisions may apply to T&N Shareholders who have acquired or acquire their T&N Shares by exercising options under the T&N Share Option Schemes including provisions imposing a charge to income tax when such an option is exercised.

(C) STAMP DUTY AND STAMP DUTY RESERVE TAX ("SDRT")

    No stamp duty or SDRT will be payable by T&N Shareholders as a result of accepting the Offer.

10. PROCEDURE FOR ACCEPTANCE

This section should be read in conjunction with the notes on the Form of Acceptance.

(A) COMPLETION OF FORM OF ACCEPTANCE

    If you hold T&N Ordinary Shares in both certificated and uncertificated form you should complete a separate Form of Acceptance for each holding. In addition, you should complete a separate Form of Acceptance for T&N Ordinary Shares held in uncertificated form, but under different member account IDs, and for T&N Ordinary Shares held in certificated form but under different designations. ADDITIONAL FORMS OF ACCEPTANCE ARE AVAILABLE FROM THE RECEIVING AGENT (TELEPHONE NUMBER 0117 937 0672).

     (i) To Accept The Offer

       To accept the Offer in respect of all your T&N Ordinary Shares, you must complete Boxes 1 and 3 and, if your T&N Ordinary Shares are in CREST, Box
       4. In all cases you must sign Box 2 of the enclosed Form of Acceptance in the presence of a witness, who should also sign in accordance with the instructions printed thereon.

  (ii) To accept the offer in respect of less than all your T&N Ordinary
       Shares

       To accept the Offer in respect of less than all your T&N Ordinary Shares, you must insert in Box 1 on the enclosed Form of Acceptance such lesser number of T&N Ordinary Shares in respect of which you wish to accept the Offer in accordance with the instructions printed thereon. You should then follow the procedure set out in (i) above in respect of such lesser number of T&N Ordinary Shares. If you do not insert a number, or you insert a number greater than your entire holding of T&N Ordinary Shares in Box 1, your acceptance will be deemed to be in respect of all of the T&N Ordinary Shares held by you.

IF YOU HAVE ANY QUESTIONS AS TO HOW TO COMPLETE THE FORM OF ACCEPTANCE, PLEASE TELEPHONE THE RECEIVING AGENT ON TELEPHONE NUMBER 0117 937 0672. PLEASE NOTE THAT THE RECEIVING AGENT WILL BE UNABLE TO ADVISE YOU WHETHER OR NOT TO ACCEPT THE OFFER.

(B) RETURN OF FORM OF ACCEPTANCE

    To accept the Offer, the completed Form of Acceptance should be returned whether or not your T&N Ordinary Shares are in CREST. THE COMPLETED FORM OF ACCEPTANCE SHOULD BE RETURNED BY POST, OR BY HAND, TO THE RECEIVING AGENT, THE ROYAL BANK OF SCOTLAND PLC, REGISTRARS DEPARTMENT, NEW ISSUES SECTION, PO BOX 859, CONSORT HOUSE, EAST STREET, BEDMINSTER, BRISTOL BS99 1XZ OR, BY HAND ONLY DURING NORMAL BUSINESS HOURS, TO THE ROYAL BANK OF SCOTLAND PLC, REGISTRARS DEPARTMENT, NEW ISSUES SECTION, PO BOX 633, 5-10 GREAT TOWER STREET, LONDON EC3R 5ER TOGETHER (SUBJECT TO PARAGRAPH (D) BELOW) WITH THE RELEVANT SHARE CERTIFICATE(S) AND/OR OTHER DOCUMENT(S) OF TITLE AS SOON AS POSSIBLE, BUT IN ANY EVENT SO AS TO BE RECEIVED NOT LATER THAN 3:00 P.M. (LONDON TIME) ON 12 DECEMBER 1997. A reply-paid envelope for use in the UK only is enclosed for your convenience. No acknowledgement of receipt of documents will be given by or on behalf of the Offeror. All documents sent by, to or from T&N Shareholders or their appointed agents will be sent at their own risk. The instructions printed on the Form of Acceptance shall be deemed to form part of the terms of the Offer.

(C) DOCUMENTS OF TITLE

    If your T&N Ordinary Shares are in certificated form, a completed and signed Form of Acceptance should be accompanied by the relevant share certificate(s) and/or other documents(s) of title. If for any reason the relevant share certificate(s) and/or other document(s) of title is/are not readily available or is/are lost, you should nevertheless complete, sign and lodge the Form of Acceptance as stated above so as to be received by the Receiving Agent not later than 3:00 p.m. (London time) on 12 December 1997. You should send with the Form of Acceptance any share certificate(s) and/or other document(s) of title which you may have available and a letter stating that the remaining documents will follow as soon as possible or that you have lost one or more of your share certificate(s) and/or other document(s) of title. You should then arrange for the relevant share certificate(s) and/or other document(s) of title to be forwarded as soon as possible thereafter. No acknowledgement of receipt of documents will be given. If you have lost your share certificate(s) and/or other document(s) of title, you should write as soon as possible to T&N's Registrars, Lloyds Bank Registrars, Registrars Department, 54 Pershore Road South, Kings Norton, Birmingham B30 3EP, for a letter of indemnity for the lost share certificate(s) and/or other document(s) of title which, when completed in accordance with the instructions given, should be returned by post to the Receiving Agent as above.

(D) ADDITIONAL PROCEDURES FOR T&N ORDINARY SHARES IN UNCERTIFICATED FORM (THAT IS, IN CREST)

    If your T&N Ordinary Shares are in uncertificated form, you should insert in Box 4 of the enclosed Form of Acceptance the participant ID and member account ID under which such shares are held by you in CREST and otherwise complete and return the Form of Acceptance as described above. In addition, you should take (or procure to be taken) the action set out below to transfer the T&N Ordinary Shares in respect of which you wish to accept the Offer to an escrow balance (that is, a TTE instruction) specifying the Receiving Agent (in its capacity as a CREST participant under its participant ID referred to below) as the Escrow Agent, as soon as possible and in any event so that the transfer to escrow settles not later than 3:00 p.m. (London time) on 12 December 1997.

    If you are a CREST sponsored member, you should refer to your CREST sponsor before taking any action. Your CREST sponsor will be able to confirm details of your participant ID and the member account ID under which your T&N Ordinary Shares are held. In addition, only your CREST sponsor will be able to send the TTE instruction to CRESTCo in relation to your T&N Ordinary Shares.

    You should send (or, if you are a CREST sponsored member, procure that your CREST sponsor sends) a TTE instruction to CRESTCo which must be properly authenticated in accordance with CRESTCo's specifications and which must contain, in addition to the other information that is required for a TTE instruction to settle in CREST, the following details:

         (i) Number of T&N Ordinary Shares to be transferred to an escrow balance;

         (ii) Your member account ID. This must be the same member account ID as the member account ID that is inserted in Box 4 of the Form of Acceptance;

        (iii) Your participant ID. This must be the same participant ID as the participant ID that is inserted in Box 4 of the Form of Acceptance;

        (iv) Participant ID of the Escrow Agent (that is, the Receiving Agent, in its capacity as a CREST Receiving Agent). This is 3RA32;

         (v)  Member account ID of the Escrow Agent. This is FEDERAL;

        (vi) Form of Acceptance reference number. This is the reference number that appears on page 3 of the Form of Acceptance. This reference number should be inserted in the first eight characters of the shared note field on the TTE instruction. Such insertion will enable the Receiving Agent to match the transfer to escrow to your Form of Acceptance. You should keep a separate record of this reference number for future reference;

        (vii) Intended settlement date. This should be as soon as possible and in any event no later than 3:00 p.m. (London time) on 12 December 1997; and

       (viii) Corporate action number. This is corporate action number 3.

    After settlement of the TTE instruction, you will not be able to access the T&N Ordinary Shares concerned in CREST for any transaction or charging purposes. If the Offer becomes or is declared unconditional in all respects, the Escrow Agent will transfer the T&N Ordinary Shares concerned to itself in accordance with paragraph (h) of Part C of Appendix I of this document.

    You are recommended to refer to the CREST manual published by CRESTCo for further information on the CREST procedures outlined above. For ease of processing, you are requested, wherever possible, to ensure that a Form of Acceptance relates to only one transfer to escrow.

    If no Form of Acceptance reference number, or an incorrect Form of Acceptance reference number, is included on the TTE instruction, the Offeror may treat any amount of T&N Ordinary Shares transferred to an escrow balance in favour of the Escrow Agent specified above from the participant ID and member account ID identified in the TTE instruction as relating to any Form(s) of Acceptance which relate(s) to the same participant ID and member account ID (up to the amount of T&N Ordinary Shares inserted or deemed to be inserted in Box 1 on the Form(s) of Acceptance concerned).

    YOU SHOULD NOTE THAT CRESTCO DOES NOT MAKE AVAILABLE SPECIAL PROCEDURES IN CREST FOR ANY PARTICULAR CORPORATE ACTION. NORMAL SYSTEM TIMINGS AND LIMITATIONS WILL THEREFORE APPLY IN CONNECTION WITH A TTE INSTRUCTION AND ITS SETTLEMENT. YOU SHOULD THEREFORE ENSURE THAT ALL NECESSARY ACTION IS TAKEN BY YOU (OR BY YOUR CREST SPONSOR) TO ENABLE A TTE INSTRUCTION RELATING TO YOUR T&N ORDINARY SHARES TO SETTLE PRIOR TO 3:00 P.M. (LONDON TIME) ON 12 DECEMBER 1997. IN THIS CONNECTION, YOU ARE REFERRED IN PARTICULAR TO THOSE SECTIONS OF THE CREST MANUAL CONCERNING PRACTICAL LIMITATIONS OF THE CREST SYSTEM AND TIMINGS.

    The Offeror will make an appropriate announcement if any of the details contained in this paragraph 10(d) alter for any reason.

(E) DEPOSITS OF T&N ORDINARY SHARES INTO, AND WITHDRAWALS OF T&N ORDINARY SHARES FROM, CREST

    Normal CREST procedures (including timings) apply in relation to any T&N Ordinary Shares that are, or are to be, converted from uncertificated to certificated form, or from certificated to uncertificated form, during the course of the Offer (whether any such conversion arises as a result of a transfer of T&N Ordinary Shares or otherwise). Holders of T&N Ordinary Shares who are proposing so to convert any such shares are recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring the T&N Ordinary Shares as a result of the conversion to take all necessary steps in connection with an acceptance of the Offer (in particular, as regards delivery of share certificate(s) or other documents of title or transfers to an escrow balance as described above) prior to 3:00 p.m. (London time) on 12 December 1997.

(F)  VALIDITY OF ACCEPTANCES

     Without prejudice to Parts B and C of Appendix I to this document, the Offeror reserves the right, subject to the City Code, to treat as valid in whole or in part any acceptance of the Offer which is not entirely in order or which is not accompanied by the relevant TTE instruction or (as applicable) the relevant share certificate(s) and/or other document(s) of title. In that event, no payment of cash under such acceptances will be made until after the relevant transfer to escrow has settled or (as applicable) the relevant share certificate(s) and/or other document(s) of title or indemnities satisfactory to the Offeror have been received.

(G) OVERSEAS T&N SHAREHOLDERS

    The attention of T&N Shareholders who are residents or citizens of jurisdictions outside the United Kingdom and any person (including, without limitation, any nominee, custodian or trustee) who may have an obligation to forward this document outside the United Kingdom is drawn to paragraph 6 of Part B and paragraph (b) of Part C of Appendix I to this document and to the relevant provisions of the Form of Acceptance.

    The Offer is not being made, directly or indirectly, in or into or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a securities exchange of Canada (including, but not limited to, post, facsimile transmission, telex or telephone). Accordingly, any purported acceptance of the Offer by T&N

    Shareholders who are unable to give the warranty set out in paragraph (b) of Part C of Appendix I to this document, is liable to be disregarded.

IF YOU ARE IN ANY DOUBT AS TO THE PROCEDURE FOR ACCEPTANCE, PLEASE CONTACT THE RECEIVING AGENT BY TELEPHONE ON 0117 937 0672 OR AT THE ADDRESS IN PARAGRAPH (B) ABOVE. YOU ARE REMINDED THAT, IF YOU ARE A CREST SPONSORED MEMBER, YOU SHOULD CONTACT YOUR CREST SPONSOR BEFORE TAKING ANY ACTION.

11. SETTLEMENT

Subject to the Offer becoming or being declared unconditional in all respects (except as provided in paragraph 6 of Part B of Appendix I in the case of certain overseas T&N Shareholders), settlement of the consideration to which any T&N Shareholder is entitled under the Offer will be effected (i) in the case of acceptances received, complete in all respects, by the date on which the Offer becomes or is declared unconditional in all respects, within 14 days of such date, or (ii) in the case of acceptances of the Offer received, complete in all respects, after the date on which the Offer becomes or is declared unconditional in all respects but while it remains open for acceptance, within 14 days of such receipt, in the following manner:

(A) T&N ORDINARY SHARES IN UNCERTIFICATED FORM (THAT IS, IN CREST)

    Where an acceptance relates to T&N Ordinary Shares in uncertificated form, settlement of any cash consideration to which the accepting T&N Shareholder is entitled will be despatched by means of CREST by the Offeror procuring the creation of an assured payment obligation in favour of the accepting T&N Shareholder's payment bank in respect of the cash consideration due, in accordance with the CREST assured payment arrangements.

    The Offeror reserves the right to settle all or any part of the consideration referred to in this paragraph (a), for all or any accepting T&N Shareholder(s), in the manner referred to in paragraph (b) below if, for any reason, it wishes to do so.

(B) T&N ORDINARY SHARES IN CERTIFICATED FORM

    Where an acceptance relates to T&N Ordinary Shares in certificated form, settlement of any cash consideration to which the accepting T&N Shareholder is entitled will be despatched by first class post (or by such other method as the Panel may approve). All such cash payments will be made in pounds sterling by cheque, drawn on a branch of a UK clearing bank.

(C) GENERAL

    If the Offer does not become or is not declared unconditional in all respects (i) share certificate(s) and/or other document(s) of title will be returned by post (or by such other method as may be approved by the Panel), within 14 days of the Offer lapsing, to the person or agent whose name and address (outside Canada) is set out in Box 6 of the Form of Acceptance or, if none is set out, to the first named holder at his/her registered address (outside Canada) and (ii) the Escrow Agent will, immediately after the lapsing of the Offer (or within such longer period, not exceeding 14 days after the Offer lapsing, as the Panel may permit), give TFE instructions to CRESTCo to transfer all T&N Ordinary Shares held in escrow balances and in relation to which it is the Escrow Agent for the purposes of the Offer to the original available balances of the T&N Shareholders concerned.

    All documents and remittances sent by, to or from T&N Shareholders or their appointed agents will be sent at their own risk.

12. FURTHER INFORMATION

Your attention is drawn to the further information contained in the Appendices to this document.

                                Yours sincerely

                              for and on behalf of

                          Morgan Stanley & Co. Limited

                                  SIMON ROBEY
                               Managing Director

                                   APPENDIX I

                       TERMS AND CONDITIONS OF THE OFFER

                        PART A--CONDITIONS OF THE OFFER

The Offer is subject to the following conditions:

(a) valid acceptances being received (and not, where permitted, withdrawn) by not later than 3.00 p.m. (London time) on 12 December 1997 (or such later time(s) and/or date(s) as the Offeror may, subject to the rules of the City Code, decide) in respect of not less than 90 per cent (or such lower percentage as the Offeror may decide) in nominal value of the T&N Ordinary Shares to which the Offer relates, provided that this condition will not be satisfied unless the Offeror and/or its wholly-owned subsidiaries shall have acquired or agreed to acquire (whether pursuant to the Offer or otherwise) T&N Ordinary Shares carrying in aggregate more than 50 per cent of the voting rights then normally exercisable at a general meeting of T&N, including for this purpose (to the extent, if any, required by the Panel) any such voting rights attaching to any T&N Ordinary Shares that are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise and, for this purpose, (i) the expression "T&N Ordinary Shares to which the Offer relates" shall be construed in accordance with sections 428 to 430F of the Companies Act 1985, and (ii) T&N Ordinary Shares which have been unconditionally allotted shall be deemed to carry the voting rights which they will carry upon issue; provided that, unless the Offeror otherwise determines, this condition (a) can only be treated as satisfied at a time when all of the other conditions in paragraphs (b)-(i) inclusive are either satisfied or waived;

(b) no government or governmental, quasi-governmental, supranational, statutory, regulatory or investigative body, authority (including any national anti-trust or merger control authorities), court, trade agency, association, institution or professional or environmental body or any other person or body whatsoever in any relevant jurisdiction (each a "Third Party") having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or made, proposed or enacted any statute, regulation, decision or order or required any action to be taken or information to be provided or otherwise having done anything and there not continuing to be outstanding any statute, regulation or order thereof which would or might reasonably be expected to:

    (i) make the Offer or its implementation, or the proposed acquisition by the Offeror or any member of the Wider Federal-Mogul Group of any shares or other securities in, or control of, T&N, void, illegal or unenforceable, or otherwise directly or indirectly restrain, prohibit, restrict or delay the same or impose additional conditions or obligations with respect thereto, or otherwise impede, challenge or interfere therewith, or require amendment to the terms of the Offer or the proposed acquisition of any T&N Ordinary Shares or the acquisition of control of T&N by the Offeror, in each case in a manner which is material in the context of the Offer;

    (ii) require, prevent or delay the divestiture by any member of the Wider Federal-Mogul Group of any of its shares or other securities in T&N;

   (iii) require, prevent or delay the divestiture or alter the terms envisaged for any proposed divestiture by any member of the Wider Federal-Mogul Group or by T&N or any member of the Wider T&N Group, in any such case of all or any portion of their respective businesses, assets or property (which, in each case, would be material in the context of the Wider Federal-Mogul Group or the Wider T&N Group, as appropriate, taken as a whole) or impose any limitation on the ability of any of them to conduct their respective businesses (or any of them) or own their respective assets or properties or any part thereof (which, in each case, would be material in the context of the Wider Federal-Mogul Group or the Wider T&N Group, as appropriate, taken as a whole);

    (iv) impose any limitation on, or result in a delay in, the ability of any member of the Wider Federal-Mogul Group to acquire, or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in, or to exercise management or control over, T&N or any member of the Wider T&N Group or any member of the Wider Federal-Mogul Group (which, in any such case, would be material in the context of the Wider Federal-Mogul Group or the Wider T&N Group, as the case may be, taken as a whole);

     (v) any member of the Wider Federal-Mogul Group or the Wider T&N
         Group to acquire, or to offer to acquire, any shares or other securities (or the equivalent) in any member of the Wider Federal-Mogul Group or the Wider T&N Group owned by any third party where such acquisition would be material in the context of the Wider Federal-Mogul Group or the Wider T&N Group, as the case may be, taken as a whole;

    (vi) impose any limitation on the ability of any member of the Wider Federal-Mogul Group or the Wider T&N Group to integrate its business, or any part of it, with the businesses of any other member of the Wider Federal-Mogul Group or the Wider T&N Group (in each case, as is material in the context of the Wider Federal-Mogul Group or the Wider T&N Group, as the case may be, taken as a whole);

   (vii) result in any member of the Wider T&N Group or the Wider Federal-Mogul Group ceasing to be able to carry on business under any name under which it presently does so (the consequences of which would be material in the context of the Wider Federal-Mogul Group or the Wider T&N Group, as the case may be, taken as a whole); or

  (viii) otherwise adversely affect the business or profits or prospects of any member of the Wider T&N Group or any member of the Wider Federal-Mogul Group (in a manner which would be material in the context of the Wider T&N Group or the Wider Federal-Mogul Group, as the case may be, taken as a whole);

and all applicable waiting and other time periods during which any Third Party could take, institute, implement or threaten any such action, proceeding, suit, investigation, enquiry or reference under the laws of any jurisdiction, having expired, lapsed or been terminated;

(c) without limitation of paragraph (b) above:

    (i) the Office of Fair Trading having indicated, in terms satisfactory to the Offeror, that it is not the intention of the Secretary of State for Trade and Industry to refer the proposed acquisition of T&N by the Offeror, or any matters arising therefrom, to the Monopolies and Mergers Commission;

    (ii) all filings having been made and all or any appropriate waiting periods (including any extensions thereof) under the United States Hart-Scott-Rodino Antitrust Improvements Act 1976 and the regulations thereunder having expired, lapsed or been terminated as appropriate in each case in respect of the Offer and the proposed acquisition of any T&N Ordinary Shares, or control of T&N by the Offeror or any member of the Wider Federal-Mogul Group;

(d) all necessary filings having been made and all appropriate waiting and other time periods under any applicable legislation and regulations in any jurisdiction having expired, lapsed or been terminated and all statutory or regulatory obligations in any jurisdiction having been complied with in each case in connection with the Offer or the acquisition by any member of the Wider Federal-Mogul Group of any shares or other securities in, or control of, T&N or any member of the Wider T&N Group and all authorisations, orders, recognitions, grants, determinations, certificates, consents, clearances, confirmations, licences, permissions and approvals ("Authorisations") reasonably considered necessary or appropriate by the Offeror (or any member of the Wider Federal-Mogul Group) for or in respect of the Offer or the proposed acquisition of any shares or other securities in, or control of, T&N or any member of the Wider T&N Group by any member of the Wider Federal-Mogul Group or the carrying on by any member of the Wider T&N Group of its business having been obtained, in terms and in a form reasonably satisfactory to the Offeror, from all appropriate Third Parties or from any persons or bodies with whom any member of the Wider T&N Group has entered into contractual arrangements, in each case where the absence of such Authorisation would have a material adverse effect on the Wider T&N Group taken as a whole and all such Authorisations remaining in full force and effect and there being no notice or intimation of an intention to revoke or not to renew the same;

(e) except as fairly disclosed to the Offeror by or on behalf of T&N prior to 16 October 1997, there being no provision of any arrangement, agreement, licence, permit, franchise or other instrument to which any member of the Wider T&N Group is a party or by or to which any such member or any of its respective assets may be bound or be subject and which, in consequence of the Offer or proposed acquisition by any member of the Wider Federal-Mogul Group of some or all of the share capital of T&N or other securities in T&N or because of a change in the control or management of T&N or any member of the Wider T&N Group or otherwise, could or might reasonably be expected to result in, to an extent which would be material in the context of the Wider T&N Group taken as a whole:

    (i) any monies borrowed by or any other indebtedness or liabilities, actual or contingent, of any member of the Wider T&N Group being or becoming payable or capable of being declared repayable immediately or prior to their or its stated maturity, or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited;

    (ii) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Wider T&N Group or any such mortgage, charge or other security interest becoming enforceable or being enforced;

   (iii) any such arrangement, agreement, licence, permit, franchise or instrument, or the rights, liabilities, obligations or interests of any member of the Wider T&N Group thereunder, being, or becoming capable of being, terminated or adversely modified or affected or any action being taken or any obligation or liability arising thereunder;

    (iv) any asset or interest of any member of the Wider T&N Group being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged;

    (v) any member of the Wider T&N Group ceasing to be able to carry on business under any name under which it presently does so;

    (vi) the creation of material liabilities actual or contingent by any such member;

   (vii) any interest or business of any member of the Wider T&N Group in or with any other person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated, adversely modified or affected; or

  (viii) the respective value, financial or trading position of any member of the Wider T&N Group being prejudiced or adversely affected;

(f) since 31 December 1996 and except as disclosed in the T&N's annual report and accounts for the year then ended or as otherwise publicly announced by delivery of an announcement to the Company Announcements Office of the London Stock Exchange or as would be disclosed by a search at the Companies' Registry for England and Wales against T&N made on 14 October 1997 or as fairly disclosed to the Offeror prior to 16 October 1997, or as disclosed in the Interim Statement of T&N for the six month period ended on 30 June 1997, no member of the Wider T&N Group having:

    (i) (save as between T&N and wholly-owned subsidiaries of T&N) issued or agreed to or authorised or proposed the issue of additional shares of any class, or securities convertible into, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities except for any options granted as disclosed to the Offeror prior to 16 October 1997 and any shares issued upon the exercise of any options granted under any of the T&N Shares Option Schemes or pursuant to elections for scrip dividends in relation to the second interim dividend declared on 28 August 1997;

    (ii) recommended, declared, paid or made or proposed to recommend, declare or pay any bonus, dividend or other distribution (save as between a wholly-owned subsidiary of T&N and T&N or another wholly-owned subsidiary of T&N) other than the T&N Dividend;

   (iii) made or authorised or proposed or announced any change in its loan capital;

    (iv) merged with or demerged or acquired any body corporate or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or (save in the ordinary course of business) any right, title or interest in any assets (including shares and trade investments) or authorised, proposed or announced its intention so to do (in each case with a material adverse effect on the Wider T&N Group taken as a whole);

    (v) issued, authorised or proposed the issue of any debentures or (save in the ordinary course of business) incurred any indebtedness or contingent liability which is material in the context of the Wider T&N Group taken as a whole;

    (vi) purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or made any other change to any part of its share capital;

   (vii) entered into or varied, or authorised, proposed or announced its intention to enter into or vary any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous, or unusual nature or magnitude or which would be restrictive on the business of any member of the Wider T&N Group or the Wider Federal-Mogul Group, or which involves or would involve an obligation of such a nature or magnitude or which could be so restrictive or which is other than in the ordinary course of business in each case which is material in the context of the Wider T&N Group or the Wider Federal-Mogul Group, as the case may be, taken as a whole;

  (viii) implemented or effected, or authorised, proposed or announced its intention to implement, effect, authorise or propose any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement otherwise than in the ordinary course of business which is material in the context of the Wider T&N Group taken as a whole;

    (ix) entered into or changed or made any offer (which remains open for acceptance) to enter into or change the terms of any contract with any of the directors or senior executives of any member of the Wider T&N Group;

    (x) taken any corporate action or had any legal proceedings instituted or threatened against it for its winding-up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any of its assets and revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction (in each case with a material adverse effect on the Wider T&N Group taken as a whole);

    (xi) been unable or admitted in writing that it is unable to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business (in each case with a material adverse effect on the Wider T&N Group taken as a whole);

   (xii) waived or compromised any claim which is material in the context of the Wider T&N Group, taken as a whole;

  (xiii) made any alteration to its memorandum or articles of association, or any other incorporation document; or

   (xiv) entered into any agreement, commitment or arrangement or passed any resolution or announced any intention with respect to any of the transactions, matters or events referred to in this condition;

(g) since 31 December 1996 and except as disclosed in the T&N annual report and accounts for the year then ended, or as otherwise publicly announced by delivery of an announcement to the Company Announcements Office of the London Stock Exchange or as fairly disclosed to the Offeror prior to 16 October 1997, or as disclosed in the Interim Statement of T&N for the six month period ended on 30 June 1997:

    (i) there having been no material adverse change or deterioration in the business, assets, financial or trading position or profits, assets or prospects of the Wider T&N Group taken as a whole;

    (ii) no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider T&N Group is or may become a party (whether as plaintiff or defendant or otherwise) or an investigation (save as a result of the Offer) by any Third Party having been threatened, announced or instituted by or remaining outstanding, against or in respect of any member of the Wider T&N Group which is material in the context of the Wider T&N Group taken as a whole;

   (iii) no contingent or other liability having arisen which would or could reasonably be expected to materially and adversely affect the Wider T&N Group taken as a whole; and

    (iv) there having been no enquiry or investigation (save as a result of the Offer) by, or complaint or, reference to, any third party of a material nature to T&N in respect of any member of the Wider T&N Group and no such enquiry, investigation, complaint or reference having been threatened or instituted;

(h) the Offeror not having discovered:

     (i) that any financial or business or other information disclosed at any time by or on behalf of any member of the Wider T&N Group, whether publicly, to any member of the Wider Federal-Mogul Group or otherwise, is misleading, contains a misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading in any case which has not subsequently been corrected by such disclosure and, in any event, which is material in the context of the Wider T&N Group;

    (ii) that any member of the Wider T&N Group or partnership, company or other entity in which any member of the Wider T&N Group has an interest and which is not a subsidiary undertaking of T&N is subject to any liability, contingent or otherwise, which is not disclosed in T&N's annual report and accounts for the financial year ended 31 December 1996 and which is material in the context of the Wider T&N Group taken as a whole; or

   (iii) any information which materially affects (in the context of the Wider T&N Group as a whole) the import of any information disclosed prior to 16 October 1997 by any member of the Wider T&N Group to the Offeror;

(i) the Offeror not having discovered:

    (i)  that save as fairly disclosed to the Offeror prior to 16
         October 1997 any past or present member of the Wider T&N Group has not complied with all applicable legislation or regulations of any jurisdiction with regard to the disposal, discharge, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health, or otherwise relating to environmental matters, or that there has otherwise been any such disposal, discharge, spillage, leak or emission (whether or not the same constituted a non-compliance by any person with any such legislation or regulations and wherever the same may have taken place) which, in any such case, would be likely to give rise to any liability (whether actual or contingent) on the part of any member of the Wider T&N Group which would be material in the context of the Wider T&N Group taken as a whole;

    (ii) that save as fairly disclosed to the Offeror prior to 16 October 1997 there is, or is likely to be, any material liability (in the context of the Wider T&N Group taken as a whole), whether actual or contingent, to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the Wider T&N Group or any controlled waters under any environmental legislation, regulation, notice, circular or order of any relevant authority or third party or otherwise; or

   (iii) save as fairly disclosed to the Offeror prior to 16 October 1997 that circumstances exist whereby a person or class of persons would be likely to have any material (in the context of the Wider T&N Group taken as a whole) claim or claims in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any past or present member of the Wider T&N Group.

For the purpose of these conditions: (a) "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings given by the Companies Act 1985 (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A of the Companies Act 1985) and (b) "substantial interest" means a direct or indirect interest in 20 per cent or more of the voting equity capital of an undertaking.

Subject to the requirements of the Panel, the Offeror reserves the right to waive all or any of the above conditions, in whole or in part, except condition
(a).

Conditions (b) to (i) (inclusive) must be fulfilled or waived by midnight on the 21st day after the later of 12 December 1997 and the date on which condition (a) is fulfilled (or in each case such later date as the Panel may agree), failing which the Offer will lapse. The Offeror shall be under no obligation to waive (if so capable of waiver) or treat as fulfilled any of conditions (b) to (i) (inclusive) by a date earlier than the latest date specified above for the fulfilment thereof notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.

If the Offeror is required by the Panel to make an offer for T&N Ordinary Shares under the provisions of Rule 9 of the City Code, the Offeror may make such alterations to the conditions of the Offer, including to condition (a) above, as are necessary to comply with the provisions of that Rule.

The Offer will lapse if the acquisition of T&N is referred to the Monopolies and Mergers Commission before 3.00 p.m. on the later of 12 December 1997 and the date when the Offer becomes or is declared unconditional as to acceptances.

If the Offer lapses, the Offer will cease to be capable of further acceptance and persons accepting the Offer and the Offeror shall thereupon cease to be bound by acceptances delivered on or before the date on which the Offer so lapses.

                       PART B--FURTHER TERMS OF THE OFFER

The following further terms apply, unless the context otherwise requires, to the Offer.

Except where the context requires otherwise, references in Parts B and C of this Appendix I and in the Form of Acceptance to:

(a) the "acceptance condition" means the condition as to acceptances of the Offer set out in paragraph (a) of Part A of this Appendix I and references to the Offer becoming unconditional as to acceptances will be construed accordingly;

(b) "acceptances of the Offer" shall include deemed acceptances of the Offer;

(c) "Offer period" means, in relation to the Offer, the period commencing on 26 September 1997 until whichever of the following dates shall be the later:
    (i) 12 December 1997, (ii) the date on which the Offer lapses, and (iii) the date on which the Offer becomes unconditional;

(d) the "Offer" will include any revision, variation, renewal or extension of the Offer; and

(e) the "Offer becoming unconditional" shall (unless the context expressly requires otherwise) (i) where made in this document (other than in this Part B of Appendix I) or in the Form of Acceptance, mean the Offer becoming or being declared unconditional in all respects, and (ii) where made in this Part B of Appendix I, mean the Offer becoming or being declared unconditional as to acceptances, whether or not any other condition of the Offer remains to be fulfilled.

1.  ACCEPTANCE PERIOD

(a) The Offer will initially be open for acceptance until 3.00 p.m. on 12 December 1997.

(b) Although no revision is envisaged, if the Offer is revised, it will remain open for acceptance for a period of at least 14 days (or such lesser period as may be permitted by the Panel) from the date on which written notification of the revision is posted to T&N Shareholders. Except with the consent of the Panel, no revision of the Offer may be made or posted after 29 December 1997 or, if later, the day falling 14 days prior to the last date on which the Offer is able to become unconditional.

(c) The Offer, whether revised or not, shall not (without the consent of the Panel) be capable of becoming unconditional after midnight on 12 January 1998 (or any earlier time and/or date beyond which the Offeror has stated that the Offer will not be extended and in respect of which it has not withdrawn that statement) nor of being kept open for acceptance after that time and date unless the Offer has previously become unconditional. However, the Offeror reserves the right, with the permission of the Panel, to extend the time for the Offer to become unconditional to a later time and/or date. The Offeror may not, save with the permission of the Panel, for the purpose of determining whether the acceptance condition has been fulfilled, take into account acceptances of the Offer received or purchases of T&N Ordinary Shares made after 1.00 p.m. (London time) on 12 January 1998 (or any earlier time and/or date beyond which the Offeror has stated that the Offer will not be extended and in respect of which it has not withdrawn that statement) or any such later time and/or date to which the Offeror has stated (with the permission of the Panel) that the Offer will be extended, as the case may be.

(d) If the Offer becomes unconditional, the Offer will remain open for acceptance for not less than 14 days from the date on which it would otherwise have expired. If the Offer has become unconditional and it is stated that the Offer will remain open until further notice, then not less than 14 days' notice will be given prior to the closing of the Offer to those T&N Shareholders who have not accepted the Offer.

(e) If a competitive situation arises after a "no extension" and/or "no increase" statement (as determined by the Panel) has been made by or on behalf of the Offeror in relation to the Offer, the Offeror may, if it has specifically reserved the right to do so at the same time such statement is made (or otherwise with the consent of the Panel), withdraw such statement and be free to extend and/or increase the Offer if it complies with the requirements of the City Code and in particular that it:

    (i) announces such withdrawal within four business days after the announcement of the competing offer and gives notice to the T&N Shareholders to that effect in writing or (in the case of T&N Shareholders with registered addresses outside the United Kingdom or whom the Offeror knows to be nominees, trustees or custodians holding T&N Ordinary Shares for such persons) by announcement in the United Kingdom at the earliest practicable opportunity; and

    (ii) gives any T&N Shareholders who accepted the Offer after the date of such statement a right of withdrawal as described in paragraph 3(c) below.

(f) The Offeror may choose not to be bound by the terms of a "no extension" or "no increase" statement if it would otherwise prevent the posting of an increased or improved Offer (i) if it has reserved the right to do so and the increased or improved Offer is recommended for acceptance by the board of T&N, or (ii) with the consent of the Panel.

2.  ANNOUNCEMENTS

(a) Without prejudice to paragraph 3(a) of this Part B, by 8.30 a.m. (London time) on the business day (the "relevant day") next following the day on which the Offer is due to expire or becomes unconditional or is revised or extended (or such later time and/or date as the Panel may agree), the Offeror will make an appropriate announcement and simultaneously inform the London Stock Exchange of the state of the Offer. Such announcement will (unless otherwise permitted by the Panel) also state the total number of T&N Ordinary Shares and rights over such shares (as nearly as practicable):

    (i)   for which acceptances of the Offer have been received;

    (ii) acquired or agreed to be acquired during the Offer period by or on behalf of the Offeror and any persons acting in concert with the Offeror;

    (iii) held prior to the Offer period by or on behalf of the Offeror and any persons acting in concert with the Offeror; and

    (iv) for which acceptances of the Offer have been received from persons acting in concert with the Offeror;

    and the announcement will specify the percentages of T&N Ordinary Shares represented by each of these figures. In computing the number of T&N Ordinary Shares represented by acceptances and purchases for the above purposes, only those acceptances and purchases permitted to be counted towards fulfilling the acceptance condition in accordance with paragraphs 5(d) and 5(e) below shall be included in the totals (except as otherwise agreed by the Panel).

(b) Any decision to extend the time and/or date by which the acceptance condition has to be fulfilled may be made by the Offeror at any time up to, and will be announced not later than, 8.30 a.m. (London time) on the relevant day (or such later time and/or date as the Panel may agree) and the announcement will state the next expiry date (unless the Offer is then unconditional in which case the announcement may state that the Offer will remain open until further notice).

(c) In this Appendix I, references to the making of an announcement or the giving of notice in each case by or on behalf of the Offeror include the release of an announcement by the Offeror, public relations consultants of the Offeror or by Morgan Stanley to the press and the delivery by hand or telephone, facsimile or telex transmission or other electronic transmission of an announcement to the London Stock Exchange. An announcement made otherwise than to the London Stock Exchange will be notified simultaneously to the London Stock Exchange.

3.  RIGHTS OF WITHDRAWAL

(a) If the Offeror, having announced the Offer to be unconditional, fails to comply by 3.30 p.m. (London time) on the relevant day (or such later time and/or date as the Panel may agree) with any of the other requirements specified in paragraph 2(a) of this Part B, an accepting T&N Shareholder may immediately thereafter withdraw his acceptance of the Offer by written notice, received either by post, or by hand, to the Receiving Agent, The Royal Bank of Scotland plc, Registrars Department, New Issues Section, PO Box 859, Consort House, East Street, Bedminster, Bristol BS99 1XZ or, by hand only during normal business hours, to The Royal Bank of Scotland plc, Registrars Department, New Issues Section, PO Box 633, 5-10 Great Tower Street, London EC3R 5ER. Subject to paragraph 1(c) of this Part B, this right of withdrawal may be terminated not less than eight days after the relevant day by the Offeror confirming that the Offer is still unconditional and complying with the other requirements specified in paragraph 2(a) of this Part B. If any such confirmation is given, the first period of 14 days referred to in paragraph 1(d) of this Part B will run from the date of such confirmation and compliance.

(b) If by 3.00 p.m. (London time) on 2 January 1998 (or such later time and/or date as the Panel may agree) the Offer has not become unconditional, an accepting T&N Shareholder may thereafter withdraw his acceptance of the Offer by written notice, received either by post or by hand to the Receiving Agent at any time before the earlier of (i) the time when the Offer becomes unconditional and (ii) the final time for lodgement of acceptances of the Offer which can be taken into account in accordance with paragraph 1(c) of this Part B.

(c) If a "no increase" and/or a "no extension" statement has been withdrawn in accordance with paragraph 1(e) of this Part B, any T&N Shareholder who accepts the Offer after the date of such statement may withdraw that acceptance thereafter in the manner referred to in paragraph 3(a) of this Part B not later than the eighth day after the date on which written notice of such withdrawal is posted to the relevant T&N Shareholder.

(d) Except as provided by this paragraph 3 and paragraph 4(c) below, acceptances of the Offer and elections shall be irrevocable.

(e) In this paragraph 3, "written notice" (including any letter of appointment, direction or authority) means notice in writing bearing the original signature(s) of the relevant accepting T&N Shareholder(s) or his or their agent(s) duly appointed in writing (evidence of whose appointment, in a form reasonably satisfactory to the Offeror, is produced with the notice). Telex or facsimile transmission or copies will not be sufficient. No notice which is postmarked in or otherwise appears to the Offeror or its agents to have been sent from Canada will be treated as valid.

4.  REVISIONS OF THE OFFER

(a) Although no revision of the Offer is envisaged, if the Offer (in its original or any previously revised form(s)) is revised (either in its terms or conditions or in the value or form of the consideration offered or otherwise), which the Offeror reserves the right to do, and any such revision represents, on the date on which such revision is announced (on such basis as Morgan Stanley may consider appropriate) an improvement (or no diminution) in the value of the consideration previously offered, the benefit of the revised Offer, will, subject as provided in this paragraph 4 and in paragraph 6 of this Part B, be made available to any T&N Shareholder who has accepted the Offer in its original or any previously revised form(s) and not validly withdrawn such acceptance (each a "Previous Acceptor"). The acceptance by or on behalf of a Previous Acceptor of the Offer in its original or any previously revised form(s) shall, subject as provided in this paragraph 4 and in paragraph 6 of this Part B, be deemed to be an acceptance of the Offer as so revised and shall also constitute the appointment of the Offeror or any director of the Offeror or any director of Morgan Stanley as his/her attorney and/or agent with authority to accept such revised Offer on behalf of such Previous Acceptor and, if such revised Offer includes alternative forms of consideration, to make on his behalf elections for and/or accept such alternative forms of consideration on his behalf as such attorney and/or agent in his/her absolute discretion thinks fit and to execute on behalf of and in the name of such Previous Acceptor all such further documents (if any) as may be required to give full effect to such acceptances and/or elections. In making any such acceptance or any such election, such attorney and/or agent shall take into account the nature of any previous election made by the Previous Acceptor and such other factors or matters as he/she may reasonably consider relevant.

(b) The deemed acceptances referred to in this paragraph 4 shall not apply and the powers of attorney and authorities conferred by paragraph 4(a) above shall not be exercised by any director of the Offeror or any director of Morgan Stanley if, as a result thereof, the Previous Acceptor would (on such basis as Morgan Stanley may consider appropriate) thereby receive less in aggregate in consideration than he/she would have received in aggregate in consideration as a result of his/her acceptance of the Offer in the form in which it was originally accepted and/or elected by him/her or on his/her behalf or in any previously revised form(s) (unless such Previous Acceptor has previously agreed in writing to receive less in aggregate consideration). The deemed acceptances referred to in this paragraph 4 shall not apply and the exercise of the powers of attorney and authorities conferred by this paragraph 4 shall be ineffective to the extent that a Previous Acceptor shall lodge with the Receiving Agent, within fourteen days of the posting of the document pursuant to which the revision of the Offer consideration referred to in paragraph 4(a) is made available to T&N Shareholders, a Form of Acceptance or some other form issued by or on behalf of the Offeror in which he/she validly elects to receive the consideration receivable by him/ her under such revised Offer in some other manner than that set out in his original acceptance.

(c) Subject to paragraph 4(b) above, the powers of attorney and authorities referred to in this paragraph 4 and any acceptance of a revised Offer and/or any election pursuant thereto shall be irrevocable unless and until the Previous Acceptor becomes entitled to withdraw his acceptance under paragraph 3 of this Part B and duly does so.

(d) The Offeror reserves the right to treat an executed Form of Acceptance relating to the Offer (in its original or any revised form(s)) which is received (or dated) on or after the announcement or issue of the Offer in any revised form as a valid acceptance of the revised Offer and/or election in respect of the revised Offer and such acceptance shall constitute an authority in the terms of paragraph 4(a) of this Part B mutatis mutandis on behalf of the relevant T&N Shareholder.

5.  GENERAL

(a) Save with the consent of the Panel, the Offer will lapse unless all conditions relating to the Offer have been fulfilled or (if capable of waiver) waived or, where appropriate, have been determined by the Offeror in its reasonable opinion to be or remain satisfied by midnight on 2 January 1998 or by midnight on the date which is 21 days after the date on which the Offer becomes unconditional, whichever is the later, or such later date as the Offeror may, with the consent of the Panel, decide. If the Offer lapses for any reason, the Offer will cease to be capable of further acceptance and T&N Shareholders and the Offeror will cease to be bound by prior acceptances. The Offeror shall be under no obligation to waive or treat as satisfied any of the conditions (b) to

    (i) (inclusive) of Part A of this Appendix I by a date earlier than the latest date specified above for the satisfaction thereof notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may be capable of fulfilment.

(b) Except with the consent of the Panel, settlement of the consideration to which any T&N Shareholder is entitled under the Offer will be implemented in full in accordance with the terms of the Offer without regard to any lien, right of set off, counterclaim or other analogous right to which the Offeror may otherwise be, or claim to be, entitled as against such T&N Shareholder and will (subject to paragraph 6 below) be effected not later than 14 days after the later of (i) the date on which the Offer is declared unconditional in all respects, and (ii) the date of receipt of a valid and complete Form of Acceptance from such T&N Shareholder. Any cash consideration will be settled by way of cheques drawn on a UK clearing bank. No consideration will be sent to an address in Canada.

(c) The instructions, terms, authorities and provisions contained in or deemed to be incorporated in the Form of Acceptance constitute part of the terms of the Offer. Words and expressions defined in this document shall have the same meaning when used in the Form of Acceptance unless the context otherwise requires. The provisions of this Appendix I shall be deemed to be incorporated in the Form of Acceptance.

(d) Without prejudice to the right reserved by the Offeror to treat a Form of Acceptance as valid even though not entirely in order or not accompanied by the relevant share certificate(s) and/or other document(s) of title or not accompanied by the relevant transfer to escrow, except as otherwise agreed by the Panel, an acceptance of the Offer will only be counted towards fulfilling the acceptance condition if the requirements of Note 4 and, if applicable, Note 6 to Rule 10 of the Code are satisfied in respect of such acceptance.

(e) Except as otherwise agreed with the Panel, a purchase of T&N Ordinary Shares by the Offeror or its nominee(s) (or, if the Offeror is required by the Panel to make an offer for T&N Ordinary Shares under Rule 9 of the Code, a person acting in concert with the Offeror or its nominee(s)), if any, will only be counted towards fulfilling the acceptance condition if the requirements of Note 5 and, if applicable, Note 6 to Rule 10 of the Code are satisfied in respect of such purchase.

(f) Except with the consent of the Panel, the Offer will not become unconditional until the Receiving Agent has issued a certificate to the Offeror (or its agent) stating the number of T&N Ordinary Shares in respect of which acceptances have been received which comply with Note 4 to Rule 10 of the City Code and the number of T&N Ordinary Shares otherwise acquired, whether before or during the Offer period, which comply with Note 5 to Rule 10 of the City Code and, in each case, if appropriate, Note 6 to Rule 10 of the City Code. Copies of such certificate will be sent to the Panel and to the financial advisers of T&N as soon as possible after it is issued.

(g) The Offeror and Morgan Stanley reserve the right to treat Forms of Acceptance as valid if not entirely in order or not accompanied by the relevant share certificate(s) and/or other relevant document(s) of title or not accompanied by the relevant transfer to escrow, or if received, by or on behalf of either of them, at any place or places or in any manner determined by them otherwise than as specified in this document or in the Form of Acceptance.

(h) All references in this document and the Form of Acceptance to 12 December 1997 (other than those in the definition of "Offer period" and paragraph 1(a) of this Part B) shall (except where the context otherwise requires) be deemed, if the expiry date of the Offer is extended, to refer to the expiry date of the Offer as so extended.

(i) Any omission or failure to despatch this document, the Form of Acceptance, any other document relating to the Offer and/or any notice required to be despatched under the terms of the Offer to, or any failure to receive the same by, any person to whom the Offer is made, or should be made, shall not invalidate the Offer in any way. Subject to paragraph 6 below, the Offer extends to any such persons to whom this document, the Form of Acceptance, and/or any other such document or notice may not have been despatched or who may not receive such documents and such persons may collect copies of those documents during normal business hours from the Receiving Agent at either of the addresses set out in paragraph 3(a) above.

(j) All powers of attorney, appointments of agents and authorities on the terms conferred by or referred to in this Appendix I or in the Form of Acceptance are given by way of security for the performance of the obligations of the T&N Shareholder concerned and are irrevocable (in respect of powers of attorney, in accordance with section 4 of the Powers of Attorney Act 1971) except in the circumstances where the donor of such power of attorney, appointment or authority is entitled to withdraw his acceptance in accordance with paragraph 3 of this Part B and duly does so.

(k) All communications, notices, certificates, documents of title and remittances to be delivered by or sent to or from T&N Shareholders (or their designated agents) will be delivered by or sent to or from them (or their designated agents) at their risk. No acknowledgement of receipt of any Form of Acceptance, share certificate(s) and/or other document(s) of title will be given by or on behalf of the Offeror.

(l) The Offer and the Form of Acceptance and all acceptances thereof, elections in respect thereunder and this document shall be governed by and construed in accordance with English law. Execution by or on behalf of a T&N Shareholder of a Form of Acceptance will constitute his submission, in relation to all matters arising out of or in connection with the Offer, to the jurisdiction of the courts of England and his agreement that nothing shall limit the right of the Offeror or Morgan Stanley to bring any action, suit or proceeding arising out of or in connection with the Offer and the Form of Acceptance in any other manner permitted by law or in any court of competent jurisdiction.

(m) If sufficient acceptances are received, the Offeror intends to apply the provisions of sections 428 to 430F (inclusive) of the Companies Act 1985 to acquire compulsorily any outstanding T&N Ordinary Shares to which the Offer relates (as defined in the acceptance condition) and to procure the making by T&N of an application in due course for cancellation of T&N's listing on the London Stock Exchange.

(n) In relation to any acceptance of the Offer in respect of a holding of T&N Shares which are in uncertificated form, the Offeror reserves the right to make such alterations, additions or modifications as may be necessary or desirable to give effect to any purported acceptance of the Offer, whether in order to comply with the facilities or requirements of CREST or otherwise, provided such alterations, additions or modifications are consistent with the requirements of the City Code or are otherwise made with the consent of the Panel.

(o) If the Offer does not become unconditional in all respects, the Form of Acceptance, share certificates and/or other documents of title will be returned by post (or such other methods as may be approved by the Panel) within 14 days of the Offer lapsing, at the risk of the person entitled thereto, to the person or agent whose name and address is set out in the Form of Acceptance, or, if no address is set out, the first named holder at his/her registered address (in all cases outside Canada). The Receiving Agent will, immediately after the lapsing of the Offer (or within such longer period as the Panel may permit, not exceeding 14 days of the lapsing of the Offer), give instructions to CRESTCo to transfer all T&N Ordinary Shares held in escrow balances, and in relation to which it is the escrow agent for the purposes of the Offer, to the original available balances of the T&N Shareholders concerned.

(p) The Offer is made on 13 November 1997 and is capable of acceptance from and after that time.

(q) For the purpose of determining whether the acceptance condition has been fulfilled at any particular time, Federal-Mogul shall not be bound (unless otherwise required by the Panel) to take into account any T&N Ordinary Shares which have been unconditionally issued or allotted before such determination falls to be made unless T&N has notified Federal-Mogul in writing of the relevant details of such allotment or issue prior thereto. Telex or facsimile transmission or copies will not be sufficient for this purpose.

(r) All references in this Appendix I to any statute or statutory provision shall include a statute or statutory provision which amends, consolidates or replaces the same (whether before or after the date hereof).

6.  OVERSEAS T&N SHAREHOLDERS

(a) The making of the Offer in, or to T&N Shareholders who are, or are custodians, nominees or trustees for, citizens, residents or nationals of, jurisdictions outside the UK may be prohibited or affected by the laws of the relevant overseas jurisdiction. Such T&N Shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of any such T&N Shareholder wishing to accept the Offer to satisfy himself/herself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required or the compliance with other formalities needing to be observed and the payment of any issue, transfer or other taxes or duties in such jurisdiction. Any such T&N Shareholder will also be responsible for payment of any such issue, transfer or other taxes or duties or other requisite payments due in such jurisdiction by whomsoever payable and the Offeror and any person acting on their behalf shall be entitled to be fully indemnified and held harmless by such T&N Shareholder for any such issue, transfer or other taxes or duties as Federal-Mogul or such person may be required to pay.

(b) In particular, the Offer is not being made, directly or indirectly, in or into Canada, or by use of the mails of Canada or by any means or instrumentality of interstate or foreign commerce of, or of any facilities of a securities exchange of Canada (including, without limitation, facsimile transmission, telex and telephone).

    Accordingly, copies of this document and the Form of Acceptance and any related offering documents are not being, and must not be, mailed or otherwise distributed or sent in, into or from Canada. Persons receiving such documents (including, without limitation, custodians, nominees and trustees) must not distribute, send or mail them in, into or from Canada including to T&N Shareholders, or use Canadian mails or any such means, instrumentality or facility for any purpose, directly or indirectly, in connection with the Offer, and so doing may invalidate any related purported acceptance of the Offer. Persons wishing to accept the Offer must not use Canadian mails or any such means, instrumentality or facility for any purpose directly or indirectly related to acceptance of the Offer. Envelopes containing Forms of Acceptance should not be postmarked in Canada or otherwise despatched from Canada and all acceptors must provide addresses outside Canada for the receipt of consideration to which they are entitled under the Offer or for the return of Forms of Acceptance, share certificate(s) and/or other document(s) of title.

(c) A T&N Shareholder will be deemed NOT to have validly accepted the Offer if
    (i) he/she cannot give the representation and warranty set out in paragraph
    (b) of Part C of this Appendix I; (ii) having completed Box 3 of the Form of Acceptance with an address in Canada or having a registered address in Canada he/she does not insert in Box 6 of the Form of Acceptance the name and address of a person or agent outside Canada to whom he/she wishes the consideration to which he/she is entitled under the Offer to be sent; (iii) he/she inserts in Box 6 of the Form of Acceptance the name and address of a person or agent in Canada to whom he/she wishes the consideration to which he/she is entitled under the Offer to be sent; or (iv) the Form of Acceptance received from him/her is in an envelope postmarked in, or which otherwise appears to the Offeror or its agents to have been sent from, Canada.

    The Offeror reserves the right in its sole discretion, to investigate, in relation to any acceptance, whether the representation and warranty set out in paragraph (b) of Part C of this Appendix I could have truthfully been given by the relevant T&N Shareholder and, if such investigation is made and, as a result, the Offeror cannot satisfy itself that such representation and warranty was true and correct, such acceptance shall not be valid.

(d) Neither the Offeror nor Morgan Stanley nor any agent nor director of the Offeror or Morgan Stanley nor any person acting on behalf of any of them shall have any liability to any person for any loss or alleged loss arising from any decision as to the treatment of acceptances of the Offer on any of the bases set out above or otherwise in connection therewith.

(e) If, in connection with the making of the Offer, notwithstanding the restrictions described above, any person (including, without limitation, custodians, nominees and trustees), whether pursuant to a contractual or legal obligation or otherwise, forwards this document, the Form of Acceptance or any related offering documents in, into or from Canada or uses the mails of or any means or instrumentality (including, without limitation, facsimile transmission, telex and telephone) of interstate or foreign commerce of, or any facility of a securities exchange of Canada in connection with such forwarding, such person should (i) inform the recipient of such fact; (ii) explain to the recipient that such action will invalidate any purported acceptance by the recipient; and (iii) draw the attention of the recipient to this paragraph 6.

(f) The Offeror and Morgan Stanley reserve the right to notify any matter including the making of the Offer, to all or any T&N Shareholders:

    (i) with a registered address outside the United Kingdom; or

    (ii) whom the Offeror knows to be a custodian, trustee or nominee holding T&N Shares for person who are citizens, residents or nationals of jurisdiction outside the United Kingdom,

    by announcement or by paid advertisement in a daily national newspaper published and circulated in the United Kingdom (in which event such notice shall be deemed to have been sufficiently given, notwithstanding any failure by any such T&N Shareholder to receive or see such notice) and all references in this document to notice or the provision of information in writing or on behalf of the Offeror shall be construed accordingly.

(g) The provisions of this paragraph 6 and/or other terms of the Offer relating to overseas T&N Shareholders may be waived, varied or modified as regards specific T&N Shareholders or on a general basis by the Offeror in its absolute discretion. References in this paragraph 6 to a T&N Shareholder shall include references to the person or persons executing a Form of Acceptance and, in the event of more than one person executing a Form Acceptance, the provisions of this paragraph 6 shall apply to them jointly and severally.

(h) The provisions of this paragraph 6 supersede any terms of the Offer inconsistent therewith.

                           PART C--FORM OF ACCEPTANCE

Each T&N Shareholder by whom, or on whose behalf, a Form of Acceptance is executed and delivered to the Receiving Agent, the Offeror or its agent irrevocably undertakes, represents, warrants and agrees to and with the Offeror, Morgan Stanley and the Receiving Agent (so as to bind him/her, his/her personal representatives, his/her heirs, successors and assigns) to the following effect:

(a) that the execution of the Form of Acceptance shall constitute:

    (i) an acceptance of the Offer in respect of the number of T&N Ordinary Shares inserted or deemed to be inserted in Box 1 of the Form of Acceptance; and

    (ii) an undertaking to execute any further documents, take any further action and give any further assurances which may be required to enable the Offeror to obtain the full benefit of the terms of this Part C and/or to perfect any of the authorities expressed to be given hereunder, in each case on and subject to the terms and conditions set out or referred to in this document and the Form of Acceptance and that, subject only to the person accepting the Offer not having validly withdrawn his acceptance, each such acceptance shall be irrevocable;

(b) that:

    (i) unless "YES" is inserted in Box 5 of the Form of Acceptance:

       (1) such T&N Shareholder has not received or sent copies of this document, the Form of Acceptance or any related offering documents in, into or from Canada;

       (2) such T&N Shareholder has not otherwise utilised in connection with the Offer or the execution or delivery of the Form of Acceptance, directly or indirectly, the mails of, or any means or instrumentality (including, without limitation, the post, facsimile transmission, telex and telephone) of interstate or foreign commerce, or any facilities of a securities exchange, of Canada;

       (3) such T&N Shareholder was outside Canada when the Form of Acceptance was delivered and at the time of accepting the Offer;

       (4) such T&N Shareholder is not a resident of Canada nor a holder whose registered address is in Canada and does not hold T&N Ordinary Shares on behalf of any such person;

       (5) such T&N Shareholder is not an agent or fiduciary acting on a non-discretionary basis for a principal, unless such agent or fiduciary is an authorised employee of such principal or such principal has given any instructions with respect to the Offer from outside Canada; and

       (6) the Form of Acceptance has not been mailed or otherwise sent in, into or from Canada; and

    (ii) if such accepting T&N Shareholder is not resident in the United Kingdom he/she has observed the laws of all relevant territories, obtained any requisite governmental or other consents, complied with all requisite formalities and paid any issue, transfer or other taxes due from him/her, in connection with such acceptance, in any territory and that he/she has not taken or omitted to take any action which will or may result in the Offeror, Morgan Stanley or any other person acting in breach of the legal or regulatory requirements of any territory in connection with the Offer or his/her acceptance thereof;

(c) that the execution of the Form of Acceptance and such delivery will constitute, subject to the person accepting the Offer not having validly withdrawn his acceptance in accordance with paragraph 3 of Part B of this Appendix, the irrevocable separate appointment of any director of the Offeror or Morgan Stanley as such T&N Shareholder's attorney and/or agent within the terms of paragraph 4 of Part B above and this Part C and with the authority to complete and execute any further documents and give any further assurances which may be required in connection with any of the foregoing and an irrevocable undertaking with such attorney and/or agent to execute any such further documents and/or give any such further assurances as maybe required;

(d) that the execution of the Form of Acceptance and such delivery constitutes, subject to the Offer becoming unconditional in all respects in accordance with its terms and to the person accepting the Offer not having validly withdrawn his acceptance in accordance with paragraph 3 of Part B of this Appendix, the irrevocable separate appointment of any director of the Offeror or Morgan Stanley as such T&N Shareholder's attorney and/or agent ("attorney"), and an irrevocable instruction to the attorney to complete and execute all or any form(s) of transfer and/or other document(s) at the discretion of the attorney and/or agent in relation to the T&N Ordinary Shares to which the Form of Acceptance relates in favour of the Offeror or such other person or persons as the Offeror or its agents may direct and to deliver all such documents together with the certificate(s) and/or other documents of title relating to T&N Ordinary Shares for registration within six months of the Offer becoming unconditional in all respects and to execute all such other documents and to do all such other acts and things as may, in the opinion of the attorney, be necessary or expedient for the purposes of, or in connection with, the acceptance of the Offer and to vest in the Offeror or its nominee(s) such T&N Ordinary Shares;

(e) that the execution of the Form of Acceptance and such delivery constitutes, subject to the Offer becoming unconditional in all respects and to an accepting T&N Shareholder not having validly withdrawn his acceptance, an irrevocable authority and request (subject to paragraph 6 of Part B):

    (i) to T&N or its agents to procure the registration of the transfer of the T&N Ordinary Shares in certificated form pursuant to the Offer and the delivery of the share certificates and/or other documents of title in respect thereof to the Offeror or as it may direct;

    (ii) if the T&N Ordinary Shares concerned are in certificated form, or if the proviso to sub-paragraph (iii)(aa) below applies, to the Offeror and Morgan Stanley or their respective agents to procure the despatch by post (or such other method as may be approved by the Panel) of a cheque drawn on a branch of a UK clearing bank in respect of any cash consideration to which such T&N Shareholder is entitled, at the risk of such T&N Shareholder, to the person or agent whose name and address outside Canada is set out in Box 6 of the Form of Acceptance or, if none is set out, to the first-named holder at his registered address outside Canada; and

   (iii) if the T&N Ordinary Shares concerned are in uncertificated form, to the Offeror and Morgan Stanley or their respective agents to procure the creation of an assured payment obligation in favour of the T&N Shareholder's payment bank in accordance with the CREST assured payment arrangements in respect of any cash consideration to which such shareholder is entitled provided that (aa) the Offeror may (if, for any reason, it wishes to do so) determine that all or any part of any such cash consideration shall be paid by cheque despatched by post, and (bb) if the T&N Shareholder concerned is a CREST member whose registered address is in Canada, any cash consideration to which such T&N Shareholder is entitled shall be paid by cheque despatched by post; and provided that sub-paragraph (ii) above shall apply to the despatch of any consideration by post pursuant to this sub-paragraph (iii);

(f) that the Offeror shall be entitled, after the Offer becomes unconditional in all respects, or if the Offer will become unconditional in all respects or will lapse, immediately upon the outcome of the resolution in question, in respect of any T&N Ordinary Shares in respect of which the Offer has been accepted and not validly withdrawn to direct the exercise of any votes and any or all other rights and privileges (including the right to requisition the convening of a general meeting or separate class meeting of T&N); and that the execution of the Form of Acceptance will constitute an authority to T&N from such T&N Shareholder to send any notice, circular, warrant or other document or communication which may be required to be sent to him/her as a member of T&N in respect of such shares (including any share certificate(s) or other document(s) of title issued as a result of a conversion of T&N Ordinary Shares into certificated form) to the Offeror at its registered office, and the irrevocable appointment of any director of the Offeror or Morgan Stanley or their respective agents to sign such documents and do such things as may in the opinion of such attorney seem necessary or desirable in connection with the exercise of any votes or other rights or privileges attaching to the T&N Ordinary Shares held by such T&N Shareholder (including, without limitation, signing any consent to short notice of a general meeting or separate class meeting as his attorney and on his behalf and/or executing a form of proxy in respect of such T&N Ordinary Shares appointing any person nominated by the Offeror to attend general meetings and separate class meetings of T&N and attending any such meeting and exercising the votes attaching to such T&N Ordinary Shares on his behalf, where relevant, such votes to be cast so far as possible to satisfy any outstanding condition of the Offer) and will also constitute the agreement of such T&N Shareholder not to exercise any of such rights without the consent of the Offeror and the irrevocable undertaking of such T&N Shareholder not to appoint a proxy for or to attend any such general or separate class meeting. This authority will cease to be valid if the acceptance is withdrawn in accordance with paragraph 3 of Part B of this Appendix I;

(g) that he/she will deliver, or procure the delivery to the Receiving Agent of his/her share certificate(s) and/or other document(s) of title in respect of all T&N Ordinary Shares in respect of which the Offer has been accepted or is deemed to have been accepted and not validly withdrawn held by him/her in certificated form or an indemnity acceptable to the Offeror in lieu thereof as soon as possible and in any event within six months of the Offer becoming unconditional in all respects;

(h) that, the execution of the Form of Acceptance and such delivery constitutes the irrevocable appointment of the Receiving Agent as such T&N Shareholder's attorney and/or agent an irrevocable instruction and authority to the attorney and/or agent (i) subject to the Offer becoming or being declared unconditional in all respects in accordance with its terms and to such accepting T&N Shareholder not having validly withdrawn his acceptance, to transfer to itself (or to such other persons as the offeror or its agents may direct) by means of CREST all or any of the Relevant T&N Ordinary Shares (as defined below) (but not exceeding the number of T&N Ordinary Shares in respect of which the Offer is accepted or deemed to be accepted), and (ii) if the Offer does not become unconditional in all respects, to give instructions to CRESTCo, immediately after the lapsing of the Offer (or within such longer period as the Panel may permit, not exceeding 14 days of the lapsing of the Offer), to transfer all Relevant T&N Ordinary Shares to the original available balance of the accepting T&N Shareholders. "Relevant T&N Ordinary Shares" means T&N Ordinary Shares in uncertificated form and in respect of which a transfer or transfers to escrow has or have been effected pursuant to the procedures described in paragraph 10(d) of the letter from Morgan Stanley contained in this document and where the transfer(s) to escrow was or were made in respect of T&N Ordinary Shares held under the same member account ID and participant ID as the member account ID and participant ID relating to the Form of Acceptance concerned (but irrespective of whether or not any Form of Acceptance Reference Number, or a Form of Acceptance Reference Number corresponding to that appearing on the Form of Acceptance concerned, was included in the TTE instruction concerned);

(i) that he/she will take (or procure to be taken) the action set out in paragraph 10(d) of the letter from Morgan Stanley contained in this document to transfer all T&N Ordinary Shares in respect of which the Offer has been accepted or is deemed to have been accepted and not validly withdrawn held by him/her in uncertificated form to an escrow balance as soon as possible and in any event so that the transfer to escrow settles within six months of the Offer becoming unconditional in all respects;

(j) that, if for any reason, any T&N Ordinary Shares in respect of which a transfer to an escrow balance has been effected in accordance with paragraph 10(d) of the letter from Morgan Stanley contained in this document are converted to certificated form, he/share will (without prejudice to paragraph (f) of this Part C), immediately deliver or procure the immediate delivery of the share certificate(s) or other document(s) of title in respect of all such T&N Ordinary Shares as so converted to the Receiving Agent at The Royal Bank of Scotland plc, Registrars Department, New Issues Section, PO Box 859, Consort House, East Street, Bedminster, Bristol BS99 1XZ or The Royal Bank of Scotland plc, Registrars Department, New Issues Section, PO Box 633, 5-10 Great Tower Street, London EC3R 5ER or as the Offeror or its agents may direct;

(k) that he/she will do all such acts and things as shall, in the opinion of the Offeror or its agents, be necessary or expedient to vest in the Offeror or its nominee(s) or such other person as the Offeror may decide the T&N Ordinary Shares in respect of which the Offer has been accepted or is deemed to have been accepted and all such acts and things as may be necessary or expedient to enable the Receiving Agent to perform its function as Escrow Agent for the purposes of the Offer;

(l) that he/she agrees to ratify each and every act or thing which may be done or effected by the Offeror or Morgan Stanley or any of their respective directors or agents or T&N or any of its directors or agents, as the case may be, in exercise of any of the powers and/or appointments and/or authorities thereunder;

(m) that, if any provisions of Part B of this Appendix or this Part C shall be unenforceable or invalid or shall not operate so as to afford the Offeror or Morgan Stanley the benefit of the authority expressed to be given therein or herein, he/she shall, with all practicable speed, do all such acts and things and execute all such documents that may be required or desirable to enable the Offeror and/or Morgan Stanley or any of their respective directors to secure the full benefit of Part B of this Appendix and this Part C;

(n) that the creation of an assured payment obligation in favour of his/her payment bank in accordance with the CREST assured payments arrangements as referred to in paragraph (e)(iii) of this Part C shall, to the extent of the obligation so created, discharge in full any obligation of the Offeror and/or Morgan Stanley to pay him/her the cash consideration to which he/she is entitled pursuant to the Offeror;

(o) that the T&N Ordinary Shares in respect of which the Offer is accepted or deemed to be accepted are sold free from all liens, charges, equities, encumbrances, rights of pre-emption and other third party rights or interests of any nature whatsoever and together with all rights now or hereafter attaching thereto including voting rights and the right to receive all dividends and other distributions (if any) declared, paid or made after 16 October 1997 other than the right to receive and retain the second interim dividend of 3.2 pence (net) per T&N Ordinary Share payable on 14 November 1997, or the scrip alternative to such dividend, and the T&N Dividend of 3 pence (net) per T&N Ordinary Share payable on 30 January 1998;

(p) that the terms and conditions of the Offer contained in this document are deemed to be incorporated in, and form part of, the Form of Acceptance which shall be read and construed accordingly;

(q) that, on execution, the Form of Acceptance shall take effect as a deed; and

(r) that the execution of the Form of Acceptance constitutes his/her submission, in relation to all matters arising out of the Offer and the Form of Acceptance, to the jurisdiction of the courts of England.

References in this Part C to a T&N Shareholder shall include references to the person or persons executing the Form of Acceptance and, in the event of more than one person executing a Form of Acceptance, the provisions of this Part C shall apply to them jointly and to each of them.

                                 APPENDIX II
                    FINANCIAL INFORMATION ON FEDERAL-MOGUL

The financial information contained in this Appendix II is extracted from the Form 10-K/A of Federal-Mogul filed with the US Securities and Exchange Commission containing the audited consolidated financial statements for the years ended 31 December 1994, 1995 and 1996 and the Form 10-Q of Federal-Mogul filed with the US Securities and Exchange Commission containing the unaudited quarterly report for the period ended 30 September 1997.

1. CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                  YEAR ENDED DECEMBER 31
                                                                                       (AS RESTATED)
                                                                              -------------------------------
                                                                                1996       1995       1994
                                                                              ---------  ---------  ---------
                                                                                   (MILLIONS OF DOLLARS,
                                                                                 EXCEPT PER SHARE AMOUNTS)
Net sales                                                                     $ 2,032.7  $ 1,999.8  $ 1,889.5
Cost of products sold                                                           1,660.5    1,602.2    1,507.6
                                                                              ---------  ---------  ---------
  Gross Margin                                                                    372.2      397.6      381.9
Selling, general and administrative expenses                                     (333.8)    (299.3)    (268.8)
Gain on sales of businesses                                                          --       24.0         --
Restructuring charges                                                             (57.6)     (26.9)        --
Re-engineering and other related charges                                          (11.4)     (13.9)        --
Adjustment of assets held for sale to fair value                                 (151.3)     (51.8)        --
Interest expense                                                                  (42.6)     (37.3)     (21.2)
Interest income                                                                     2.9        9.6        7.6
International currency exchange losses                                             (3.7)      (2.9)      (5.5)
Other expenses, net                                                                (3.4)      (2.4)      (2.5)
                                                                              ---------  ---------  ---------
  Earnings (loss) before income taxes                                            (228.7)      (3.3)      91.5
  Income tax expense (benefit)                                                    (22.4)       2.5       31.8
                                                                              ---------  ---------  ---------
    Net Earnings (loss)                                                          (206.3)      (5.8)      59.7
                                                                              =========  =========  =========
  Preferred dividends                                                               8.7        8.9        9.0
    Net Earnings (loss) Available to Common Shareholders                      $  (215.0) $   (14.7) $    50.7

EARNINGS (LOSS) PER COMMON (AND EQUIVALENT SHARE)
  Primary                                                                     $   (6.12) $   (0.42) $    1.45
                                                                              ---------  ---------  ---------
  Fully Diluted                                                               $   (6.12) $   (0.42) $    1.36
                                                                              =========  =========  =========


          See accompanying Notes to Consolidated Financial Statements.

2.  CONSOLIDATED BALANCE SHEETS

                                                                                               DECEMBER 31
                                                                                         -----------------------
                                                                                                        (AS
                                                                                                     RESTATED)
                                                                                           1996         1995
                                                                                         ---------  ------------
                                                                                          (MILLIONS OF DOLLARS)
ASSETS
Cash and equivalents                                                                     $    33.1   $     19.4
Accounts receivable                                                                          231.3        293.4
Inventories                                                                                  417.0        505.8
Prepaid expenses and income tax benefits                                                      81.5         62.8
                                                                                         ---------  -----------
    Total current assets                                                                     762.9        881.4
Property, plant and equipment                                                                350.3        434.7
Goodwill                                                                                     154.0        226.5
Other intangible assets                                                                       63.1         66.6
Business investments and other assets                                                        124.9        100.9
                                                                                         ---------  -----------
    Total Assets                                                                         $ 1,455.2   $  1,710.1
                                                                                         =========  ===========


LIABILITIES AND SHAREHOLDERS' EQUITY
Short-term debt                                                                          $   280.1   $    111.9
Accounts payable                                                                             142.7        172.7
Accrued compensation                                                                          37.6         32.3
Restructuring reserves                                                                        55.2         10.7
Other accrued liabilities                                                                    148.2         92.6
                                                                                         ---------  -----------
    Total current liabilities                                                                663.8        420.2
Long-term debt                                                                               209.6        481.5
Postemployment benefits                                                                      207.1        211.5
Other accrued liabilities                                                                     56.2         46.6
                                                                                         ---------  -----------
    Total Liabilities                                                                      1,136.7      1,159.8
Series D preferred stock                                                                      76.6         76.6
Series C ESOP preferred stock                                                                 53.1         56.8
Unearned ESOP compensation                                                                   (28.4)       (34.3)
Common stock                                                                                 175.7        175.2
Additional paid-in capital                                                                   283.5        280.8
Retained earnings (deficit)                                                                 (193.0)        40.2
Currency translation and other                                                               (49.0)       (45.0)
                                                                                         ---------  -----------
    Total Shareholders' Equity                                                               318.5        550.3
                                                                                         ---------  -----------
    Total Liabilities and Shareholders' Equity                                           $ 1,455.2   $  1,710.1
                                                                                         =========  ===========



          See accompanying Notes to Consolidated Financial Statements.

3.  CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                    YEAR ENDED DECEMBER 31
                                                                                         (AS RESTATED)
                                                                                -------------------------------
                                                                                  1996       1995       1994
                                                                                ---------  ---------  ---------
                                                                                     (MILLIONS OF DOLLARS)
CASH PROVIDED FROM (USED BY) OPERATING ACTIVITIES
Net earnings (loss)                                                             $  (206.3) $    (5.8) $    59.7
Adjustments to reconcile net earnings (loss) to net cash provided from (used
  by) operating activities:
    Depreciation and amortization                                                    63.7       61.0       55.7
    Gain on sale of businesses                                                         --      (24.0)        --
    Restructuring charges                                                            57.6       26.9         --
    Re-engineering and other related charges                                         11.4       13.9         --
    Adjustment of assets held for sale to fair value                                151.3       51.8         --
    Deferred income taxes                                                           (27.8)     (16.2)       4.1
    Postemployment benefits                                                          (2.0)       1.8        4.9
    Decrease (increase) in accounts receivable                                       46.5       (5.0)     (55.3)
    Decrease (increase) in inventories                                               54.5     (103.9)     (33.5)
    Increase (decrease) in accounts payable                                         (25.5)       7.2         --
    Payments against restructuring and re-engineering reserves                      (17.6)     (19.4)     (14.0)
    Increase (decrease) in current liabilities and other                             43.2      (23.0)       2.7
                                                                                ---------  ---------  ---------
      Net Cash Provided from (Used by) Operating Activities                         149.0      (34.7)      24.3

CASH PROVIDED FROM (USED BY) INVESTING ACTIVITIES
Expenditures for property, plant and equipment and other long-term assets           (54.2)     (78.5)     (74.9)
Acquisitions of businesses                                                            (.3)     (72.1)     (58.3)
Payments for rationalization of acquired businesses                                    --       (7.3)     (24.5)
Proceeds from sales of businesses                                                    42.0       48.5         --
Other                                                                                  --         --        (.8)
                                                                                ---------  ---------  ---------
      Net Cash Used by Investing Activities                                         (12.5)    (109.4)    (158.5)

CASH PROVIDED FROM (USED BY) FINANCING ACTIVITIES
Issuance of common stock                                                              0.6        0.2      196.8
Repurchase of common stock                                                             --       (9.0)     (10.6)
Proceeds from issuance of long-term debt                                               --      166.2      157.8
Principal payments on long-term debt                                                (29.4)     (24.9)    (203.7)
Increase (decrease) in short-term debt                                              (61.4)      33.7       14.8
Dividends                                                                           (26.9)     (27.3)     (27.7)
Other                                                                                (5.7)       (.4)      (2.0)
                                                                                ---------  ---------  ---------
      Net Cash Provided from (Used by) Financing Activities                        (122.8)     138.5      125.4
                                                                                ---------  ---------  ---------
      Increase (Decrease) in Cash and Equivalents                                    13.7       (5.6)      (8.8)
Cash and equivalents at beginning of year                                            19.4       25.0       33.8
                                                                                ---------  ---------  ---------
      Cash and Equivalents at end of Year                                       $    33.1  $    19.4  $    25.0
                                                                                =========  =========  =========

          See accompanying Notes to Consolidated Financial Statements.

4.  CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                            SERIES C
                                               SERIES D       ESOP       UNEARNED             ADDITIONAL    RETAINED
                                               PREFERRED    PREFERRED      ESOP      COMMON    PAID-IN      EARNINGS
                                                 STOCK        STOCK    COMPENSATION   STOCK    CAPITAL      (DEFICIT)
                                              -----------  ----------- ------------  -------- ----------   -----------
                                                                           (MILLIONS OF DOLLARS)
BALANCE AT JANUARY 1, 1994
  (as originally reported)                      $76.6       $60.2        $(44.6)      $147.5    $117.2     $46.4
Cumulative effect of restatement
  (see Note xviii)                                                                                          (5.1)
                                                -----       -----        ------       ------    ------     -----
BALANCE AT JANUARY 1, 1994
  (as restated)                                 $76.6       $60.2        $(44.6)      $147.5    $117.2     $41.3
Net earnings (as
restated)                                                                                                   59.7
Issuance of common stock                                                                28.8     162.5
Exercise of stock options                                                                1.6       6.1
Repurchase of common stock                                                              (3.0)     (9.6)
Retirement of preferred stock                                (1.1)
Amortization of unearned ESOP compensation                                  4.8
Dividends                                                                                                  (27.7)
Preferred dividend tax benefits                                                                    1.6
Currency translation
Pension adjustment
                                                -----       -----        ------       ------    ------     -----
BALANCE AT DECEMBER 31, 1994                     76.6        59.1         (39.8)       174.9     277.8      73.3
Net loss (as
restated)                                                                                                   (5.8)
Net issuance of restricted shares                                                        2.2       6.5
Exercise of stock options                                                                           .2
Repurchase of common stock                                                              (1.9)     (5.3)
Retirement of preferred stock                                (2.3)
Amortization of unearned ESOP compensation                                  5.5
Dividends                                                                                                  (27.3)
Preferred dividend tax benefits                                                                    1.6
Currency translation
Pension adjustment
                                                -----       -----        ------       ------    ------     -----
BALANCE AT DECEMBER 31, 1995                     76.6        56.8         (34.3)       175.2     280.8      40.2
Net loss (as restated)                                                                                    (206.3)
Net issuance of restricted shares                                                         .3        .9
Exercise of stock options                                                                 .2        .4
Retirement of preferred stock                                (3.7)
Amortization of unearned ESOP compensation                                  5.9
Dividends                                                                                                  (26.9)
Preferred dividend tax benefits                                                                    1.4
Currency translation effect on assets held
  for sale
Currency translation
Pension adjustment
                                                -----       -----        ------       ------    ------     -------
BALANCE AT DECEMBER 31, 1996                    $76.6       $53.1        $(28.4)      $175.7    $283.5     $(193.0)
                                                =====       =====        ======       ======    ======     =======

                                                CURRENCY
                                               TRANSLATION
                                                AND OTHER      TOTAL
                                              -------------  ---------

BALANCE AT JANUARY 1, 1994
  (as originally reported)                      $   (32.2)   $   371.1
Cumulative effect of restatement
  (see Note xviii)                                                (5.1)
                                                   ------    ---------
BALANCE AT JANUARY 1, 1994
  (as restated)                                 $   (32.2)   $   366.0
Net earnings (as restated)                                        59.7
Issuance of common stock                                         191.3
Exercise of stock options                                          7.7
Repurchase of common stock                                       (12.6)
Retirement of preferred stock                                     (1.1)
Amortization of unearned ESOP compensation             .2          5.0
Dividends                                                        (27.7)
Preferred dividend tax benefits                                    1.6
Currency translation                                 (6.3)        (6.3)
Pension adjustment                                    4.9          4.9
                                                   ------    ---------
BALANCE AT DECEMBER 31, 1994                        (33.4)       588.5
Net loss (as restated)                                            (5.8)
Net issuance of restricted shares                    (7.7)         1.0
Exercise of stock options                                           .2
Repurchase of common stock                                        (7.2)
Retirement of preferred stock                                     (2.3)
Amortization of unearned ESOP compensation                         5.5
Dividends                                                        (27.3)
Preferred dividend tax benefits                                    1.6
Currency translation                                 (1.5)        (1.5)
Pension adjustment                                   (2.4)        (2.4)
                                                   ------    ---------
BALANCE AT DECEMBER 31, 1995                        (45.0)       550.3
Net loss (as restated)                                          (206.3)
Net issuance of restricted shares                    (1.2)      --
Exercise of stock options                                           .6
Retirement of preferred stock                                     (3.7)
Amortization of unearned ESOP compensation                         5.9
Dividends                                                        (26.9)
Preferred dividend tax benefits                                    1.4
Currency translation effect on assets held
  for sale                                           20.1         20.1
Currency translation                                (24.4)       (24.4)
Pension adjustment                                    1.5          1.5
                                                ---------    ---------
BALANCE AT DECEMBER 31, 1996                       $(49.0)      $318.5
                                                =========    =========



          See accompanying Notes to Consolidated Financial Statements.

5.  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(I) ACCOUNTING POLICIES

    Organization--Federal-Mogul's core business is providing value-added services for the global manufacture and distribution of non-discretionary parts to vehicular and industrial original equipment manufacturers and the vehicular replacement market.

    Principles of Consolidation--The consolidated financial statements include the accounts of Federal-Mogul and its majority-owned subsidiaries (the "company"). Intercompany accounts and transactions have been eliminated in consolidation.

    Cash and Equivalents--The company considers all highly liquid investments with maturities of 90 days or less from the date of purchase to be cash equivalents.

    Inventories--Inventories are stated at the lower of cost or market. Cost determined by the last-in, first-out (LIFO) method was used for 54% and 52% of the inventory at December 31, 1996 and 1995, respectively. The remaining inventories are costed using the first-in, first-out (FIFO) method. If inventories had been valued at current cost, amounts reported at December 31 would have been increased by $49.4 million in 1996 and $54.2 million in 1995.

    At December 31, inventories consisted of the following:

                                                     1996       1995
                                                   ---------  ---------
                                                       (MILLIONS OF
                                                         DOLLARS)
Finished products                                  $   417.0  $   468.3
Work-in-process                                         28.0       34.1
Raw materials                                           20.0       28.6
                                                   ---------  ---------
                                                       465.0      531.0
Reserve for inventory valuation                        (48.0)     (25.2)
                                                   ---------  ---------
                                                   $   417.0  $   505.8
                                                   =========  =========

    Inventory quantity reductions resulting in liquidations of certain LIFO inventory layers and the reduction in international locations using the LIFO method increased net earnings by $3.1 million and $1.6 million ($.09 and $.04 per share) in 1996 and 1994, respectively. There was no effect on operations for 1995.

    The company provides inventory valuation reserves for parts on hand which exceed anticipated demand and assesses these reserves on a quarterly basis.

    Goodwill and Other Intangible Assets--Intangible assets, which result principally from acquisitions, consist of goodwill, trademarks and non-compete agreements, patents and other intangibles. Intangible assets are periodically reviewed for impairment based on an assessment of future cash flows, or fair value for assets held for sale, to ensure that they are appropriately valued. Intangible assets are amortized on a straight-line basis over their estimated useful lives, generally ranging from 7 to 40 years. Goodwill and other intangible assets reflected in the consolidated balance sheets are net of accumulated amortization of $18.7 million and $14.2 million for goodwill and $22.1 million and $16.9 million for other intangible assets at December 31, 1996 and 1995, respectively. Impairment charges recorded in 1996 and 1995 related solely to assets held for sale. Management believes that the remaining intangible assets, which relate only to the core manufacturing and distribution businesses, are not impaired, and the remaining amortization period is appropriate.

    Revenue Recognition--The company recognizes revenue and returns from product sales and the related customer incentive and warranty expense when goods are shipped to the customer.

    Currency Translation--Exchange adjustments related to international currency transactions and translation adjustments for subsidiaries whose functional currency is the United States dollar (principally those located in highly inflationary economies) are reflected in the consolidated statements of operations. Translation adjustments of international subsidiaries for which the local currency is the functional currency are reflected in the consolidated financial statements as a separate component of shareholders' equity.

    Earnings Per Share--The computation of primary earnings per share is based on the weighted average number of outstanding common shares during the period and, when their effect is dilutive, common stock equivalents consisting of certain shares subject to stock options. Fully-diluted earnings per share additionally assumes, when the effect is dilutive, the conversion of outstanding Series C Employee Stock Ownership Plan (ESOP) preferred stock (Note (xi)) and Series D preferred stock and the contingent issuance of common stock to satisfy the Series C ESOP preferred stock redemption price guarantee. The number of contingent shares used in the fully-diluted calculation is based on the market price of the company's common stock on December 31, 1996, and the number of preferred shares held by the ESOP as of December 31 of each of the respective years.

      The primary weighted average number of common and equivalent shares outstanding (in thousands) was 35,105, 34,988 and 35,062 for 1996, 1995 and 1994, respectively. The fully-diluted weighted average number of common and equivalent shares outstanding (in thousands) was 35,105, 34,988 and 41,812 for 1996, 1995 and 1994, respectively.

      Net earnings used in the computation of primary earnings per share are reduced by preferred stock dividend requirements. Net earnings used in the computation of fully-diluted earnings per share are reduced by preferred stock dividend requirements when the effect of conversion is anti-dilutive and by amounts representing the additional after-tax contribution that would be necessary to meet ESOP debt service requirements under an assumed conversion of the Series C ESOP preferred stock when the effect is dilutive.

      Environmental Liabilities--The company recognizes environmental liabilities when a loss is probable and can be reasonably estimated. Such liabilities are generally not subject to insurance coverage.

      Each environmental obligation is estimated by engineering and legal specialists within the company based on current law and existing technologies. Such estimates are based primarily upon the estimated cost of investigation and remediation required and the likelihood that other potentially responsible parties will be able to fulfill their commitments at the sites where the company may be jointly and severally liable with such parties.

      The company periodically evaluates and revises its estimates for environmental obligations based on expenditures against established reserves and the availability of additional information.

      Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      Reclassifications--Certain items in the prior year financial statements have been reclassified to conform with the presentation used in 1996.

(II)  RESTRUCTURING CHARGES

      Results of operations in the fourth quarter of 1996 include a restructuring charge of $57.6 million. This charge is comprised of $42.8 million for employee severance and $14.8 million for exit costs and consolidation of certain facilities. The workforce reductions and consolidation of facilities will be substantially completed in 1997.

      The restructuring is designed to aggressively improve the company's cost structure, streamline operations and divest the company of underperforming assets. The after-tax cash impact of this charge is approximately $40 million, the majority of which is expected to be paid out during 1997.

      Employee severance costs result from the termination of approximately 1,430 employees, primarily in the international retail and wholesale operations, the North American distribution business, and at a closed North American manufacturing operation. The severance costs are based on the minimum levels that will be paid to the affected employees pursuant to the company's workforce reduction policies and certain foreign governmental requirements.

      Exit and consolidation costs principally include lease termination costs of international retail stores, and certain international wholesale operations, the consolidation of certain North American distribution facilities and the consolidation of a North American manufacturing operation.

      Results of operations in the second and fourth quarters of 1995 include restructuring charges of $6.1 million and $20.8 million, respectively. These charges are comprised of $20.1 million for employee severance and $6.8 million for exit costs and consolidation of certain facilities. The workforce reductions and consolidation of facilities were completed as of December 31, 1996.

      Employee severance costs for 1995 resulted from the termination of a total of approximately 750 employees, primarily in Argentina, the United States and Europe. The amounts paid to terminated employees in 1995 and 1996 approximated the related charges recorded in 1995.

      Exit costs for 1995 include efforts to consolidate and restructure selected operations primarily in the United States. The consolidation charge includes additional costs for certain replacement market and related facilities consolidated after the acquisition of SPX Corporation's Sealed Power Replacement aftermarket business.

(III) ADJUSTMENT OF ASSETS HELD FOR SALE TO FAIR VALUE

      The company continually reviews all components of its businesses for possible improvement of future profitability through acquisition, divestiture, reengineering or restructuring. The company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," effective as of January 1, 1995. This statement addresses the accounting for the impairment of long-lived assets and long-lived assets to be disposed of, certain identifiable intangibles and goodwill related to those assets, and establishes guidance for recognizing and measuring impairment losses and requires that the carrying amount of impaired assets be reduced to fair value.

      During 1996, management designed and implemented a restructuring plan to aggressively improve the company's cost structure, streamline operations and divest the company of underperforming assets. As part of this plan, the company decided to sell 132 international retail operations, sell or restructure 30 wholesale international replacement operations and consolidate a North American manufacturing operation. The company expects to complete substantially all of these actions in 1997. The carrying value of the assets held for sale was reduced to fair value based on estimates of selling values less costs to sell. Selling values used to determine the fair value of assets held for sale were determined using market prices (i.e., valuation multiples) of comparable companies from recently consummated transactions. The carrying value of net assets held for sale as of December 31, 1996 was $107 million which includes $38 million of accounts receivable, $88 million of inventory, $29 million of accounts payable, $1 million of net other current assets and liabilities, and $11 million of noncurrent assets. In accordance with SFAS 121, the carrying value of long-lived assets held for sale will not be amortized or depreciated in subsequent periods. The resulting adjustment of $148.5 million to reduce assets held for sale to fair value was recorded in the fourth quarter of 1996. Net sales for businesses to be disposed of approximated $234 million, $214 million and $129 million in 1996, 1995 and 1994, respectively.

      In 1996, based upon the final sale, the company recorded an additional writedown of $2.8 million to the net asset value of the United States ball bearings manufacturing operations. In 1995, the company decided to sell the ball bearings operations and reduced the carrying value by $17.0 million to record assets held for sale at fair value.

      In 1995, the company also decided to sell its heavy-wall bearing division in Germany and Brazil and certain other non-strategic assets. The company estimated the fair value of the businesses held for sale based on discussions with prospective buyers, adjusted for selling costs. The company reduced its carrying value by $17.0 million to record assets held for sale at fair value. This division was sold in January 1997 for $10.4 million, which approximated the carrying value of the assets at December 31, 1996.

      In addition, in 1995, the company reduced the carrying value of certain other impaired long-lived assets by $17.8 million to record them at fair value. No further significant fair value adjustments were recorded for these assets in 1996.

(IV)  REENGINEERING AND OTHER RELATED CHARGES

      In 1996, the company initiated an extensive effort to strategically review its businesses and focus on its competencies of manufacturing, engineering and distribution. As a result of this process, the company incurred $11.4 million of pretax charges for professional fees and personnel costs related to the strategic review of the company, and changes in management and related costs.

      In 1995, the company recorded $13.9 million of pretax charges for reengineering and other costs. These costs included $7.0 million in professional fees and personnel costs to reengineer the business on a company-wide basis and $6.9 million primarily for certain other non-recurring costs relating to brand consolidation at the customer level of the company's Federal-Mogul-Registered Trademark-, TRW-Registered Trademark- and Sealed Power-Registered Trademark- branded engine parts.

(V)   CHANGES IN ACCOUNTING ESTIMATES

      During the third and fourth quarters of 1996, the company made certain changes in accounting estimates totaling $51 million ($34 million after tax, $.97 per share) due to 1996 events and new information becoming available. The changes in accounting estimates included increasing the provision for customer incentive programs and related sales initiatives by $18 million, increasing the provision for excess and obsolete inventory by $13 million, increasing the provision for bad debts by $3 million, increasing the provision for environmental and legal matters by $9 million and increasing various other provisions by approximately $8 million.

(VI)  ACQUISITIONS OF BUSINESSES

      The company accounted for the following acquisitions as purchases, and accordingly, the purchase prices have been allocated to the acquired assets and assumed liabilities based on their estimated fair values as of the acquisition date. The consolidated statements of operations include the operating results of the acquired businesses from the acquisition dates unless otherwise stated.

      On September 30, 1995, the company completed its acquisition of the Centropiezas group, a chain of retail stores in Puerto Rico.

      Wales-based Seal Technology Systems Limited, a leading designer and manufacturer of a specialized range of seals and gaskets for the automotive sector and other industrial markets was purchased September 25, 1995.

      The company acquired Bertolotti Pietro e Figli, S.r.l., a distributor of premium brand European auto and truck parts throughout Italy on June 28, 1995.

      On October 31, 1994, the company purchased all the outstanding shares of Varex Corporation Limited, the largest independent auto parts distributor in South Africa. The consolidated statements of operations include the operating results of Varex from July 1, 1994.

(VII) SALES OF BUSINESSES

      In November 1996, the company completed the sale of the operations and substantially all of the assets of its United States ball bearings manufacturing operations to NTN-U.S.A. Corporation. The company received $31 million in cash and retained customer receivables while NTN-U.S.A. Corporation assumed certain liabilities. The results of operations have been included in the company's consolidated statement of operations through the date of sale. The company recognized no gain or loss on the sale. (Refer to Note (iii) for previous writedowns of assets to fair value.)

      In September 1996, the company completed the sale of the assets and business of its electrical products manufacturing operations to Capsonic Automotive, Inc. The company received $11 million in cash and retained customer receivables, while Capsonic Automotive assumed certain liabilities. The results of operations have been included in the company's consolidated statement of operations through the date of sale. The company recognized no gain or loss on the sale.

      In December 1995, the company sold its equity interest in Westwind Air Bearings Limited in England and its affiliated operations in the United States and Japan for $20.5 million. The company recognized a pre-tax gain on the sale of $16.2 million.

      In April 1995, the company completed the sale of the operations and substantially all of the assets of its Precision Forged Products Division to Borg-Warner Automotive, Inc. The company received $28.0 million in cash and retained customer receivables, while Borg-Warner assumed certain liabilities. The results of operations have been included in the company's consolidated statement of operations through the date of sale. The company recognized a pre-tax gain on the sale of $7.8 million.

(VIII)  FINANCIAL INSTRUMENTS

      FOREIGN EXCHANGE RISK AND COMMODITY PRICE MANAGEMENT

      The company is subject to exposure to market risks from changes in foreign exchange rates and raw material price fluctuations. Derivative financial instruments are utilized by the company to reduce those risks. The company does not hold or issue derivative financial instruments for trading or speculative purposes.

      The company's foreign exchange contracts at December 31 are summarized below:



                                                                      1996                        1995
                                                          ----------------------------  ------------------------
                                                           CONTRACT     DEFERRED GAIN    CONTRACT     DEFERRED
                                                            AMOUNT         (LOSS)         AMOUNT       (LOSS)
                                                          -----------  ---------------  -----------  -----------
                                                                            (MILLIONS OF DOLLARS)
Forwards                                                   $ 6.6            $  --          $  23.5       $  (.3)
Options Purchased                                             --               --              8.0           --
                                                           -----            -----          -------       ------
                                                           $ 6.6            $  --          $  31.5       $  (.3)
                                                           =====            =====          =======       ======


    The company has entered into copper contracts to hedge against the risk of price increases. These contracts are expected to offset the effects of price changes on the firm purchase commitments for copper. Under the agreements, the company is committed to purchase 4.7 million pounds of copper. The net unrealized gain on these firm purchase commitments at December 31, 1996 is $.1 million.

    Deferred gains and losses are included in other assets and liabilities and recognized in operations when the future purchase or sale occurs, or at the point in time when the purchase or sale is no longer expected to occur.

      Concentrations of Credit Risk

      Financial instruments which potentially subject the company to concentrations of credit risk consist primarily of accounts receivable and cash investments. The company's customer base includes virtually every significant global automotive manufacturer and a large number of distributors and installers of automotive replacement parts. However, the company's credit evaluation process, reasonably short collection terms and the geographical dispersion of sales transactions help to mitigate any concentration of credit risk. The company also has cash investment policies that limit the amount of credit exposure to any one financial institution and require placement of investments in financial institutions evaluated as highly creditworthy.

      The company does not generally require collateral for its trade accounts receivable. The allowance for doubtful accounts of $16.3 million and $18.7 million at December 31, 1996 and 1995 is based upon the expected collectibility of all trade accounts receivable, including those sold.

      Fair Value of Financial Instruments

      The carrying amounts of certain financial instruments such as cash and equivalents, accounts receivable, accounts payable, and short-term and long-term debt approximate their fair values. The fair value of the long-term debt is estimated using discounted cash flow analysis and the company's current incremental borrowing rates for similar types of arrangements.

      Accounts Receivable Securitization

      On an ongoing basis, the company sells accounts receivables to Federal-Mogul Funding Corporation, a wholly owned subsidiary, which then sells such receivables without recourse to a master trust. Amounts sold under this arrangement were $95.0 million at December 31, 1996 and 1995. Accounts receivable at both December 31, 1996 and 1995 exclude the $95.0 million.

(IX)  PROPERTY, PLANT AND EQUIPMENT

      Property, plant and equipment are stated at cost and include expenditures for additional facilities and those expenditures which materially extend the useful lives of existing buildings, machinery and equipment.

      Depreciation is computed principally by the straight-line method for financial reporting purposes and by accelerated methods for income tax purposes.

      At December 31, property, plant and equipment consisted of the following:

                                                                       ESTIMATED
                                                                      USEFUL LIFE    1996       1995
                                                                      -----------  ---------  ---------
                                                                                       (MILLIONS OF
                                                                                         DOLLARS)
Land                                                                          --   $    32.1  $    35.7
Buildings and building improvements                                      40 yrs.       144.1      180.8
Machinery and equipment                                                3-12 yrs.       378.8      442.1
                                                                                   ---------  ---------
                                                                                       555.0      658.6
Accumulated depreciation                                                              (204.7)    (232.0)
                                                                                   ---------  ---------
                                                                                   $   350.3  $   426.6
                                                                                   =========  =========


      The company leases various facilities and equipment under both capital and operating leases. Net assets subject to capital leases were not significant at December 31, 1996 and 1995.

      The balance of the deferred gain resulting from the 1988 sale and leaseback of a portion of the corporate headquarters complex was $7.8 million at December 31, 1996. The deferred gain is being amortized over the term of the lease as a reduction of rent expense. Future minimum payments under noncancelable operating leases with initial or remaining terms of more than 1 year are, in millions: 1997-$28.1; 1998-$25.8; 1999-$22.1; 2000-$18.2; 2001-$14.3 and thereafter, $60.8. Future minimum lease payments have been reduced by approximately $31.2 million for amounts to be received under sublease agreements.

      Total rental expense under operating leases was $33.8 million in 1996, $34.0 million in 1995 and $25.7 million in 1994, exclusive of property taxes, insurance and other occupancy costs generally payable by the company.

(X)   DEBT

      The company's $300 million United States revolving credit facility matures in June 1998. The company also has a European revolving credit facility for $50 million. As of December 31, 1996, the company had $185 million borrowed against the United States revolver and $9 million borrowed against the European revolver. The company's United States revolving credit facility contains restrictive covenants that, among other matters, require the company to maintain certain financial ratios. The covenants were amended in 1996 in relation to certain charges recorded in the third and fourth quarters of 1996. The amendments to the covenants are effective through March 31, 1997. The company intends to enter into a new consolidated multi-currency revolving credit facility in the first half of 1997. The revolving credit facility borrowings are included in short-term debt as of December 31, 1996. Short-term debt also includes international subsidiaries' local credit arrangements that are maintained in accordance with local customary practice.

      The weighted average interest rate for the company's short-term debt was 7.9% and 9.5% as of December 31, 1996 and 1995, respectively. Excluding the revolving credit facility which was classified as a current liability at December 31, 1996 and as a long-term liability at December 31, 1995, the weighted average interest rate for short-term debt increased to 10.9% at December 31, 1996 from 9.5% at December 31, 1995. The interest rate on the revolving credit facility at December 31, 1996 and 1995 was 6.1% and 6.2%, respectively.

      Long-term debt at December 31 consists of the following:

                                                                      1996       1995
                                                                    ---------  ---------
                                                                        (MILLIONS OF
                                                                          DOLLARS)
Revolving credit facility                                           $      --  $   185.0
Medium-term notes                                                       125.0      125.0
Notes payable                                                            64.8       68.1
ESOP obligation                                                          28.0       33.7
European revolving credit facility                                         --       44.7
Other                                                                    17.7       38.1
                                                                    ---------  ---------
                                                                        235.5      494.6
Less current maturities included in short-term debt                      25.9       13.1
                                                                    ---------  ---------
                                                                    $   209.6  $   481.5
                                                                    =========  =========

      In August 1994, the company initiated a medium-term note program for up to $200 million. Notes were issued in maturities ranging from 5 to 10 years. The average interest rate was approximately 8.4%.

      In December 1990, the company privately placed $75 million in notes with insurance companies. The amount outstanding on these notes was $64.8 million as of December 31, 1996. The interest rate on the notes is approximately 11%. The notes will mature in December 2000. The note agreements contain restrictive covenants that, among other matters, require the company to maintain certain financial ratios and a minimum level of tangible net worth and limit the amount of indebtedness that the company may incur. The covenants were amended in 1996 in relation to certain charges recorded in the third and fourth quarters of 1996. The amendments to the covenants are effective through June 30, 1997. The company expects to be in compliance with the original covenants by the expiration of the amendments.

      The ESOP obligation represents the unpaid principal balance on an 11-year loan entered into by the company's ESOP in 1989. Proceeds of the loan were used by the ESOP to purchase the company's Series C ESOP preferred stock. Payment of principal and interest on the notes is unconditionally guaranteed by the company, and therefore, the unpaid principal balance of the borrowing is classified as long-term debt. Company contributions and dividends on the preferred shares held by the ESOP are used to meet semi-annual principal and interest obligations.

      The original ESOP obligation bore annual interest at the rate of 11.5%. The obligation was refinanced with on June 30, 1995 at a fixed interest rate of 7.2%. The ESOP obligation matures in December 2000.

      Aggregate maturities of long-term debt for each of the years following 1997 are, in millions: 1998-$28.5; 1999-$48.5; 2000-$45.1; 2001-$45.1; and
      thereafter, $42.4.

      Interest paid in 1996, 1995 and 1994 was $43.5 million, $37.1 million and $21.4 million, respectively.

(XI)  CAPITAL STOCK AND PREFERRED SHARE PURCHASE RIGHTS

      The company's articles of incorporation authorize the issuance of 60,000,000 shares of common stock, of which 35,130,359 shares, 35,044,859 shares and 34,987,810 shares were outstanding at December 31, 1996, 1995 and 1994, respectively. In February 1994, the company sold 5,750,000 shares of its common stock in a public offering which generated net proceeds of $191.3 million. The proceeds were used to repay bank debt outstanding, including debt incurred for the acquisition of SPX Corporation's Sealed Power Replacement aftermarket business.

      The articles of incorporation also authorize the issuance of 5,000,000 shares of preferred stock. At December 31, 1996, 1995 and 1994, 1,600,000 shares of $3.875 Series D Convertible Exchangeable Preferred Stock (Series D preferred stock) were outstanding. Sold to institutional investors in a private placement, each share has a liquidation preference of $50 and is convertible into the company's common stock at a conversion price of $18 per share. The shares are redeemable and may be exchanged at the company's option for 7.75% convertible subordinated debentures due in 2012. Such debentures would be convertible into the company's common stock at the same conversion price as the Series D preferred stock.

      The company's ESOP covers substantially all domestic salaried employees and allocates Series C ESOP Convertible Preferred Stock (Series C ESOP preferred stock) to eligible employees based on their contributions to the Salaried Employees' Investment Program and their eligible compensation. At December 31, 1996, 1995 and 1994, respectively, 835,898 shares, 892,620 shares and 926,136 shares of Series C ESOP preferred stock were outstanding. The company repurchased and retired 56,722 Series C ESOP preferred shares valued at $3.6 million during 1996 and 33,516 Series C ESOP preferred shares valued at $2.1 million during 1995, all of which were forfeited by participants upon early withdrawal from the plan.

      The Series C ESOP preferred stock is convertible into shares of the company's common stock at a rate of two shares of common stock for each share of preferred stock. The Series C ESOP preferred stock may be issued only to a trustee acting on behalf of an employee stock ownership plan or other employee benefit plan of the company. The shares are automatically converted into shares of common stock in the event of any transfer to any person other than the plan trustee. The Series C ESOP preferred stock is redeemable, in whole or in part, at the option of the company.

      The charge to operations for the cost of the ESOP was $4.2 million in 1996, $4.4 million in 1995 and $4.9 million in 1994. The company made cash contributions to the plan of $8.1 million in 1996, $8.5 million in 1995 and $9.2 million in 1994, including preferred stock dividends of $4.1 million in 1996, $4.3 million in 1995 and $4.5 million in 1994.

      ESOP shares are released as principal and interest on the debt is paid. The ESOP Trust uses the preferred dividends not allocated to employees to make principal and interest payments on the debt. Compensation expense is measured based on the fair value of shares committed to be released to employees. Dividends on ESOP shares are treated as a reduction of retained earnings in the period declared. The number of allocated shares and suspense shares held by the ESOP were 504,435 and 331,463 at December 31, 1996, and 486,663 and 403,058 at December 31, 1995, respectively. There were no committed-to-be-released shares at December 31, 1996 and December 31, 1995. Any repurchase of the ESOP shares is strictly at the option of the company.

      In 1988, the company's Board of Directors authorized the distribution of one Preferred Share Purchase Right (Right) for each outstanding share of common stock of the company. Each Right entitles shareholders to buy one-half of one-hundredth of a share of a new series of preferred stock at a price of $70.

      As distributed, the Rights trade together with the common stock of the company. They may be exercised or traded separately only after the earlier to occur of: (i) 10 days following a public announcement that a person or group of persons has obtained the right to acquire 10% or more of the outstanding common stock of the company (20% in the case of certain institutional investors), or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors) following the commencement or announcement of an intent to make a tender offer or exchange offer which would result in beneficial ownership by a person or group of persons of 10% or more of the company's outstanding common stock. Additionally, if the company is acquired in a merger or other business combination, each Right will entitle its holder to purchase, at the Right's exercise price, shares of the acquiring company's common stock (or stock of the company if it is the surviving corporation) having a market value of twice the Right's exercise price.

      The Rights may be redeemed at the option of the Board of Directors for $.005 per Right at any time before a person or group of persons acquires 10% or more of the company's common stock. The Board may amend the Rights at any time without shareholder approval. The Rights will expire by their terms on November 14, 1998.

(XII) INCENTIVE STOCK PLANS

      The company's shareholders adopted stock option plans in 1976 and 1984 and a performance incentive stock plan in 1989. These plans provide generally for awarding restricted shares or granting options to purchase shares of the company's common stock. Restricted shares entitle employees to all of the rights of holders of common stock, subject to certain transfer restrictions and to forfeiture in the event that the conditions for their vesting are not met. Options entitle employees to purchase shares at an exercise price not less than 100% of the fair market value on the grant date and expire after 10 years.

      Under the plans, options become exercisable from 6 months to 4 years after their date of grant, as determined by the Board of Directors at the time of grant. At December 31, 1996, 284,556 shares were available for future grants under the plans.

      The company has elected to follow Accounting Principles Board Opinion
      No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. The exercise price of the company's employee stock options equals the market price of the underlying stock on the date of grant, and therefore, no compensation expense is recognized under APB 25.

      The following table summarizes activity relating to the company's incentive stock plans:



                                                                           NUMBER        WEIGHTED-AVERAGE
                                                                          OF SHARES            PRICE
                                                                      -----------------  -----------------
                                                                        (IN MILLIONS)
Outstanding at January 1, 1994                                                  2.6          $   22.02
  Options / stock granted                                                        .1              36.08
  Options exercised                                                             (.3)             20.30
  Options / stock lapsed or canceled                                             --                 --
                                                                                 --
                                                                             ------          ---------
Outstanding at December 31, 1994                                                2.4              22.98
  Options / stock granted                                                        .5              18.72
  Options exercised                                                              --                 --
  Options / stock lapsed or canceled                                            (.3)             23.69
                                                                                 --
                                                                             ------          ---------
Outstanding at December 31, 1995                                                2.6              22.02
  Options / stock granted                                                        .5              22.08
  Options exercised                                                              --                 --
  Options / stock lapsed or canceled                                            (.6)             22.32
                                                                             ------          ---------
Outstanding at December 31, 1996                                                2.5          $   22.03
                                                                             ======          =========
  Options exercisable at December 31, 1996                                      1.3          $   22.50
                                                                             ======          =========
  Options exercisable at December 31, 1995                                      1.5          $   21.50
                                                                             ======          =========
  Options exercisable at December 31, 1994                                      1.2          $   20.00
                                                                             ======          =========


      Pro forma information regarding net income and earnings per share is required by FASB Statement No. 123, "Accounting for Stock-Based Compensation" and has been determined as if the company had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and 1995, respectively: risk-free interest rates of 6.5% and 6.5%; dividend yields of 2.3% and 2.4%; volatility factors of the expected market price of the company's common stock of 11.2% and 8.1%; and a weighted average expected life of the option of 5 years. The effect of applying Statement No. 123's fair value method to the company's stock-based awards results in net income and earnings per share that approximate amounts reported. The weighted-average fair value of options granted during the years ended December 31, 1996 and 1995 are $2.56 and $.90, respectively.

(XIII)  POST EMPLOYMENT BENEFITS

      The company maintains several defined benefit pension plans which cover substantially all domestic employees and certain employees in other countries. Benefits for domestic salaried employees are based on compensation, age and years of service, while hourly employees' benefits are primarily based on negotiated rates and years of service. International plans maintained by the company provide benefits based on years of service and compensation.

      The company's funding policy is consistent with funding requirements of federal and international laws and regulations. Plan assets consist primarily of listed equity securities and fixed income instruments. As of December 31, 1996, plan assets included 309,000 shares of the company's common stock valued at approximately $6.8 million.

Net periodic pension cost for the company's defined benefit plans in 1996, 1995 and 1994 consists of the following:


                                                                              1996       1995       1994
                                                                            ---------  ---------  ---------
                                                                                 (MILLIONS OF DOLLARS)
United States Plans
(Income)/Expense
Service cost--benefits earned during the period                             $     9.0  $     7.3  $     6.8
Interest cost on projected benefit obligation                                    15.0       15.0       14.0
Actual return on plan assets                                                    (30.8)     (51.6)      (3.7)
Net amortization and deferral                                                     3.3       28.6      (22.7)
Curtailment loss                                                                  3.7         .5        1.1
                                                                            ---------  ---------  ---------
Net periodic pension (income) cost                                          $      .2  $     (.2) $    (4.5)
                                                                            =========  =========  =========
       International Plans

                                                                               1996         1995         1994
                                                                               ----         ----         ----
                                                                                 (MILLIONS OF DOLLARS)
(Income)/Expense
Service cost--benefits earned during the period                              $     .4    $    .4    $     .3
Interest cost on projected benefit obligation                                     2.5        2.7         2.4
                                                                             --------    -------    --------
Net periodic pension cost                                                    $    2.9    $   3.1    $    2.7
                                                                             ========    =======    ========



    The following table sets forth the funded status for the company's defined benefit plans at December 31:



                                                                      ASSETS EXCEED          ACCUMULATED
                                                                       ACCUMULATED             BENEFITS
                                                                         BENEFITS           EXCEED ASSETS
                                                                   --------------------   ------------------
                                                                     1996       1995       1996       1995
                                                                   ---------  ---------   ------     -------
                                                                             (MILLIONS OF DOLLARS)
United States Plans
Actuarial present value of benefit obligations:
  Vested benefit obligation                                        $    96.2  $    95.6  $    88.8  $    79.9
                                                                   =========  =========  =========  =========
  Accumulated benefit obligation                                   $   102.1  $   103.4  $   106.4  $    95.4
                                                                   =========  =========  =========  =========
  Projected benefit obligation                                     $   104.0  $   105.0  $   107.1  $    96.0
                                                                   =========  =========  =========  =========
Plan assets at fair value                                              177.8      173.0       84.8       74.6
                                                                   ---------  ---------  ---------  ---------
Plan assets in excess of (less than) projected benefit obligation       73.8       68.0      (22.3)     (21.4)
Unrecognized net (asset) liability at transition                        (5.8)      (9.1)        .5         .8
Unrecognized prior service cost                                           .5         .2       10.0        8.8
Unrecognized net (gain) loss                                           (23.2)     (18.3)       3.2        6.4
                                                                   ---------  ---------  ---------  ---------
Accrued pension asset (liability) included in the consolidated
  balance sheets                                                   $    45.3  $    40.8  $    (8.6) $    (5.4)
                                                                   =========  =========  =========  =========

                                                                                        ACCUMULATED
                                                                                          BENEFITS
                                                                                       EXCEED ASSETS
                                                                                  ------------------------
                                                                                     1996         1995
                                                                                  -----------  -----------
                                                                                   (MILLIONS OF DOLLARS)
International Plans
Actuarial present value of benefit obligations:
  Vested benefit obligation                                                        $    32.9    $    35.0
                                                                                  ==========   ==========
  Accumulated benefit obligation                                                   $    34.5    $    36.6
                                                                                  ==========   ==========
  Projected benefit obligation                                                     $    34.5    $    36.7
                                                                                  ==========   ==========
Plan assets less than projected benefit obligation                                     (34.5)       (36.7)
Unrecognized net loss                                                                    4.0          4.4
                                                                                  ----------   ----------
Accrued pension liability included in the consolidated balance sheets              $   (30.5)   $   (32.3)
                                                                                  ==========   ==========


    The assumptions used in computing the above information are as follows:


                                                                               1996         1995         1994
                                                                               -----        -----        -----
United States Plans
Discount rates                                                                   7 1/2%       7 1/2%       8 1/2%
Rates of increase in compensation levels                                         4 1/2%       4 1/2%       5 1/2%
Expected long-term rates of return on assets                                        10%          10%          10%



                                                                               1996         1995         1994
                                                                               -----        -----        -----
International Plans
Discount rates                                                                   7 1/2%       7 1/2%       8 1/2%
Rates of increase in compensation levels                                         4 1/2%       4 1/2%       4 1/2%

      The Company's minimum liability adjustment was $13.4 million and $15.3 million for United States plans at December 31, 1996 and 1995, respectively, and $3.5 million and $3.9 million for international plans at December 31, 1996 and 1995, respectively.

      The company also provides health care and life insurance benefits for certain domestic retirees covered under company-sponsored benefit plans. Participants in these plans may become eligible for these benefits if they reach normal retirement age while working for the company. The company's policy is to fund benefit costs as they are provided, with retirees paying a portion of the costs.

      The components of net periodic postretirement benefit costs are as follows as of December 31:

                                                                          1996         1995       1994
                                                                        ---------    ---------  ---------
                                                                              (MILLIONS OF DOLLARS)
Service cost                                                            $     2.8      $   2.3       $  2.8
Interest cost                                                                10.8         10.4          9.0
Curtailment gain                                                             (7.5)        (1.0)          --
Amortized gains                                                               (.5)        (1.1)          --
                                                                        ---------      -------       ------
Net periodic postretirement benefits cost                               $     5.6      $  10.6       $ 11.8
                                                                        =========      =======       ======


    The following schedule reconciles the funded status of the company's postretirement benefit plans to the amounts recorded in the company's balance sheets as of December 31:

                                                                                    1996       1995
                                                                                  ---------  ---------
                                                                                      (MILLIONS OF
                                                                                        DOLLARS)
Accumulated postretirement benefit obligations (APBO):
  Retirees                                                                        $   103.9  $    94.3
  Active plan participants                                                             46.9       48.7
                                                                                  ---------  ---------
                                                                                      150.8      143.0
Unrecognized net gain (loss)                                                           (1.4)       7.6
Unrecognized prior service cost                                                         4.1        4.5
                                                                                  ---------  ---------
Accrued postretirement benefits liability                                         $   153.5  $   155.1
                                                                                  =========  =========

      The discount rate used in determining the APBO was 7.5% at December 31, 1996 and 1995.

      At December 31, 1996, the assumed annual health care cost trend used in measuring the APBO approximated 7.5% in 1996, declining to 7.1% in 1997 and to an ultimate rate of 5.5% estimated to be achieved in 2008.

      At December 31, 1995, the assumed annual health care cost trend used in measuring the APBO approximated 8% in 1995, declining to 7.5% in 1996 and to an ultimate annual rate of 5.5% estimated to be achieved in 2008. Increasing the assumed cost trend rate by 1% each year would have increased the APBO by approximately 8.4% and 10.9% at December 31, 1996 and 1995, respectively. Aggregate service and interest costs would have increased by approximately 9.4% for 1996, and 12.9% for 1995 and 1994.

      In 1991, the company established a retiree health benefits account (as defined in Section 401(h) of the Internal Revenue Code) within its domestic salaried employees' pension plan. Annually through the year 2000, the company may elect to transfer excess pension plan assets (subject to defined limitations) to the 401(h) account for purposes of funding current salaried retiree health care costs. The company transferred excess pension plan assets of $4.2 million in 1996, $4.2 million in 1995 and $4.0 million in 1994 to the 401(h) account to fund salaried retiree health care benefits.

(XIV) INCOME TAXES

      Under the liability method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The components of earnings/(loss) before income taxes consisted of the following:

                                                                        1996       1995       1994
                                                                      ---------  ---------  ---------
                                                                           (MILLIONS OF DOLLARS)
Domestic                                                              $   (88.3) $     7.9  $    90.5
International                                                            (140.4)     (11.2)       1.0
                                                                      ---------  ---------  ---------
                                                                      $  (228.7) $    (3.3) $    91.5
                                                                      =========  =========  =========

    Significant components of the provision for income taxes/(tax benefit) are as follows:



                                                                         1996       1995       1994
                                                                       ---------  ---------  ---------
                                                                            (MILLIONS OF DOLLARS)
Current:
  Federal                                                              $    (4.0) $    12.7  $    15.4
  State and local                                                            2.3        1.2        2.1
  International                                                              6.3        9.3        5.2
                                                                       ---------  ---------  ---------
    Total current                                                            4.6       23.2       22.7

Deferred:
  Federal                                                                  (25.2)      (9.0)      14.7
  State and local                                                           (1.8)       (.9)        .8
  International                                                                       (10.8)      (6.4)
                                                                       ---------  ---------  ---------
    Total deferred                                                         (27.0)     (20.7)       9.1
                                                                       ---------  ---------  ---------
                                                                       $   (22.4) $     2.5  $    31.8
                                                                       =========  =========  =========

    The reconciliation of income taxes/(tax benefits) computed at the United States federal statutory tax rate to income tax expense/(benefit) is:

                                                                         1996       1995       1994
                                                                       ---------  ---------  ---------
                                                                            (MILLIONS OF DOLLARS)
Income taxes (tax benefits) at United States statutory rate            $   (80.1) $    (1.1) $    32.0
Tax effect from:
  Tax credits, state income taxes and other                                  1.8       (2.3)      (2.4)
Losses on international operations without tax benefits and foreign
  tax rate differences                                                      55.9        5.9        2.2
                                                                       ---------  ---------  ---------
                                                                       $   (22.4) $     2.5  $    31.8
                                                                       =========  =========  =========

    The following table summarizes the company's total provision for income taxes/(tax benefits):

                                                                         1996       1995       1994
                                                                       ---------  ---------  ---------
                                                                            (MILLIONS OF DOLLARS)
Income tax expense (benefit)                                           $   (22.4) $     2.5  $    31.8
Allocated to equity:
  Currency translation                                                      (4.9)       5.3        3.6
  Preferred dividends                                                       (1.5)      (1.6)      (1.6)
  Investment securities                                                       .8         --         --
  Other                                                                       .7         .8         .6
                                                                       ---------  ---------  ---------
                                                                       $   (27.3) $     7.0  $    34.4
                                                                       =========  =========  =========

    Significant components of the company's deferred tax assets and liabilities as of December 31 are as follows:

                                                                                    1996       1995
                                                                                  ---------  ---------
                                                                                      (MILLIONS OF
                                                                                        DOLLARS)
Deferred tax assets:
  Postretirement benefits                                                         $    57.2  $    58.5
  Net operating loss carryforwards of international subsidiaries                       68.1       56.0
  Loss on foreign investment                                                           49.0         --
  Restructuring costs                                                                   8.3         --
  Inventory basis                                                                      12.0        5.3
  Allowance for doubtful accounts                                                       7.0        4.2
  Other temporary differences                                                          27.6       16.2
                                                                                  ---------  ---------
    Total deferred tax assets                                                         229.2      140.2
  Valuation allowance for deferred tax assets                                         (89.4)     (23.7)
                                                                                  ---------  ---------
    Net deferred tax assets                                                           139.8      116.5
Deferred tax liabilities:
  Fixed asset basis differences                                                       (55.0)     (62.3)
  Pension                                                                             (12.4)     (10.9)
  Restructuring costs                                                                    --       (2.8)
                                                                                  ---------  ---------
    Total deferred tax liabilities                                                    (67.4)     (76.0)
                                                                                  ---------  ---------
                                                                                  $    72.4  $    40.5
                                                                                  =========  =========

    Deferred tax assets and liabilities are recorded in the consolidated balance sheets as follows:

                                                                                     1996         1995
                                                                                  -----------  -----------
                                                                                   (MILLIONS OF DOLLARS)
Assets:
  Prepaid expenses and income tax benefits                                         $   54.6    $  34.9
  Business investments and other assets                                                21.9        6.2

Liabilities:
  Other current accrued liabilities                                                    (3.6)        --
  Other long-term accrued liabilities                                                   (.5)       (.6)
                                                                                   --------    -------
                                                                                   $   72.4    $  40.5
                                                                                   ========    =======


      Income taxes paid in 1996, 1995 and 1994 were $6.7 million, $19.4 million and $20.0 million, respectively.

      Undistributed earnings of the company's international subsidiaries amounted to approximately $23 million at December 31, 1996. No taxes have been provided on approximately $19 million of these earnings, which are considered by the company to be permanently reinvested. Upon distribution of these earnings, the company would be subject to United States income taxes and foreign withholding taxes. Determining the unrecognized deferred tax liability on the distribution of these earnings is not practicable as such liability, if any, is dependent on circumstances existing when remittance occurs.

      The company has a $92.0 million German net operating loss carryforward at December 31, 1996 that has no expiration date. The company has $76.0 million of additional foreign operating losses with various expiration dates through 2002.

(XV)  OPERATIONS BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA

      The company is a global manufacturer and distributor of a broad range of non-discretionary parts, primarily vehicular components for automobiles, light trucks, heavy duty trucks and farm and construction vehicles and industrial products. The company sells parts to original equipment manufacturers, principally the major automotive manufacturers in the United States and Europe. Through its worldwide distribution network, the company sells replacement parts in the vehicular replacement market. All of these activities constitute a single business segment. Canadian operations are aggregated with the U.S. operations as they are not significant under the materiality thresholds of SFAS 14.

    Financial information, summarized by geographic area, is as follows:

                                                                  1996       1995       1994
                                                                ---------  ---------  ---------
                                                                     (MILLIONS OF DOLLARS)
Net sales:
  United States and Canada                                      $ 1,224.7  $ 1,280.6  $ 1,334.5
  Europe                                                            436.0      382.8      285.3
  Other international                                               372.0      336.4      269.7
                                                                ---------  ---------  ---------
                                                                $ 2,032.7  $ 1,999.8  $ 1,889.5
                                                                =========  =========  =========
Operating earnings (loss):
  United States and Canada                                      $   (53.2) $    57.5  $   119.6
  Europe                                                             11.8      (13.2)      (5.0)
  Other international                                              (112.8)      13.2       25.1
                                                                ---------  ---------  ---------
                                                                   (154.2)      57.5      139.7
  Corporate expenses and other                                      (27.7)     (27.8)     (26.6)
                                                                ---------  ---------  ---------
    Operating earnings (loss)                                   $  (181.9) $    29.7  $   113.1
                                                                =========  =========  =========

                                                                  1996       1995       1994
                                                                ---------  ---------  ---------
                                                                     (MILLIONS OF DOLLARS)
Identifiable assets:
  United States and Canada                                      $   775.5  $   877.9  $   885.5
  Europe                                                            451.0      493.9      342.5
  Other international                                               228.7      322.7      253.7
                                                                ---------  ---------  ---------
                                                                $ 1,455.2  $ 1,710.1  $ 1,481.7
                                                                =========  =========  =========

      Transfers between geographic areas are not significant, and when made, are recorded at prices comparable to normal unaffiliated customer sales.

(XVI) LITIGATION AND ENVIRONMENTAL MATTERS

      The company is one of a large number of defendants in a number of lawsuits brought by claimants alleging injury due to exposure to asbestos. The company is defending all such claims vigorously and believes that it has substantial defenses to liability and adequate insurance coverage for its defense costs. The company is also involved in various other legal actions and claims. While the outcome of litigation cannot be predicted with certainty, after consulting with the company's legal department, management believes that these matters will not have a material effect on the company's consolidated financial statements.

      The company is a party to lawsuits filed in various jurisdictions alleging claims pursuant to the Comprehensive Environmental Response Compensation and Liability Act of 1980 (CERCLA) or other state or federal environmental laws. In addition, the company has been notified by the Environmental Protection Agency and various state agencies that it may be a potentially responsible party (PRP) for the cost of cleaning up certain other hazardous waste storage or disposal facilities pursuant to CERCLA and other federal and state environmental laws. PRP designation requires the funding of site investigations and subsequent remedial activities. Although these laws could impose joint and several liability upon each party at any site, the potential exposure is expected to be limited because at all sites other companies, generally including many large, solvent public companies, have been named as PRPs. In addition, the company has identified certain present and former properties at which it may be responsible for cleaning up environmental contamination. The company is actively seeking to resolve these matters. Although difficult to quantify based on the complexity of the issues, the company has accrued the estimated cost associated with such matters based upon current available information from site investigations and consultants. Management believes that these accruals, which have not been reduced by any anticipated insurance proceeds, will be adequate to cover the company's estimated liability for these exposures.

(XVII)  QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                               FIRST     SECOND     THIRD(1)     FOURTH(2)     YEAR
                                                             ---------  ---------  -----------  -----------  ---------
                                                                  (MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
Year ended December 31, 1996:
  Net sales                                                  $   522.9  $   536.6   $   492.4    $   480.8   $2,032.7
  Gross margin                                                   113.2      117.5        83.2         58.3      372.2
  Net earnings (loss)                                             11.2       15.9       (12.6)      (220.8)    (206.3)
  Fully diluted earnings (loss) per share                          .25        .36        (.41)       (6.34)     (6.12)

                                                               FIRST     SECOND     THIRD(1)     FOURTH(2)     YEAR
                                                             ---------  ---------  -----------  -----------  ---------
                                                                  (MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
Year ended December 31, 1995:
  Net sales                                                  $   526.0  $   506.7   $   481.3    $   485.8   $1,999.8
  Gross margin                                                   106.1      105.3        89.1         97.1      397.6
  Net earnings (loss)                                             14.6       13.9        10.6        (44.9)      (5.8)
  Fully diluted earnings (loss) per share                          .34        .32         .24        (1.32)      (.42)


    (1) Net loss includes a pretax charge of $38.5 million primarily relating to changes in estimates, adjustment of assets held for sale to fair value and other related charges.

    (2) Net loss includes a pretax charge for restructuring of $57.6 million, adjustment of assets held for sale to fair value of $144.9 million and $61.7 million primarily relating to changes in estimates, and other related charges.

    (3) Net earnings includes pretax charges for restructuring of $6.1 million and reengineering and other charges of $1.7 million.

    (4) Net loss includes pretax charges for restructuring of $20.8 million, reengineering and other charges of $12.2 million and an adjustment of assets held for sale to fair value of $51.8 million.

    (5) The restated quarterly net earnings (loss) were greater (less) than amounts previously reported by $.6 million, $.1 million, $4.7 million, $(.6) million and $.4 million, $(.3) million, $(.4) million, and $4.2 million for the first, second, third and fourth quarters of 1996 and 1995, respectively. The restated earnings (loss) per share on a fully diluted basis were greater (less) than amounts previously reported $.02, no effect, $.15, $(.02), and $.01, $(.01), $(.01), $.12, for the first, second, third and fourth quarters of 1996 and 1995, respectively. See Note (xviii) Restatement.

(XVIII) RESTATEMENT

    The company has restated the previously issued 1996, 1995 and 1994 financial statements for certain charges recorded in 1996. The restatement does not affect the company's balance sheet at December 31, 1996. The corrections primarily pertain to timing in the recognition of the provision for doubtful accounts and customer incentive programs, the recognition of vendor rebates and the recognition of certain federal income tax credits. The following summarizes the net effect of these adjustments in millions:

                                                                        1996       1995       1994
                                                                      ---------  ---------  ---------
                                                                           (MILLIONS OF DOLLARS)
Earnings (loss) before income taxes:
  As previously reported                                              $  (249.3) $    (3.2) $   102.1
  As restated                                                            (228.7)      (3.3)      91.5
Net earnings (loss):
  As previously reported                                                 (211.1)      (9.7)      63.3
  As restated                                                            (206.3)      (5.8)      59.7
Earnings (loss) per common share shareholder:
  As previously reported                                                  (6.26)      (.53)      1.46
  As restated                                                             (6.12)      (.42)      1.21
Retained earnings at December 31:
  As previously reported                                                 (193.0)      45.0       82.0
  As restated                                                            (193.0)      40.2       73.3


    In addition, previously reported retained earnings as of January 1, 1994 has been reduced by $5.1 million, which is net of applicable income taxes of $4.8 million, for the effect of similar items.

    High and low prices for the company's common stock for each quarter in the past 2 years were as follows:



                                                1996                  1995
                                        --------------------  --------------------
QUARTER                                   HIGH        LOW       HIGH        LOW
-------                                 ---------  ---------  ---------  ---------
First                                   $  20 7/8  $  17 3/8  $  23 1/4  $  16 3/4
Second                                     19 7/8     17 7/8     19 7/8     16 7/8
Third                                      22 1/2     16 1/4     23 3/4     17 3/4
Fourth                                     24 1/2     20 3/8     21 1/2     17 1/4

      Quarterly dividends of $.12 per common share were declared for 1996 and 1995. In February 1997, the company's Board of Directors declared a quarterly dividend of $.12 per common share. This was the 244th consecutive quarterly dividend declared by the company.

THIRD QUARTER RESULTS

6. CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)




                                                              THREE MONTHS ENDED        NINE MONTHS ENDED
                                                                 SEPTEMBER 30             SEPTEMBER 30
                                                           ------------------------  -----------------------
                                                                      (AS RESTATED)            (AS RESTATED)
                                                             1997         1996         1997         1996
                                                           ---------  -------------  ---------  -----------
                                                            (MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
Net sales                                                  $   424.2    $   492.4    $ 1,391.6   $  1,551.9
Cost of products sold                                          321.4        409.2      1,061.4      1,238.0
                                                           ---------       ------    ---------  -----------
Gross margin                                                   102.8         83.2        330.2        313.9

Selling, general and administrative expenses                   (74.0)       (79.7)      (225.9)      (243.7)
Adjustment of assets held for sale to fair value                  --         (6.4)          --         (6.4)
Re-engineering, severance and other related charges               --         (5.6)          --         (5.6)
Interest expense                                                (6.5)       (11.0)       (25.3)       (32.8)
Interest income                                                  2.4           .6          4.2          2.1
International currency exchange losses                            --          (.7)          --         (3.0)
Other, net                                                       2.9          (.3)         1.3         (1.4)
                                                           ---------       ------    ---------  -----------
  Earnings (Loss) Before Income Taxes and Extraordinary
    Item                                                        27.6        (19.9)        84.5         23.1

Income taxes (benefits)                                         10.2         (7.3)        24.7          8.6
                                                           ---------       ------    ---------  -----------
  Net Earnings (Loss) Before Extraordinary Item                 17.4        (12.6)        59.8         14.5

Extraordinary item--loss on early retirement of debt, net
  of applicable income tax benefit                                --           --          2.6           --
                                                           ---------       ------    ---------  -----------
  Net Earnings (Loss)                                           17.4        (12.6)        57.2         14.5

Preferred stock dividends, net of tax benefits                    .6          2.2          4.9           .6
                                                           ---------       ------    ---------  -----------
Net Earnings (Loss) Available for Common Shares            $    16.8    $   (14.8)   $    52.3   $      7.9
                                                           =========    =========    =========   ==========

EARNINGS (LOSS) PER COMMON SHARE

  Primary
    Income (loss) before extraordinary item                $     .45    $    (.41)   $    1.52   $      .23
    Extraordinary item--loss on early retirement of debt,
      net of applicable income tax benefit                        --           --         (.07)          --
                                                           ---------       ------    ---------   ----------
    Net Earnings (Loss)                                    $     .45    $    (.41)   $    1.45   $      .23
                                                           =========    =========    =========   ==========
  Fully Diluted
    Income (loss) before extraordinary item                $     .40    $    (.41)   $    1.39   $      .23
    Extraordinary item--loss on early retirement of debt,
      net of applicable income tax benefit                        --           --         (.06)          --
                                                           ---------       ------    ---------   ----------
    Net Earnings (Loss)                                    $     .40    $    (.41)   $    1.33   $      .23
                                                           =========    =========    =========   ==========

                            See accompanying notes.

7. CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                                    SEPTEMBER 30   DECEMBER 31
                                                                                        1997           1996
                                                                                    -------------  ------------
                                                                                       (MILLIONS OF DOLLARS)
                                                                                     (UNAUDITED)
ASSETS
Current Assets:
  Cash and equivalents                                                                $    20.5     $     33.1
  Accounts receivable (net of allowance for doubtful accounts of $17.1 million and
    $16.3 million)                                                                        239.4          231.3
  Inventories                                                                             291.9          417.0
  Prepaid expenses and income tax benefits                                                 92.5           81.5
                                                                                      ---------     ----------
      Total Current Assets                                                                644.3          762.9

Property, Plant and Equipment                                                             312.8          350.3
Goodwill                                                                                  146.3          154.0
Other Intangible Assets                                                                    60.7           63.1
Business Investments and Other Assets                                                     133.0          124.9
                                                                                      ---------     ----------
      Total Assets                                                                    $ 1,297.1     $  1,455.2
                                                                                      =========     ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Short-term debt                                                                     $    42.1     $    280.1
  Accounts payable                                                                        123.0          142.7
  Accrued compensation                                                                     45.9           37.6
  Other accrued liabilities                                                               192.4          203.4
                                                                                      ---------     ----------
      Total Current Liabilities                                                           403.4          663.8

Long-Term Debt                                                                            278.5          209.6
Post-employment Benefits                                                                  199.3          207.1
Other accrued Liabilities                                                                  67.9           56.2
                                                                                      ---------     ----------
      Total Liabilities                                                                   949.1        1,136.7

Shareholders' Equity:
  Series D preferred stock                                                                   --           76.6
  Series C ESOP preferred stock                                                            49.7           53.1
  Unearned ESOP compensation                                                              (25.1)         (28.4)
  Common stock                                                                            200.3          175.7
  Additional paid-in capital                                                              350.7          283.5
  Accumulated deficit                                                                    (154.6)        (193.0)
  Currency translation and other                                                          (73.0)         (49.0)
                                                                                      ---------     ----------
    Total Shareholders' Equity                                                            348.0          318.5
                                                                                      ---------     ----------
      Total Liabilities and Shareholders' Equity                                      $ 1,297.1     $  1,455.2
                                                                                      =========     ==========


                    See accompanying notes.

8. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                                                                NINE MONTHS ENDED
                                                                                                   SEPTEMBER 30
                                                                                               ------------------
                                                                                                 1997       1996
                                                                                               -------    -------
                                                                                              (MILLIONS OF DOLLARS)
CASH PROVIDED FROM (USED BY) OPERATING ACTIVITIES
  Net earnings                                                                                 $    57.2       $ 14.5
  Adjustments to reconcile net earnings to net cash provided from operating activities
    Depreciation and amortization                                                                   40.7         46.4
    Deferred income taxes                                                                            5.3          (.7)
    Post-employment benefits                                                                         1.1          1.8
    (Increase) decrease in accounts receivable                                                     (51.2)         8.3
    Decrease in inventories                                                                         48.2         33.3
    Increase (decrease) in accounts payable                                                          1.1        (12.4)
    Increase in current liabilities and other                                                       34.9         30.2
    Adjustment of assets held for sale to fair value                                                  --          6.4
    Re-engineering, severance and other related charges                                               --          5.6
    Loss on early retirement of debt                                                                 4.1           --
    Payments against restructuring and re-engineering reserves                                     (15.9)       (13.2)
                                                                                               ---------       ------
      Net Cash Provided From Operating Activities                                                  125.5        120.2

CASH PROVIDED FROM (USED BY) INVESTING ACTIVITIES
  Expenditures for property, plant and equipment                                                   (29.9)       (34.7)
  Proceeds from sale of business investments                                                        78.7         11.0
  Purchases of business investments                                                                   --          (.3)
                                                                                               ---------       ------
    Net Cash Provided From (Used By) Investing Activities                                           48.8        (24.0)

CASH PROVIDED FROM (USED BY) FINANCING ACTIVITIES
  Issuance of common stock                                                                          12.0           .4
  Fees for early retirement of debt                                                                 (4.1)          --
  Fees related to issuance of debt                                                                  (9.4)          --
  Net decrease in debt                                                                            (163.6)       (57.6)
  Dividends                                                                                        (18.2)       (19.4)
  Other                                                                                             (3.6)        (3.4)
                                                                                               ---------       ------
    Net Cash Used By Financing Activities                                                         (186.9)       (80.0)
                                                                                               ---------       ------
    Increase (Decrease) in Cash and Equivalents                                                    (12.6)        16.2

Cash and Equivalents at Beginning of Period                                                         33.1         19.4
                                                                                               ---------       ------
    Cash and Equivalents at End of Period                                                      $    20.5       $ 35.6
                                                                                               =========       ======



                            See accompanying notes.

9. NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) SEPTEMBER 30, 1997

    (i)  BASIS OF PRESENTATION
         The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three- and nine-month periods ended September 30, 1997 are not necessarily indicative of the results that may be expected for the year ended December 31, 1997. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 10-K/A for the year ended December 31, 1996.

    (II) EARNINGS PER COMMON SHARE

         The computation of primary earnings per share is based on the weighted average number of outstanding common shares during the period plus, when their effect is dilutive, common stock equivalents consisting of certain shares subject to stock options. Fully diluted earnings per share additionally assumes the conversion of outstanding Series C ESOP and Series D preferred stock and the contingent issuance of common stock to satisfy the Series C ESOP preferred stock redemption price guarantee when their effect is dilutive. The number of contingent shares used in the fully diluted calculation is based on the market price of the common stock on September 30, 1997 and the number of preferred shares held by the Employee Stock Ownership Plan (ESOP) that were allocated to participants'accounts as of September 30 of each of the respective years.

         The primary weighted average number of common and equivalent shares outstanding (in thousands) was 37,490 and 36,050 for the three- and nine-month periods ended September 30, 1997, and 35,097 and 35,088 for the three- and nine-month periods ended September 30, 1996. The fully diluted weighted average number of common and equivalent shares outstanding (in thousands) was 42,016 and 41,839 for the three- and nine- month periods ended September 30, 1997, and 35,097 and 35,122 for the three- and nine-month periods ended September 30, 1996, respectively.

         Net earnings used in the computations of primary earnings per share are reduced by preferred stock dividend requirements. Net earnings used in the computation of fully diluted earnings per share are reduced by amounts representing the preferred stock dividends when their effect is anti-dilutive and amounts representing the additional after-tax contribution that would be necessary to meet ESOP debt service requirements under an assumed conversion of the Series C ESOP preferred stock when their effect is dilutive.

         In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share". SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997. The adoption of SFAS No. 128 would not materially impact the results of the earnings per share calculation for the three months and the nine months ended September 30, 1997 and 1996 and is not expected to materially impact the results of the earnings per share calculation for the year ended December 31, 1997.

         Quarterly dividends of $.12 per common share were declared for both the first, second and third quarters of 1997 and 1996.

   (III) INVENTORIES

         At September 30, 1997 and December 31, 1996, inventories consisted of the following:

                                                                               1997       1996
                                                                             ---------  ---------
                                                                                 (MILLIONS OF
                                                                                   DOLLARS)
              Finished products                                              $   274.9  $   417.0
              Work-in-process                                                     21.1       28.0
              Raw materials                                                       15.3       20.0
                                                                             ---------  ---------
                                                                                 311.3      465.0
              Reserve for inventory valuation                                    (19.4)     (48.0)
                                                                             ---------  ---------
                                                                             $   291.9  $   417.0
                                                                             =========  =========


         The $28.6 million decrease in the reserve for inventory valuation resulted primarily from the Company's initiative to dispose of slow moving and obsolete inventory that was fully reserved and the sales of certain international retail and wholesale businesses. As such, the reduction in the inventory reserves related to this initiative did not affect the Company's 1997 earnings.

   (IV)  DEBT
         In June 1997, the Company entered into a new $350 million multicurrency revolving credit facility agreement with a consortium of international banks which matures in June 2002. This new agreement replaces the exiting U.S. and European revolving credit facilities and has similar pricing terms. The revolving credit facility contains restrictive covenants that, among other matters, require the Company to maintain certain financial ratios. As of September 30, 1997, there were no borrowings outstanding against the revolving credit facility.

         In April 1997, the Company issued $125 million of 10-year 8.8% senior notes.

    (V)  ADJUSTMENT OF ASSETS HELD FOR SALE

         The Company received $78.7 million in cash for businesses sold in the first nine months of 1997, while the purchasers assumed certain liabilities. The results of operations have been included in the Company's consolidated statements of earnings through the date of sale for the following transactions.

         In January 1997, the Company completed the previously announced sale of its heavy wall bearing division in Germany and Brazil to Zollern BHW Gleitlager GmbH, a member of Fuerstlich Hohenzollernsche Werke Laucherthal GmbH Co.

         On May 13, 1997, the Company completed the previously announced sale of its Australian replacement operations to Automotive Components Limited.

         On June 3, 1997, the Company completed the previously announced sale of its South African replacement operations. The Company sold the distribution operations to Chariots Holding Limited and the retail operations to Lexshell 16 Investment Holdings (Proprietary) Limited.

         The Company continually reviews and updates its impairment reserves related to the divestiture of its remaining retail/wholesale replacement operations and adjusts the reserve components to approximate the net fair value of its remaining businesses held for sale. There has been no net effect on the 1997 statement of earnings related to the above events.

   (VI)  INCOME TAXES

         During the second quarter of 1997, the Company recognized an income tax benefit of $6.8 million related to the sales of the South African and Australian businesses.

   (VII) EXTRAORDINARY ITEM

         During the second quarter of 1997, the Company retired $64.7 million in private placement debt. The early retirement of the debt required a make-whole payment of $4.1 million, which was recorded as an extraordinary item of $2.6 million, net of the related tax benefit.

  (VIII) REDEMPTION OF SERIES D CONVERTIBLE EXCHANGEABLE PREFERRED STOCK

         On August 8, 1997, the Company announced its call for the redemption of all its outstanding $3.875 Series D Convertible Exchangeable Preferred Stock. Upon calling for redemption, the preferred stockholders elected to convert each preferred share into
         2.778 shares of common stock. On August 28, 1997, the Company issued
         4.4 million shares of common stock in exchange for all of the outstanding Series D convertible exchangeable preferred stock.

   (IX)  RESTATEMENT

         In August 1997, the Company filed a Form 10-K/A which restated the previously issued 1996 financial statements for certain charges recorded in 1996. The restatement did not affect the Company's balance sheet at December 31, 1996. The corrections primarily pertained to timing in the recognition of the provision for doubtful accounts and customer incentive programs, the recognition of vendor rebates and the recognition of certain federal income tax credits. The following summarizes the net effect of these adjustments on the three-and nine-month periods ended September 30, 1996, in millions:

                                                                 THREE MONTHS    NINE MONTHS
                                                                     ENDED          ENDED
                                                                 SEPTEMBER 30   SEPTEMBER 30
                                                                     1996           1996
                                                                 -------------  -------------
                                                                     (MILLIONS OF DOLLARS)
Earnings (loss) before income taxes:
    As previously reported                                         $   (27.4)     $    14.4
    As restated                                                        (19.9)          23.1
Net earnings (loss):
    As previously reported                                             (17.3)           9.1
    As restated                                                        (12.6)          14.5
Earnings (loss) per common share:
    As previously reported                                              (.56)           .07
    As restated                                                         (.41)           .23
Accumulated deficit at December 31, 1996:
    As previously reported                                            (193.0)        (193.0)
    As restated                                                       (193.0)        (193.0)


    (X)  SUBSEQUENT EVENT

         On October 16, the company announced they had made a cash offer to acquire all the outstanding common stock of T&N for 260 pence per share. The offer values T&N's share capital at $2.4 billion. In addition, the company will assume the debt of T&N at closing. The company will finance the acquisition through a committed bank facility from Chase Manhattan Bank. The company's intention is to put in place a permanent capital structure of a combination of equity and debt financing.

         The offer is subject to various conditions customary in the United Kingdom, including acceptances of the offer by T&N shareholders and the receipt of all applicable regulatory approvals in the United States and Europe. As part of the acquisition process, certain financing, professional and other related fees have been and will continue to be incurred in 1997. These fees have been capitalized as incurred and will be accounted for as direct acquisition or financing costs once the transaction closes. Management fully expects the acquisition to close, however, in the event the acquisition is not completed, these fees would be charged to expense and would materially impact net earnings at that time. The company may elect to accelerate payment of certain portions of the bank facility which would result in an extraordinary charge due to the write-off of the financing cost associated with the early retirement of debt.

         In addition, as part of financing the acquisition, the company purchased for $28.1 million a foreign currency option with a notional amount of $2.5 billion to cap the effect of potential unfavorable fluctuations in the British pound/US dollar exchange rate. The cost of the option and its change in fair value will be reflected in the results of operations in the fourth quarter of 1997. The option's fair value will exceed its cost if the British pound to US dollar exchange rate exceeds $1.667 at its expiration date in the first quarter of 1998. At closing on 10 November 1997, the British pound to US dollar exchange rate was $1.697.

         RESTRICTED STOCK:

         In October 1997, the company met certain share price performance criteria under the 1989 Long-Term Incentive Plan which resulted in the recognition of $5.4 million in compensation expense related to vesting of restricted stock.

                                  APPENDIX III

                          FINANCIAL INFORMATION ON T&N

1. NATURE OF FINANCIAL INFORMATION

The financial information for the three years ended 31 December 1996 contained in this Appendix III is extracted from the audited consolidated accounts of T&N for the three years ended on that date. Figures for the years ended 31 December 1994 and 1995 have been restated to reflect disposals in subsequent years.

The financial information contained in this Appendix III does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. Statutory accounts for each of the three financial years ended 31 December 1994, 1995 and 1996, on which unqualified audit reports (not containing a statement under section 237(2) or (3) of the Companies Act 1985) have been given by T&N's auditors, have been delivered to the Registrar of Companies.

2. CONSOLIDATED GROUP PROFIT AND LOSS ACCOUNT

                                                                                 YEAR ENDED 31 DECEMBER
                                                                        ----------------------------------------
                                                                 NOTES          1996          1995          1994
                                                                 -----  ------------  ------------  ------------
                                                                       pound sterling   pound sterling  pound sterling
                                                                             m               m              m
TURNOVER

Continuing operations                                                        1,891.5       1,849.3       1,643.9
Acquisitions                                                                     4.8            --            --
                                                                        ------------  ------------  ------------
Total continuing operations                                                  1,896.3       1,849.3       1,643.9
Discontinued operations                                                         59.7         242.2         292.2
                                                                        ------------  ------------  ------------
TOTAL TURNOVER EXCLUDING ASSOCIATED UNDERTAKINGS                  1(a)       1,956.0       2,091.5       1,936.1
Cost of sales                                                               (1,418.3)     (1,507.8)     (1,407.7)
                                                                        ------------  ------------  ------------
GROSS PROFIT                                                                   537.7         583.7         528.4
Operating expenses                                                            (370.3)       (369.7)       (353.0)
Share of profits of associated undertakings                                     11.1          12.6           5.0
                                                                        ------------  ------------  ------------
OPERATING PROFIT BEFORE ASBESTOS-RELATED COSTS                1(b),(d)         178.5         226.6         180.4
Asbestos-related costs                                                        (515.0)        (51.3)       (140.0)
                                                                        ------------  ------------  ------------
OPERATING (LOSS)/PROFIT ON ORDINARY ACTIVITIES
Continuing operations                                                         (342.5)        152.7          21.6
Acquisitions                                                                     0.3            --            --
                                                                        ------------  ------------  ------------
Total continuing operations                                                   (342.2)        152.7          21.6
Discontinued operations                                                          5.7          22.6          18.8
                                                                        ------------  ------------  ------------
Total operating (loss)/profit on ordinary activities                          (336.5)        175.3          40.4
(Loss)/profit on disposal of discontinued operations                 2          (1.0)          1.5            --
Release/(charge) of provision made in 1995                           2           1.4          (1.4)           --
Loss on disposal of properties (continuing operations)                          (2.0)           --            --
Provision against fixed asset investments: Kolbenschmidt
  costs                                                              3         (23.4)        (19.5)           --
                                                                        ------------  ------------  ------------
(LOSS)/PROFIT ON ORDINARY ACTIVITIES BEFORE FINANCE CHARGES                   (361.5)        155.9          40.4
Net interest payable and similar charges                             4         (26.8)        (35.8)        (29.7)
                                                                        ------------  ------------  ------------
(LOSS)/PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION                          (388.3)        120.1          10.7
Tax on (loss)/profit on ordinary activities                          5          (8.0)        (41.4)        (22.0)
                                                                        ------------  ------------  ------------
(LOSS)/PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION                           (396.3)         78.7         (11.3)
Minority interests                                                              (4.5)         (8.4)         (5.2)
                                                                        ------------  ------------  ------------
(Loss)/profit attributable to shareholders                                    (400.8)         70.3         (16.5)
Dividends paid and proposed                                          6         (16.0)        (31.9)        (20.8)
                                                                        ------------  ------------  ------------
TRANSFER (FROM)/TO RESERVES                                         21        (416.8)         38.4         (37.3)
                                                                        ------------  ------------  ------------
(Loss)/earnings per L1 share                                         7         (75.4)p        13.3p         (3.2)p
Earnings per L1 share pre asbestos-related costs                     7          14.8p         22.7p         19.3p
Dividends per L1 share                                               6           3.0p          6.0p        10.85p
                                                                        ------------  ------------  ------------

3. CONSOLIDATED GROUP BALANCE SHEET

                                                                                                             31 DECEMBER
                                                                                                  NOTES             1996
                                                                                                  -----      -----------
                                                                                                          pound sterling
                                                                                                                m
FIXED ASSETS
  Tangible assets                                                                                    11            697.2
  Investments                                                                                        12             59.5
                                                                                                             -----------
                                                                                                                   756.7
CURRENT ASSETS
  Stocks                                                                                             13            247.6
  Debtors falling due within one year                                                                14            350.8
  Debtors falling due after more than one year                                                       14             66.1
  Investments                                                                                        15              5.6
  Cash at bank and in hand                                                                           18            131.5
                                                                                                             -----------
                                                                                                                   801.6
                                                                                                             -----------
CREDITORS: DUE WITHIN ONE YEAR
  Borrowings                                                                                         18             77.2
  Other creditors                                                                                    16            472.5
                                                                                                             -----------
                                                                                                                   549.7
                                                                                                             -----------
NET CURRENT ASSETS
                                                                                                                   251.9
                                                                                                             -----------
TOTAL ASSETS LESS CURRENT LIABILITIES                                                                            1,008.6

CREDITORS: DUE AFTER MORE THAN ONE YEAR
  Borrowings                                                                                         18            260.2
  Other creditors                                                                                    17             15.9
                                                                                                             -----------
                                                                                                                   276.1
                                                                                                             -----------
PROVISIONS FOR LIABILITIES AND CHARGES                                                               19            589.5
                                                                                                             -----------
NET ASSETS                                                                                                         143.0
                                                                                                             ===========
CAPITAL AND RESERVES
  Called up share capital                                                                            20            532.2
  Share premium account                                                                              21              0.2
  Revaluation reserves                                                                               21             21.6
  Associated undertakings' reserves                                                                  21              5.0
  Goodwill write off reserve                                                                         21           (181.1)
  Profit and loss account                                                                            21           (259.6)
                                                                                                             -----------
EQUITY SHAREHOLDERS' FUNDS                                                                                         118.3
Minority equity interests                                                                                           24.7
                                                                                                             -----------
                                                                                                                   143.0
                                                                                                             ===========



4. CONSOLIDATED GROUP CASH FLOW STATEMENT

                                                                                                    YEAR ENDED
                                                                                   NOTES         31 DECEMBER 1996
                                                                                   -----   --------------------------
                                                                                             pound sterling    poound sterling
                                                                                                  m                 m
CASH INFLOW FROM OPERATING ACTIVITIES
Before asbestos-related payments                                                   22(a)                              287.3
Asbestos-related payments                                                          22(a)                              (64.8)
                                                                                                                 ----------
NET CASH INFLOW FROM OPERATING ACTIVITIES                                          22(a)                              222.5


RETURNS ON INVESTMENTS AND SERVICING OF FINANCE                                    22(b)                              (31.4)

TAXATION                                                                           22(c)                              (28.9)

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT                                       22(d)                             (125.5)
                                                                                                                 ----------
                                                                                                                       36.7

ACQUISITIONS AND DISPOSALS                                                         22(e)                               59.3

EQUITY DIVIDENDS PAID                                                                                                 (31.9)
                                                                                                                 ----------
                                                                                                                       64.1

MANAGEMENT OF LIQUID RESOURCES                                                     22(f)                               (6.2)

FINANCING                                                                          22(g)
Reduction in debt                                                                                (30.1)
Issue of T&N plc shares                                                                            1.2
Capital input by minorities                                                                        1.8                (27.1)
                                                                                            ----------           ----------
INCREASE IN CASH                                                                                                       30.8
                                                                                                                 ----------

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT
Increase in cash in the year                                                          24                               30.8
Cash outflow from decrease in debt and lease financing                                24                               30.1
Cash outflow from movement in liquid resources                                        24                                6.2
                                                                                                                 ----------
Change in net debt resulting from cash flows                                          24                               67.1
Exchange difference                                                                   24                               42.6
                                                                                                                 ----------
Reduction in net debt                                                                                                 109.7
Net debt at start of year                                                             24                             (310.0)
                                                                                                                 ----------
Net debt at end of year                                                               24                             (200.3)
                                                                                                                 ==========


GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

                                                                                                   YEAR ENDED DECEMBER
                                                                                           -----------------------------------------
                                                                           NOTES           1996              1995            1994
                                                                           -----           -----             ----            ----
                                                                                      pound sterling   pound sterling pound sterling
                                                                                           m                 m              m
(Loss)/profit attributable to shareholders                                                 (400.8)           70.3           (16.5)
Other recognised gains and losses:
Unrealised profit on revaluation of fixed assets                                              --              1.6              --
Currency translation differences on foreign currency net
  investments                                                               21             (23.1)            (1.6)           (9.1)
Other recognised losses                                                     21              (0.6)            (1.4)           (1.9)
                                                                                       ---------        ---------       ---------
                                                                                           (23.7)            (1.4)          (11.0)
                                                                                       ---------        ---------       ---------
Total recognised gains and losses relating to the year                                    (424.5)            68.9           (27.5)
                                                                                       =========        =========       =========


                                                                                           1996              1995            1994
                                                                                           ----              ----            ----
                                                                                      pound sterling   pound sterling pound sterling
                                                                                           m                 m              m
HISTORICAL COST PROFITS/(LOSSES)

Reported (loss)/profit on ordinary activities before taxation                             (388.3)           120.1            10.7
Realisation of revaluation surpluses                                        21               5.6              6.6             0.4
Difference between the historical depreciation charge and the
  actual depreciation charge                                                                 0.6              0.7             0.9
                                                                                       ---------        ---------       ---------
Historical cost (loss)/profit on ordinary activities before
  taxation                                                                                (382.1)           127.4            12.0
                                                                                       ---------        ---------       ---------
Historical cost (loss)/profit for the year after taxation,
  minority interests and dividends                                                        (410.6)            45.7           (36.0)
                                                                                       =========        =========       =========




                                                                                           1996              1995            1994
                                                                                           ----              ----            ----
                                                                                      pound sterling   pound sterling pound sterling
                                                                                           m                 m              m
RECONCILIATIONS OF MOVEMENTS IN SHAREHOLDERS' FUNDS
(LOSS)/PROFIT ATTRIBUTABLE TO SHAREHOLDERS                                                (400.8)            70.3           (16.5)
DIVIDENDS                                                                                  (16.0)           (31.9)          (20.8)
                                                                                       ---------        ---------       ---------
TRANSFER (FROM)/TO RESERVES                                                               (416.8)            38.4           (37.3)
Other recognised gains and losses (as above)                                               (23.7)            (1.4)          (11.0)
New share capital subscribed                                                                 1.2              2.2             3.4
Goodwill                                                                    21               9.4             (4.4)           (1.0)
                                                                                       ---------        ---------       ---------
Net change                                                                                (429.9)            34.8           (45.9)
Shareholders' funds at start of year                                                       548.2            513.4           559.3
                                                                                       ---------        ---------       ---------
Shareholders' funds at end of year                                                         118.3            548.2           513.4
                                                                                       =========        =========       =========




5. PRINCIPAL ACCOUNTING POLICIES

The Group follows applicable UK Accounting Standards and Practice. The financial statements are prepared under the historical cost convention, as modified by the revaluation of certain fixed assets.

BASIS OF CONSOLIDATION

The consolidated financial statements comprise the audited accounts of the Company and its subsidiary undertakings, together with the Group's share of the profits and losses and of the reserves of its associated undertakings. The accounts of subsidiaries are drawn up to the same date as those of the Company. Results of subsidiaries acquired or sold during the year are included from, or up to, their respective dates of acquisition or disposal.

ASSOCIATED UNDERTAKINGS

Associated undertakings are companies, other than subsidiaries, in which the Group has a long-term and substantial investment and over which significant influence is exercised, normally through board representation. Associated undertakings are accounted for on the equity basis, that is, the Group's share of profits before tax, and taxation are included in the profit and loss account. Its interest in their net assets, other than goodwill, is included in investments in the Group balance sheet.

DEFERRED TAX

Deferred tax is attributable to timing differences between results as computed for tax purposes and as stated in the accounts. These differences arise from, for example, different rates at which allowances are granted for capital expenditure for tax purposes and at which depreciation is charged in the accounts. Provision for deferred tax, including that relating to post retirement benefits, is made only to the extent that it is probable that an actual liability or asset will crystallise.

DEPRECIATION

Depreciation is provided on cost or the revalued amount, as applicable, to write fixed assets down to their estimated residual values on a straight line basis as follows:

- Freehold buildings, 2.5% per annum

- Leasehold buildings are assumed to have a life equal to the period of the lease, but with a maximum of 40 years

- Plant and machinery, at rates ranging from 7% to 33% per annum

- Mining assets, on a variable rate basis by reference to the current extraction rate of ore in relation to known ore reserves

FOREIGN CURRENCIES

Overseas companies' results and cash flows are translated into sterling at average exchange rates and their balance sheets at year end exchange rates. An adjustment to local currency results is made to reflect current price levels, where appropriate, before translation into sterling. Exchange differences arising from the translation of the opening balance sheets and results of overseas companies are dealt with through reserves. Exchange differences on transactions in foreign currencies are included in the profit and loss account.

GRANTS

Grants related to expenditure on tangible fixed assets are credited to profit over a period approximating to the lives of qualifying assets. Grants receivable to date, less the amounts so far credited to profit, are included in creditors.

INTANGIBLES

Goodwill, being the excess of the fair value of purchase consideration over the fair value attributed to the net tangible assets acquired, is charged to reserves. On disposal of businesses, any goodwill previously eliminated on acquisition is included in determining the profit or loss on disposal. Other intangibles are written off when acquired.

LEASING

Finance leases of significant items of plant and machinery are capitalised and depreciated in accordance with the Group's depreciation policy. The capital element of future lease payments is included under borrowings. Interest, calculated on the reducing balance method, is included within net financing charges. Operating lease rentals are charged to the profit and loss account when incurred.

PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

The cost of providing pensions and other post-employment benefits is charged against profits on a systematic basis, with pension surpluses and deficits being amortised over the expected remaining service lives of current employees. Differences between the amounts charged in the profit and loss account and payments made to the plans are treated as assets or liabilities in the balance sheet. The unfunded post-employment medical benefit liability is included in provisions in the balance sheet.

RESEARCH AND DEVELOPMENT

Research and development revenue expenditure, including all expenditure on patents and trademarks, is written off when incurred.

STOCKS

Stocks are stated at the lower of original cost and net realisable value on a first-in-first-out basis. Cost comprises material, labour and an allocation of attributable overhead expenses. Net realisable value is the price at which stocks can be sold in the normal course of business after allowing for the costs of realisation.

TURNOVER

Turnover is the value of sales to third parties at net invoice value excluding value added tax or equivalent overseas sales taxes.

6. NOTES TO THE FINANCIAL INFORMATION

(1.)  Analysis of Results

The Composites and Camshafts grouping comprises Camshafts, Powder Metal Products, Heat Transfer Products and Industrial Products and Materials. Figures for the Engine Parts Aftermarket Group are reflected in the product groupings to which they relate.

(a)  TURNOVER

     Market Supplied

                                                                         1996          1995          1994
                                                                   ------------  ------------  ------------
                                                                  pound sterling   pound sterling pound sterling
                                                                       m                 m              m
     Light vehicle original equipment                                     782.0         756.6         639.4
     Automotive aftermarket                                               529.4         480.1         464.5
     Industrial and heavy duty original equipment                         644.6         854.8         832.2
                                                                   ------------  ------------  ------------
                                                                        1,956.0       2,091.5       1,936.1
                                                                   ============  ============  ============
     Product Groupings

                                                                           1996          1995          1994
                                                                   ------------  ------------  ------------
                                                                             LM            LM            LM
     Bearings                                                             333.1         342.5         310.8
     Sealing Products                                                     259.7         270.5         261.0
     Friction Products                                                    329.0         329.3         308.5
     Piston Products                                                      574.7         559.6         504.0
     Composites and Camshafts                                             399.8         347.4         259.6
                                                                   ------------  ------------  ------------
     Continuing operations                                              1,896.3       1,849.3       1,643.9
     Discontinued operations                                               59.7         242.2         292.2
                                                                   ------------  ------------  ------------
                                                                        1,956.0       2,091.5       1,936.1
                                                                   ============  ============  ============



     Businesses acquired and discontinued

                                                            1996          1996          1995          1994
                                                    ACQUISITIONS  DISCONTINUED  DISCONTINUED  DISCONTINUED
                                                    ------------  ------------  ------------  ------------
                                                   pound sterling pound sterling pound sterling pound sterling
                                                         m              m             m              m
     Sealing Products                                         --           5.3           6.1          38.9
     Friction Products                                        --            --           0.6           1.2
     Piston Products                                         4.8            --            --           1.4
     Composites and Camshafts                                 --           0.1          85.0         117.3
     Construction Materials and Engineering                   --          54.3         150.5         133.4
                                                    ------------  ------------  ------------  ------------
                                                             4.8          59.7         242.2         292.2
                                                    ============  ============  ============  ============


     Regional

                                     BY ORIGIN                               BY DESTINATION
                      ----------------------------------------  ----------------------------------------
                              1996          1995          1994          1996          1995          1994
                      ------------  ------------  ------------  ------------  ------------  ------------
                     pound sterling  pound sterling pound sterling pound sterling pound sterling pound sterling
                           m              m              m              m               m             m
     UK                      507.7         594.7         569.7         312.5         360.7         351.2
     Mainland Europe         733.3         731.3         627.8         824.2         861.7         733.6
     North America           560.2         541.6         550.3         578.6         561.6         548.2
     South Africa            116.5         121.0         101.9          98.2         110.1          97.4
     Zimbabwe                 17.0          80.6          69.0          19.4          34.3          30.9
     Other countries          21.3          22.3          17.4         123.1         163.1         174.8
                      ------------  ------------  ------------  ------------  ------------  ------------
                           1,956.0       2,091.5       1,936.1       1,956.0       2,091.5       1,936.1
                      ============  ============  ============  ============  ============  ============

Inter-group turnover between product groupings and regions is not material.

(b)  OPERATING PROFIT BEFORE ASBESTOS-RELATED COSTS

     Product Groupings




                                                                         1996              1995          1994
                                                                         ----              ----          ----
                                                                      pound sterling  pound sterling  pound sterling
                                                                          m                m              m

     Bearings                                                              44.7          48.6          31.6
     Sealing Products                                                      21.1          25.9          25.1
     Friction Products                                                     16.9          29.0          26.9
     Piston Products                                                       41.4          55.1          43.9
     Composites and Camshafts                                              48.7          45.4          34.1
                                                                   ------------  ------------  ------------
     Continuing operations                                                172.8         204.0         161.6
     Discontinued operations                                                5.7          22.6          18.8
                                                                   ------------  ------------  ------------
                                                                          178.5         226.6         180.4
                                                                   ============  ============  ============




     Businesses Acquired and Discontinued


                                                            1996          1996          1995            1994
                                                    ACQUISITIONS  DISCONTINUED  DISCONTINUED    DISCONTINUED
                                                    ------------  ------------  ------------    ------------
                                                   pound sterling pound sterling pound sterling  pound sterling
                                                         m             m              m              m
     Sealing Products                                         --           0.3           0.3          (3.5)
     Friction Products                                        --            --          (0.1)         (0.1)
     Piston Products                                         0.3            --            --           0.1
     Composites and Camshafts                                 --            --           3.4           6.9
     Construction Materials and Engineering                   --           5.4          19.0          15.4
                                                    ------------  ------------  ------------  ------------
                                                             0.3           5.7          22.6          18.8
                                                    ============  ============  ============  ============


     Regional


                                                                        1996            1995          1994
                                                                    -----------    ------------  ------------
                                                                  pound sterling  pound sterling  pound sterling
                                                                        m               m              m
     UK                                                                    68.4          69.5          50.7
     Mainland Europe                                                       46.1          72.1          49.2
     North America                                                         55.2          53.3          49.1
     South Africa                                                           7.9          13.0           8.7
     Zimbabwe                                                               1.5          15.5          18.1
     Other countries                                                       (0.6)          3.2           4.6
                                                                   ------------  ------------  ------------
                                                                          178.5         226.6         180.4
                                                                   ============  ============  ============


Asbestos-related costs, financing charges, losses on disposal of discontinued operations and the provisions against the Kolbenschmidt investment are not allocated by product groupings or region.

(c)  CAPITAL EMPLOYED

    Product groupings

                                                                                                         1996
                                                                                                 ------------
                                                                                                  pound sterling
                                                                                                         m
Bearings                                                                                                124.5
Sealing Products                                                                                         82.0
Friction Products                                                                                       133.6
Piston Products                                                                                         259.9
Composites and Camshafts                                                                                148.2
                                                                                                 ------------
Continuing operations                                                                                   748.2
Discontinued operations                                                                                  (3.7)
                                                                                                 ------------
                                                                                                        744.5
Assets held for disposal and trade investments                                                           14.6
Asbestos-related provisions                                                                            (440.6)
Net deferred consideration for acquisitions and disposals                                                24.8
                                                                                                 ------------
Capital employed                                                                                        343.3
Net borrowings                                                                                         (200.3)
                                                                                                 ------------
Net assets                                                                                              143.0
                                                                                                 ============
Regional

                                                                                                         1996
                                                                                                 ------------
                                                                                                           LM
UK                                                                                                      230.6
Mainland Europe                                                                                         240.4
North America                                                                                           190.7
South Africa                                                                                             40.4
Other countries                                                                                          42.4
                                                                                                 ------------
                                                                                                        744.5
                                                                                                 ============

(d) Costs of continuing operations charged in arriving at operating profit before asbestos-related costs include L15.3m (1995 L11.3m, 1994 L19.8m) in respect of redundancy and rationalisation. L8.1m of these costs have been charged as administrative costs and the majority of the remainder as costs of sales.

(e) Operating profit is stated after charging



                                                                           1996          1995           1994
                                                                   ------------  ------------   ------------
                                                                  pound sterling pound sterling  pound sterling
                                                                        m               m             m

Auditor's and its associates' remuneration
-- as Group auditors                                                       (1.8)         (1.8)         (1.8)
-- fees for other services                                                 (1.4)         (0.9)         (0.7)

Depreciation of tangible fixed assets
-- owned assets                                                           (97.3)       (100.3)        (95.7)
-- finance leased assets                                                   (1.0)         (1.3)         (2.4)

Operating lease rentals
-- on plant and machinery                                                  (8.7)         (7.8)         (9.9)
-- on land and buildings                                                   (7.4)         (7.0)         (7.6)


(2.)  SALE OF DISCONTINUED OPERATIONS

The profit on disposal comprises:

                                                                                                         1996
                                                                                                 ------------
                                                                                                 pound sterling
                                                                                                       m
Loss on disposal of businesses                                                                           (3.4)
Profit on sale of 30% of Bellefontaine bearings business                                                  2.4
                                                                                                 ------------
                                                                                                         (1.0)
Add back provision made in 1995                                                                           1.4
                                                                                                 ------------
                                                                                                          0.4
                                                                                                 ============
Disposals during 1996 comprised the following:

BUSINESS                                                                                     EFFECTIVE DATE
--------                                                                                   -------------------
Budd Chemical Company                                                                           5 January 1996
Construction Materials businesses in Zimbabwe and Zambia                                         31 March 1996
Tempered Spring                                                                                    3 June 1996
AETC                                                                                              30 June 1996
Industrial Sealing businesses in South Africa                                                 31 December 1996
Ferodo Zambia                                                                                 31 December 1996
Hydra-Tight France                                                                            31 December 1996


In addition to the above disposals, the Tempered Spring business in the United States was closed. On 31 December 1996, 30% of the Glacier Vandervell Bellefontaine bearings business was sold. Details of assets disposed are set out below.

    NET ASSETS AT DATE OF DISPOSAL

                                      CONSTRUCTION   TEMPERED                  BELLE-
                                         MATERIALS     SPRING      AETC       FONTAINE   OTHERS     TOTAL
                                      ------------  ---------    --------    ---------  ---------  ---------
                                          pound        pound      pound        pound     pound      pound
                                        sterling      sterling   sterling     sterling  sterling   sterling
                                            m           m           m            m         m          m
Fixed assets                                  18.9        9.0       20.1         --        4.3       52.3
Stocks                                        21.1        1.6        6.3         --        2.2       31.2
Debtors                                       29.5        5.4        8.8         --        2.1       45.8
Creditors                                    (24.5)      (5.3)      (8.7)        --       (3.5)     (42.0)
Net (overdraft)/cash                          (4.9)        --         --         --        0.6       (4.3)
Goodwill on acquisition of
  businesses                                    --        1.0        5.1        1.5        2.0        9.6
Minority interest sold                          --         --         --        1.8         --        1.8
                                      ------------  ---------  ---------  ---------  ---------  ---------
                                              40.1       11.7       31.6        3.3        7.7       94.4
(Loss)/profit                                 (1.6)      (3.6)       5.9        2.4       (4.1)      (1.0)
                                      ------------  ---------  ---------  ---------  ---------  ---------
Consideration realised                        38.5        8.1       37.5        5.7        3.6       93.4
Analysis of consideration realised
Net cash proceeds                             38.5        7.5       37.5        5.7        3.6       92.8
Preference shares                               --        0.6         --         --         --        0.6
                                      ------------  ---------  ---------  ---------  ---------  ---------
                                              38.5        8.1       37.5        5.7        3.6       93.4
                                      ------------  ---------  ---------  ---------  ---------  ---------
Cash arising during the year from
  disposal of operations
Net cash proceeds                             38.5        7.5       37.5        5.7        3.6       92.8
Prior year disposals                            --         --         --         --        1.3        1.3
Deferred consideration                       (22.3)        --         --         --       (1.3)     (23.6)
Net overdraft/(cash) disposed                  4.9         --         --         --       (0.6)       4.3
                                      ------------  ---------  ---------  ---------  ---------  ---------
                                              21.1        7.5       37.5        5.7        3.0       74.8
                                      ------------  ---------  ---------  ---------  ---------  ---------
Operating profit in 1996 to date of
  disposal                                     1.5         --        4.0         --        0.2        5.7
                                      ============  =========  =========  =========  =========  =========


(3.)  OPTION TO ACQUIRE HOLDING IN KOLBENSCHMIDT AG ("KS")*

The Company announced on 30 March 1995 that the Group had entered into option arrangements on 1,345,452 shares in KS, representing approximately 49.99% of the issued share capital of KS. The option arrangements were entered into with Commerzbank AG. In February 1996 the Group extended these arrangements until 31 December 1996. During 1996 KS issued to all its shareholders 9 shares for each share already held, such that the option arrangements related to the 13,454,520 shares still representing 49.99% of the issued share capital of KS. In December 1996 options over 6,727,260 shares expired. If Commerzbank AG sells these shares at above Dm 14 per share, the Company will receive half of the excess over Dm 14 per share. The remaining options over a further 6,727,260 shares were transferred to Metallbank GmbH and extended until 5 September 1997. The maximum consideration payable on exercise of these options would be Dm 114.4m (pound sterling m 43.4m). If the Company does not exercise the option over the shares held by Metallbank GmbH, and Metallbank GmbH sell the shares at a price less than Dm 17 per share, T&N is required to pay Metallbank GmbH the difference per share between the price received and Dm 17. The exceptional charge of pound sterling m 23.4m (1995 pound sterling m 19.5m) relates to continuing operations and comprises:




                                                                           1996          1995          1994
                                                                   ------------  ------------  ------------
                                                                          pound         pound         pound
                                                                       sterling      sterling      sterling
                                                                              m             m             m
Transfer of options to Metallbank                                           8.5            --            --
Payable on lapse of options with Commerzbank                               10.0            --            --
Provision against costs previously capitalised                               --          12.0            --
Other holding costs                                                         4.9           7.5            --
                                                                   ------------  ------------  ------------
                                                                           23.4          19.5            --
                                                                   ============  ============  ============


(4.)  Net Interest Payable and Similar Charges

    Interest payable on bank loans, overdrafts and other loans

                                                                           1996          1995          1994
                                                                   ------------  ------------  ------------
                                                                          pound         pound         pound
                                                                       sterling      sterling      sterling
                                                                              m             m             m
-- repayable within five years, not by instalments                        (26.2)        (31.5)        (17.9)
-- repayable within five years, by instalments                             (4.4)         (4.6)         (4.8)
-- repayable wholly or partly in more than five years                      (1.5)         (3.4)        (12.1)
Interest on finance leases repayable within five years                     (0.4)         (0.3)         (0.3)
                                                                   ------------  ------------  ------------
                                                                          (32.5)        (39.8)        (35.1)
INTEREST RECEIVABLE                                                         5.7           4.0           5.4
                                                                   ------------  ------------  ------------
                                                                          (26.8)        (35.8)        (29.7)
                                                                   ============  ============  ============


(5.)  Taxation

                                                                           1996          1995          1994
                                                                   ------------  ------------  ------------
                                                                          pound         pound         pound
                                                                       sterling      sterling      sterling
                                                                              m             m             m
UK corporation tax at 33% (1995 and 1994 33%)                             (15.2)        (13.9)         (6.8)
Relief for overseas taxation                                                8.6           8.8           5.0
Advance corporation tax written back/(off)                                  0.7          (3.9)         (4.0)
Deferred tax                                                                9.0          (4.4)          5.8
Prior period adjustments                                                     --           0.4          (0.2)
                                                                   ------------  ------------  ------------
Total UK                                                                    3.1         (13.0)         (0.2)
Overseas                                                                  (21.5)        (23.3)        (23.4)
Overseas deferred tax                                                      16.2          (0.8)          7.1
Associated undertakings                                                    (7.0)         (5.6)         (1.6)
Prior period adjustments                                                    1.2           1.3          (3.9)
                                                                   ------------  ------------  ------------
                                                                           (8.0)        (41.4)        (22.0)
                                                                   ============  ============  ============


The overseas tax charge has been reduced by pound 5.0m (1995 pound 6.0m, 1994 poumd 2.2m) by utilising losses brought forward.

--------------------------

*More recent information is contained in T&N's unaudited interim report for the six months to 30 June 1997 which is reproduced on pages 85 to 90 of this document.

The tax (charge)/credit arises as follows:

                                                                           1996          1995          1994
                                                                   --------------  --------------  --------------
                                                                   pound sterling  pound sterling  pound sterling
                                                                          m               m               m

On the disposal of operations                                              (1.8)         (2.4)           --
On loss on disposal of properties                                          (0.1)           --            --
On provision against fixed asset investments                                0.6           5.5            --
On asbestos-related costs                                                  35.5           1.6          13.0
On other profits                                                          (42.2)        (46.1)        (35.0)
                                                                   ------------  ------------  ------------
                                                                           (8.0)        (41.4)        (22.0)
                                                                   ============  ============  ============



Corporation tax relief for the asbestos charge is available only when payments are made. As a consequence, the tax credit taken in these accounts is calculated by reference to the payments made rather than the charge in the accounts and has been increased by the related movement in the deferred tax debtor. No tax relief is available on the goodwill of L9.7m (1995 L6.6m, 1994 nil) charged in arriving at the profit on disposal of operations of L0.4m (1995 L0.1m, 1994 nil).

(6.)  DIVIDENDS

                                           1996                      1995                      1994
                               --------------------------  --------------------------  --------------------------
                                                   pound                      pound                     pound
                                                sterling                   sterling                  sterling
                                 P PER SHARE           m   P PER SHARE            m    P PER SHARE          m
                               ----------------------------------------------------------------------------------
Interim                                 3.00        (16.0)        3.00        (15.9)        7.50         (3.1)
Final                                     --           --         3.00        (16.0)        3.35        (17.7)
                                 -----------  -----------  -----------  -----------  -----------  -----------
                                        3.00        (16.0)        6.00        (31.9)       10.85        (20.8)
                                 ===========  ===========  ===========  ===========  ===========  ===========


Because of the exceptional asbestos-related charge during 1996, the Company did not have sufficient distributable reserves to declare a final dividend for 1996. The directors declared a special first 1997 interim dividend of 3p per share payable to shareholders on the register on 2 May 1997 in lieu of the final 1996 dividend, with the result that shareholders received dividends totalling 6p per share, the same as for 1995, on the usual payment dates.

(7.)  (Loss)/Earnings per pound 1 Share

    (Loss)/Earnings:

                                           1996                      1995                      1994
                               --------------------------  --------------------------  --------------------------
                                                   pound                      pound                     pound
                                                sterling                   sterling                  sterling
                                 P PER SHARE           m   P PER SHARE            m    P PER SHARE          m
                               ----------------------------------------------------------------------------------
Net basis                              (75.4)      (400.8)        13.3         70.3         (3.2)       (16.5)
Nil basis                              (75.6)      (401.5)        14.0         74.2         (2.5)       (12.6)
Final (pre asbestos-related
  costs basis)                          14.8         78.7         22.7        120.1         19.3         99.1
                                 -----------  -----------  -----------  -----------  -----------  -----------
Average number of shares in
  issue weighted on a time
  basis                                             531.6                     530.2                     514.5
                                              ===========               ===========               ===========


In addition to earnings per share on the net basis, as required by SSAP 3, the earnings per share are also shown after adjustment for asbestos-related costs. The adjustment made is to add back asbestos-related costs of pound sterling 515.0m (1995 pound sterling 51.3m, 1994 pound sterling 140.0m) and associated tax credits of pound sterling 35.5m (1995 pound sterling 1.6m, 1994 pound sterling 13.0m). In the opinion of the directors, this allows shareholders to gain a clearer understanding of the performance of the Group. There is no material difference between the earnings per share figures noted above those calculated on a fully diluted basis.

Earnings per share calculated on a nil basis has been adjusted for Advance Corporation Tax written back of pound sterling 0.7m (1995 charge of pound sterling 3.9m, 1994 charge of pound sterling 4.0m).

(8.)  Employees



                                                                           1996          1995          1994
                                                                        AVERAGE       AVERAGE       AVERAGE
                                                                         NUMBER        NUMBER        NUMBER
                                                                   ------------  ------------  ------------
      UK                                                                 10,036        11,613        11,996
      Mainland Europe                                                     9,765        10,228        10,433
      North America                                                       7,172         7,115         6,903
      South Africa                                                        4,379         4,221         3,924
      Zimbabwe                                                            2,069         8,785         8,780
      Other countries                                                       472           695           769
                                                                   ------------  ------------  ------------
                                                                         33,893        42,657        42,805
                                                                   ============  ============  ============



At the year end the total number of employees was 30,473 (1995 40,941, 1994 42,416).

      Employment costs

                                                                           1996          1995          1994
                                                                   ------------  ------------  ------------
                                                                          pound         pound         pound
                                                                       sterling      sterling      sterling
                                                                              m             m             m
      Wages and salaries                                                  601.1         635.8         600.5
      Social security costs                                                96.0          96.0          91.5
      Other pension costs (Note 9)                                         12.9          12.4          12.6
      Other post-employment benefits (Note 9)                               3.0           2.6           2.9
      Redundancy payments                                                  13.9           6.5           9.5
                                                                   ------------  ------------  ------------
                                                                          726.9         753.3         717.0
                                                                   ============  ============  ============



(9.)  Post-employment benefits

The Company and most of its subsidiaries operate both defined benefit and defined contribution pension schemes. With the exception of the schemes in Germany, the assets of the principal schemes are held in separate trustee-administered funds. The most significant schemes are in the UK, Germany and the US. The element of the total pension cost relating to overseas schemes has been determined in accordance with local best practice and regulations and, where applicable, on the advice of consultant actuaries.

The UK scheme is the largest, covering the majority of UK employees. The pension cost is assessed in accordance with the advice of independent qualified actuaries in order to secure final salary-related benefits. The most recent actuarial review, using the projected unit method, was carried out on 31 March 1993 and, as a result of this review, a number of scheme improvements were made. At 31 March 1993 the market value of the assets of the UK scheme was pound sterling 747m (1990 pound sterling 648m) and the actuarial value of these assets represented 129% (1990 143%) of the benefits that had accrued to members, after allowing for increases in earnings and scheme improvements.

The assumptions made which have the most significant effect on the results of this valuation are those relating to the differentials between the rates of return on investments and the rates of increase in salaries and pensions. It was assumed that the investment return would be 2% (1990 2%) per annum higher than the rate of annual salary increases, and 5% (1990 4.5%) per annum higher than the rate at which present and future pensions would increase.

The surplus in the UK scheme is being amortised over 13 years, the average remaining service lives of employees. The credit arising from the amortisation of this surplus more than offsets ongoing pension costs. The resultant SSAP 24 credit, including interest, was pound sterling 5.7m (1995 pound sterling
4.9m, 1994 pound sterling 4.6m).

From January 1994 until 31 March 1996 the Group made payments to the UK scheme at a rate of 4% of pensionable earnings. Since 1 April 1996 no payments have been necessary because of the surplus in the scheme.

In 1996 the prepayment in respect of pensions for the UK scheme increased by pound sterling 9.0m to pound sterling 45.0m at the end of 1996. In 1995 it increased by pound sterling 11.8m to pound sterling 36.0m. This amount is included in debtors (Note 14).

In the US, the Group operates a number of defined benefit schemes and defined contribution schemes. These schemes undergo an actuarial analysis annually.

In Germany, the Group operates a number of defined benefit pension schemes. These undergo an actuarial valuation annually. Provisions for the liabilities amounted to pound sterling 76.9m at the end of 1996 (1995 pound sterling 89.1m, 1994 pound sterling 79.9m).

In addition, other post-employment benefits in the US are fully provided for in accordance with UK accounting standards. Provisions amounted to pound sterling 31.1m at the end of 1996 (1995 pound sterling 34.3m, 1994 pound sterling 46.7m) in respect of these benefits. The cost of post-employment medical benefits in the US was pound sterling 2.8m (1995 pound sterling 2.9m, 1994 pound sterling 2.9m).

There are no other significant post-employment benefits.

(10.)  Directors' Emoluments

   DIRECTORS' EMOLUMENTS                                                   1996          1995          1994
   -------------------------                                       ------------  ------------  ------------
                                                                          pound         pound         pound
                                                                       sterling      sterling      sterling
                                                                            000           000           000
       Non-executive directors:
       Fees                                                                 195           212           166
       Consultancy fee -- deputy non-executive chairman                      --           180           180
                                                                   ------------  ------------  ------------
                                                                            195           392           346
                                                                   ------------  ------------  ------------
       Executive directors:
       Remuneration                                                       1,363         1,353         1,186
       Performance-related bonuses                                           50           322           283
                                                                   ------------  ------------  ------------
                                                                          1,413         1,675         1,469
       Pension contributions                                                 32            56            34
                                                                   ------------  ------------  ------------
       Total emoluments                                                   1,445         1,731         1,503
       Compensation for loss of office                                      564            --            --
                                                                   ------------  ------------  ------------
                                                                          2,009         1,731         1,503
                                                                   ============  ============  ============


The pension contributions of pound sterling 32,000 (1995 pound sterling 56,000, 1994 pound sterling 30,000) represent cash paid to the UK Pension Scheme at the contribution rate of 4% for the first quarter of 1996 and nil thereafter (1995 4% for the year, 1994 4% for the year) plus payments to Mr Harding's personal pension policy.

       Chairman--highest paid director (excluding pension
       contributions):                                                     1996          1995          1994
                                                                   ------------  ------------  ------------
                                                                          pound         pound         pound
                                                                       sterling      sterling      sterling
                                                                            000           000           000
       Performance-related bonus                                             --            77            71
                                                                   ------------  ------------  ------------
                                                                            320           397           365
                                                                   ============  ============  ============



FEES AND EMOLUMENTS, EXCLUDING
PENSION CONTRIBUTIONS, WERE:                                              1996          1995          1994
--------------------------------------------------------          ------------  ------------  ------------
                                                                        NUMBER        NUMBER        NUMBER
       Nil - pound sterling 5,000                                           --             2            --
       pound sterling 5,001 - pound sterling 10,000                         --            --             1
       pound sterling 15,001 - pound sterling 20,000                         1            --             3
       pound sterling 20,001 - pound sterling 25,000                         4             3            --
       pound sterling 25,001 - pound sterling 30,000                         2             2            --
       pound sterling 30,001 - pound sterling 35,000                         1            --             1
       pound sterling 35,001 - pound sterling 40,000                         2            --            --
       pound sterling 70,001 - pound sterling 75,000                         1            --            --
       pound sterling 125,001 - pound sterling 130,000                      --             1            --
       pound sterling 165,001 - pound sterling 170,000                      --             1            --
       pound sterling 175,001 - pound sterling 180,000                       1            --            --
       pound sterling 190,001 - pound sterling 195,000                      --            --             1
       pound sterling 205,001 - pound sterling 210,000                      --            --             1
       pound sterling 210,001 - pound sterling 215,000                      --             1            --
       pound sterling 230,001 - pound sterling 235,000                      --            --             2
       pound sterling 235,001 - pound sterling 240,000                       1            --             1
       pound sterling 245,001 - pound sterling 250,000                      --             1             1
       pound sterling 255,001 - pound sterling 260,000                      --             1            --
       pound sterling 260,001 - pound sterling 265,000                       1             2            --
       pound sterling 265,001 - pound sterling 270,000                       1            --             1
       pound sterling 320,001 - pound sterling 325,001                       1            --            --
       pound sterling 395,001 - pound sterling 400,000                      --             1            --

(11.)  TANGIBLE FIXED ASSETS

(A)  COST OR VALUATION

                                                                       LAND AND     PLANT AND
                                                                      BUILDINGS     MACHINERY         TOTAL
                                                                   ------------  ------------  ------------
                                                                       pound         pound        pound
                                                                     sterling       sterling     sterling
                                                                         m             m            m
     At 1 January 1996                                                    289.7       1,078.5       1,368.2
     Currency translation                                                 (24.9)        (93.0)       (117.9)
     Acquisition of businesses                                              1.0           4.8           5.8
     Capital expenditure                                                    9.2         115.4         124.6
     Transfers between Group companies and reclassifications                 --           2.2           2.2
     Disposal of operations                                               (43.5)        (69.3)       (112.8)
     Other disposals                                                       (0.7)        (20.8)        (21.5)
                                                                   ------------  ------------  ------------
     At 31 December 1996                                                  230.8       1,017.8       1,248.6
                                                                   ============  ============  ============


     Comprising:
     Cost                                                                 149.5         998.3       1,147.8
     Valuation:
     in 1989                                                               63.0            --          63.0
     other years                                                           18.3          19.5          37.8
                                                                   ------------  ------------  ------------
                                                                          230.8       1,017.8       1,248.6
                                                                   ============  ============  ============

Revaluations are carried out on an existing use basis.

(B)  DEPRECIATION

                                                                       LAND AND     PLANT AND
                                                                      BUILDINGS     MACHINERY         TOTAL
                                                                   ------------  ------------  ------------
                                                                       pound         pound        pound
                                                                     sterling       sterling     sterling
                                                                        m              m            m
     At 1 January 1996                                                     47.2         528.1         575.3
     Currency translation                                                  (3.0)        (43.3)        (46.3)
     Transfers between Group companies and reclassifications               (0.2)          3.1           2.9
     Disposal of operations                                               (20.0)        (40.7)        (60.7)
     Other disposals                                                       (0.2)        (17.9)        (18.1)
     Charge for the year                                                    7.1          91.2          98.3
                                                                   ------------  ------------  ------------
     At 31 December 1996                                                   30.9         520.5         551.4
                                                                   ============  ============  ============
     Net book value
     At 31 December 1996                                                  199.9         497.3         697.2
                                                                   ============  ============  ============

Included in the cost of fixed assets of the Group at 31 December 1996 are buildings in the course of construction of pound sterling 2.3m and plant and machinery in the course of construction of pound sterling 25.9m.

(C)  NET BOOK VALUE OF LAND AND BUILDINGS


                                                                                                         1996
                                                                                                 ------------
                                                                                                     pound
                                                                                                    sterling
                                                                                                       m
     Freehold land -- not depreciated                                                                    49.5
     Freehold buildings                                                                                 148.3
     Long leasehold (over 50 years unexpired)                                                             0.2
     Short leasehold                                                                                      1.9
                                                                                                 ------------
                                                                                                        199.9
                                                                                                 ============

(D)  CAPITALISED LEASES INCLUDED IN PLANT AND MACHINERY

                                                                                                         1996
                                                                                                 ------------
                                                                                                     pound
                                                                                                  sterling m
     Cost                                                                                                28.4
     Depreciation                                                                                       (23.8)
                                                                                                 ------------
     Net book value                                                                                       4.6
                                                                                                 ============



(E)  HISTORICAL COST OF TANGIBLE FIXED ASSETS


                                                                       LAND AND     PLANT AND
                                                                      BUILDINGS     MACHINERY         TOTAL
                                                                   ------------  ------------  ------------
                                                                       pound         pound          pound
                                                                     sterling m   sterling m     sterling m
     Cost or ascribed value                                               199.4       1,016.6       1,216.0
     Charge for the year                                                  (37.8)       (519.5)       (557.3)
                                                                   ------------  ------------  ------------
     Net historical cost value
     At 31 December 1996                                                  161.6         497.1         658.7
                                                                   ============  ============  ============



(12.)  FIXED ASSET INVESTMENTS

                                                      ASSOCIATED                       OTHER
                                                    UNDERTAKINGS  OTHER SHARES   INVESTMENTS         TOTAL
                                                    ------------  ------------  ------------  ------------
                                                        pound         pound         pound         pound
                                                     sterling m    sterling m    sterling m    sterling m
     Cost or valuation
     At 1 January 1996                                      52.4           7.6          19.9          79.9
     Currency translation                                   (5.9)         (0.1)         (5.7)        (11.7)
     Additions                                               7.0           0.7          23.4          31.1
     Disposals and repayments                                 --          (0.2)           --          (0.2)
     Reclassifications and other movements                   0.9          (0.1)           --           0.8
     Share of retained losses                               (2.7)           --            --          (2.7)
                                                    ------------  ------------  ------------  ------------
     At 31 December 1996                                    51.7           7.9          37.6          97.2
                                                    ------------  ------------  ------------  ------------
     Provisions:
     At 1 January 1996                                        --          (0.1)        (19.8)        (19.9)
     Currency translation                                     --            --           5.6           5.6
     Provision for the year                                   --            --         (23.4)        (23.4)
                                                    ------------  ------------  ------------  ------------
     At 31 December 1996                                      --          (0.1)        (37.6)        (37.7)
                                                    ============  ============  ============  ============
                                                            51.7           7.8            --          59.5
                                                    ============  ============  ============  ============




Listed investments included above in associated undertakings at net book value are pound sterling 7.5m -- market value pound sterling 5.7m. At 31 December 1996, Group associated undertakings investments included loans receivable of pound sterling 1.8m.

(13.)  STOCKS


                                                                                                         1996
                                                                                                 ------------
                                                                                                     pound
                                                                                                  sterling m
Raw materials and consumables                                                                            41.9
Work in progress                                                                                         45.7
Finished goods                                                                                          160.0
                                                                                                 ------------
                                                                                                        247.6
                                                                                                 ============

(14.)  DEBTORS

(A)  DEBTORS FALLING DUE WITHIN ONE YEAR

                                                                                                                    1996
                                                                                                 ------------
                                                                                                     pound
                                                                                                   sterling
                                                                                                       m
     Trade                                                                                              260.2
     Amounts owed by associated undertakings                                                              1.4
     Amounts owed in respect of disposals of operations                                                  24.8
     Assets held for disposal                                                                             6.8
     Overseas taxation recoverable                                                                        6.1
     Deferred tax recoverable (Note 25)                                                                  13.9
     Prepayments and accrued income                                                                      13.9
     Other                                                                                               23.7
                                                                                                 ------------
                                                                                                        350.8
                                                                                                 ============

(B)  DEBTORS FALLING DUE AFTER MORE THAN ONE YEAR


                                                                                                         1996
                                                                                                 ------------
                                                                                                     pound
                                                                                                   sterling
                                                                                                       m
     Amounts owed in respect of disposals of operations                                                   3.4
     Prepaid pension costs (Note 9)                                                                      45.0
     Deferred tax recoverable (Note 25)                                                                  16.5
     Overseas taxation recoverable                                                                        0.2
     Other debtors                                                                                        1.0
                                                                                                 ------------
                                                                                                         66.1
                                                                                                 ============

(15.)  CURRENT ASSET INVESTMENTS

                                                                                                         1996
                                                                                                 ------------
                                                                                                     pound
                                                                                                   sterling
                                                                                                       m

     Listed investments -- market value pound sterling 5.1m                                               5.1
     Other investments -- market value pound sterling 0.6m                                                0.5
                                                                                                 ------------
                                                                                                          5.6
                                                                                                 ============

(16.)  CREDITORS -- DUE WITHIN ONE YEAR


                                                                                                         1996
                                                                                                 ------------
                                                                                                     pound
                                                                                                   sterling
                                                                                                       m
Trade                                                                                                   168.9
Amounts owed to associated undertakings                                                                   2.1
Payroll and other taxes, including social security                                                       54.1
Taxation -- United Kingdom corporation tax                                                                5.9
         -- Overseas taxation                                                                            13.6
Accruals and deferred income                                                                             69.4
Grants not yet credited to profit                                                                         1.7
Asbestos-related insurance premium                                                                       92.0
Other                                                                                                    64.8
                                                                                                 ------------
                                                                                                        472.5
                                                                                                 ============

(17.)  CREDITORS -- DUE AFTER MORE THAN ONE YEAR


                                                                                                         1996
                                                                                                 ------------
                                                                                                     pound
                                                                                                   sterling
                                                                                                       m
     Amounts owed in respect of acquisitions                                                              3.4
     Accruals and deferred income                                                                         1.3
     Grants not yet credited to profit                                                                    4.4
     Other                                                                                                6.8
                                                                                                 ------------
                                                                                                         15.9
                                                                                                 ============

(18.)  NET BORROWINGS

BORROWINGS                                                                                               1996
----------                                                                                       ------------
                                                                                                     pound
                                                                                                   sterling
                                                                                                      m
     Repayable after more than five years
     -- Instalments                                                                                       7.7
     -- Otherwise                                                                                         0.7
     Two to five years
     -- Instalments                                                                                      23.0
     -- Otherwise                                                                                       186.0
     One to two years
     -- Instalments                                                                                       8.7
     -- Otherwise                                                                                        34.1
                                                                                                 ------------
     Total due after more than one year                                                                 260.2
     Total due within one year                                                                           77.2
                                                                                                 ------------
     Total borrowings                                                                                   337.4
                                                                                                 ------------
     Cash at bank and in hand and current asset investments                                             137.1
                                                                                                 ------------
     Net borrowings                                                                                     200.3
                                                                                                 ============

     Analysis of total borrowings

     Finance leases                                                                                       5.3
     Bank overdrafts and loans secured on assets of the Group                                            37.4
     Unsecured bank overdrafts and loans                                                                294.7
                                                                                                 ------------
                                                                                                        337.4
                                                                                                 ============

     Analysis of borrowings by currency
     Sterling                                                                                           (33.9)
     Other European currencies                                                                          130.3
     United States Dollar                                                                                80.4
     South African Rand                                                                                   9.3
     Other currencies                                                                                    14.2
                                                                                                 ------------
                                                                                                        200.3
                                                                                                 ============


The majority of the Group's borrowings are at variable rates between 35 and 50 basis points above the applicable base rate for the currency. Interest rate swaps have been entered into in a mix of currencies whereby the interest charge on total debt of L108m has been swapped from variable to fixed rates for periods of between two and five years. Included in cash and current asset investments, at 31 December 1996, amounts totalling pound sterling 22.8m are held by the Group's insurance company of which pound sterling 17.6m is required to meet insurance regulatory requirements and which, as a result, is not readily available for the general purposes of the Group.

(19.)  PROVISIONS FOR LIABILITIES AND CHARGES


                                            POST-
                                       EMPLOYMENT                    ASBESTOS-         OTHER
                                         BENEFITS  RESTRUCTURING       RELATED    PROVISIONS         TOTAL
                                     ------------  -------------  ------------  ------------  ------------
                                        pound         pound          pound         pound         pound
                                        sterling    sterling       sterling      sterling      sterling
                                           m           m              m              m             m
    At 1 January 1996                       159.7            1.3          99.0          18.8         278.8
    Reclassified from/(to) creditors          0.3             --         (97.7)          1.2         (96.2)
    Reclassified from debtors                  --             --          (1.3)           --          (1.3)
    Currency translation                    (20.9)            --          (9.6)         (1.5)        (32.0)
    Charge/(credit) for the year             15.4             --         515.0          (1.3)        529.1
    Payments                                (12.4)          (1.3)        (64.8)        (10.4)        (88.9)
                                     ------------  -------------  ------------  ------------  ------------
    At 31 December 1996                     142.1             --         440.6           6.8         589.5
                                     ============  =============  ============  ============  ============




Other provisions include leaving benefits which may become payable to employees in certain acquired companies and costs of environmental cleaning.

(20.)  CALLED UP SHARE CAPITAL


                                                                                                  ISSUED AND
                                                                                    AUTHORISED    FULLY PAID
                                                                                        NO. OF        NO. OF
                                                                                        SHARES        SHARES
                                                                                  ------------  ------------
    Ordinary shares of L1 each
    At 1 January 1996                                                              725,000,000   531,160,903
    Options exercised                                                                       --     1,042,262
                                                                                  ------------  ------------
    At 31 December 1996                                                            725,000,000   532,203,165
                                                                                  ============  ============

                                                                      EXECUTIVE      SAVINGS-
                                                                         NO. OF   RELATED NO.  TOTAL NO. OF
    SHARE OPTION SCHEMES                                                 SHARES     OF SHARES        SHARES
    --------------------                                           ------------  ------------  ------------
    At 1 January 1996                                                12,002,006     9,353,338    21,355,344
    Granted                                                             695,000     5,491,378     6,186,378
    Exercised                                                          (260,797)     (781,465)   (1,042,262)
    Lapsed                                                             (103,980)   (1,525,676)   (1,629,656)
                                                                   ------------  ------------  ------------
    At 31 December 1996                                              12,332,229    12,537,575    24,869,804
                                                                   ============  ============  ============

                                                                                     SAVINGS-
    SHARE OPTION SCHEMES                                              EXECUTIVE       RELATED         TOTAL
    --------------------                                           ------------  ------------  ------------
    Number of holders                                                       154         2,911
                                                                   ------------  ------------
    Latest dates exercisable range between                            1997/2006     1997/2003
    Exercisable at the following price per share
    101.7p                                                                   --     2,883,633     2,883,633
    111.4p                                                            1,847,345            --     1,847,345
    127.2p-147.8p                                                     1,005,230     6,453,393     7,458,623
    158.1p-172.1p                                                     4,891,153     2,342,484     7,233,637
    182.8p-199.8p                                                       754,346       858,065     1,612,411
    201.6p-226.2p                                                     3,834,155            --     3,834,155
                                                                   ------------  ------------  ------------
                                                                     12,332,229    12,537,575    24,869,804
                                                                   ============  ============  ============



The interests in the Company, of those who were directors at 31 December 1996, were as follows:


                                                                                                     ORDINARY
                                                                                                       SHARES
                                                                                                     31.12.96
                                                                                                 ------------
     Sir Colin Hope                                                                                   105,562
     M A Bell                                                                                          16,000
     R H Boissier                                                                                       2,488
     D G Carruthers                                                                                    67,414
     D A Harding                                                                                        5,000
     Sir Terence Harrison                                                                               5,000
     Professor F R Hartley                                                                              3,001
     P S Lewis                                                                                          1,000
     A C McWilliam                                                                                      2,326
     I F R Much                                                                                        34,168
     A J P Sabberwal                                                                                   67,370
     T A Welsh                                                                                          5,914
     Sir Geoffrey Whalen                                                                                4,654
                                                                                                 ------------
                                                                                                      319,897
                                                                                                 ============


No director has any beneficial interest in shares of any subsidiary.

(21.)  RESERVES


                                            SHARE                  ASSOCIATED      GOODWILL
                                          PREMIUM   REVALUATION  UNDERTAKINGS'    WRITE OFF    PROFIT AND
                                          ACCOUNT      RESERVES      RESERVES       RESERVE  LOSS ACCOUNT
                                     ------------  ------------  ------------  ------------  ------------
                                        pound         pound        pound           pound        pound
                                       sterling      sterling      sterling      sterling     sterling
                                          m             m             m              m           m
     At 1 January 1996                         --          29.3          12.9        (190.5)        165.3
     Currency translation on overseas
       assets                                  --          (1.7)         (5.9)           --         (58.1)
     Currency translation on net debt          --            --            --            --          42.6
     Transfer to profit and loss               --            --          (2.7)           --        (414.1)
     Realisation of revaluation
       surpluses                               --          (5.6)           --            --           5.6
     Premium on share issues                  0.2            --            --            --            --
     Goodwill arising on acquisitions          --            --            --          (0.3)           --
     Goodwill on disposals                     --            --            --           9.7            --
     Other movements                           --          (0.4)          0.7            --          (0.9)
                                     ------------  ------------  ------------  ------------  ------------
     At 31 December 1996                      0.2          21.6           5.0        (181.1)       (259.6)
                                     ============  ============  ============  ============  ============



Cumulative goodwill written off to Group reserves at 31 December 1996 totals pound sterling 248.3m, comprising pound sterling 181.1m shown above and pound sterling 67.2m written off to a merger reserve in earlier years.

Retained earnings of overseas subsidiaries and associated undertakings would be liable to tax if remitted as dividends to the United Kingdom.

(22.)  NOTES TO THE CASH FLOW STATEMENT


                                                                                                         1996
                                                                                                 ------------
                                                                                                    pound
                                                                                                   sterling
                                                                                                      m
(A)  RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING
     ACTIVITIES
     Operating loss                                                                                    (336.5)
     Share of profits of associated undertakings                                                        (11.1)
     Dividends received from associated undertakings                                                      6.8
     Depreciation                                                                                        98.3
     Loss on sale of tangible fixed assets                                                                2.5
     Decrease in stocks                                                                                  22.2
     Decrease in debtors                                                                                  1.0
     Decrease in creditors                                                                               (2.0)
     Decrease in provisions                                                                              (7.9)
     Other non cash movements                                                                            (1.0)
     Charge for asbestos-related costs                                                                  515.0
                                                                                                 ------------
     Cash inflow from operating activities before asbestos-related payments                             287.3
     Asbestos-related payments                                                                          (64.8)
                                                                                                 ------------
     Cash inflow from operating activities after asbestos-related payments                              222.5
                                                                                                 ============


(B)  RETURNS ON INVESTMENT AND SERVICING OF FINANCE

                                                                                                         1996
                                                                                                 ------------
                                                                                                     pound
                                                                                                   sterling
                                                                                                       m
     Interest received                                                                                    5.2
     Interest paid                                                                                      (35.4)
     Dividends paid to minorities                                                                        (1.2)
                                                                                                 ------------
                                                                                                        (31.4)
                                                                                                 ============

(C)  TAXATION

                                                                                                         1996
                                                                                                 ------------
                                                                                                     pound
                                                                                                   sterling
                                                                                                       m
     UK tax paid                                                                                         (9.3)
     Overseas tax paid                                                                                  (19.6)
                                                                                                 ------------
                                                                                                        (28.9)
                                                                                                 ============

(D)  CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT

                                                                                                         1996
                                                                                                 ------------
                                                                                                     pound
                                                                                                   sterling
                                                                                                       m
     Purchase of tangible fixed assets                                                                 (114.3)
     Disposal of tangible fixed assets                                                                    2.3
     Additions to trade and other investments (primarily Kolbenschmidt)                                 (13.6)
     Disposal of trade investments                                                                        0.1
                                                                                                 ------------
                                                                                                       (125.5)
                                                                                                 ============





                                                                                                         1996
                                                                                                 ------------
                                                                                                     pound
                                                                                                  sterling m
(E)  Acquisitions And Disposals
     Acquisitions (Note 23)                                                                              (8.5)
     Sale of discontinued operations (Note 2)                                                            74.8
     Additions to associated undertakings                                                                (7.0)
                                                                                                 ------------
                                                                                                         59.3
                                                                                                 ============
(F)  Management of Liquid Resources

                                                                                                         1996
                                                                                                 ------------
                                                                                                     pound
                                                                                                  sterling m
     Additions to current asset investments                                                              (4.4)
     Increases in short term investments                                                                 (1.8)
                                                                                                 ------------
                                                                                                         (6.2)
                                                                                                 ============

(G)  Financing

                                                                                                         1996
                                                                                                 ------------
                                                                                                     pound
                                                                                                  sterling m
     New loans                                                                                          176.7
     Repayment of loans                                                                                (206.8)
                                                                                                 ------------
     Cash outflow from decrease in debt and lease financing                                             (30.1)
     Issues of ordinary share capital                                                                     1.2
     Capital input by minorities                                                                          1.8
                                                                                                 ------------
                                                                                                        (27.1)
                                                                                                 ============
(H)  Acquired and Discontinued OPERATIONS



In 1996, acquired and discontinued operations had no significant impact on any of the cash flow categories, other than as disclosed in acquisitions and disposals (Note 22(e)) above.

(23.)  Acquisitions

On 12 July 1996 the Group acquired the trade, fixed assets and stock of the Cummins Engine Company's piston ring business in the United States. The consideration is contingent on the profits of the business during 1997 and therefore has not yet been finally determined. The maximum consideration of L6.5m has been provided in these accounts, this being the current best estimate of the amount which will be payable. There was no difference between the book value and fair value of the assets acquired. Accurate details of profits and losses prior to acquisition are not available because the business was part of a larger operating entity.



                                                                                                     pound
     ASSETS ACQUIRED                                                                              sterling m
     ----------------                                                                            ------------
     Fixed assets                                                                                         5.8
     Stocks                                                                                               0.4
                                                                                                 ------------
                                                                                                          6.2
     Goodwill                                                                                             0.3
                                                                                                 ------------
     CASH CONSIDERATION                                                                                   6.5
                                                                                                 ------------
     Cash paid for acquisitions
     Cash consideration                                                                                   6.5
     Consideration deferred                                                                              (3.7)
     Prior year deferred consideration paid (mainly Connoisseur)                                          5.7
                                                                                                 ------------
     Cash outflow on acquisitions                                                                         8.5
                                                                                                 ============


(24.)  Analysis of Movement in Net Debt

                                                                    EXCHANGE MOVEMENT ON
                                                                 --------------------------         AT 31
                                     AT 1 JANUARY                     OPENING   MOVEMENT IN      DECEMBER
                                             1996     CASH FLOW      BALANCES          YEAR          1996
                                     ------------  ------------  ------------  ------------  ------------
                                         pound         pound         pound        pound          pound
                                      sterling m    sterling m     sterling m   sterling m    sterling m
     Cash at bank and in hand                95.4          23.8         (10.3)          1.5         110.4
     Overdrafts                             (35.7)          7.0           5.2          (0.5)        (24.0)
                                     ------------  ------------  ------------  ------------  ------------
                                             59.7          30.8          (5.1)          1.0          86.4
                                     ------------  ------------  ------------  ------------  ------------
     Debt due within one year              (106.4)         24.0          30.0           0.7         (51.7)
     Debt due after one year               (273.9)          2.6          13.1           1.8        (256.4)
     Finance leases                         (10.3)          3.5           1.9          (0.4)         (5.3)
                                     ------------  ------------  ------------  ------------  ------------
                                           (390.6)         30.1          45.0           2.1        (313.4)
                                     ------------  ------------  ------------  ------------  ------------
     Short term deposits                     19.7           1.8          (0.3)         (0.1)         21.1
     Current asset investments                1.2           4.4            --            --           5.6
                                     ------------  ------------  ------------  ------------  ------------
                                             20.9           6.2          (0.3)         (0.1)         26.7
                                     ------------  ------------  ------------  ------------  ------------
     Net borrowings                        (310.0)         67.1          39.6           3.0        (200.3)
                                     ============  ============  ============  ============  ============


(25.)  Deferred Taxation



                                                                                                        AT 31
                                                                                                     DECEMBER
                                                                                                         1996
                                                                                                 ------------
                                                                                                     pound
                                                                                                  sterling m
     Asset recognised
     Asbestos-related costs                                                                              27.4
     Losses and other timing differences                                                                  3.0
                                                                                                 ------------
                                                                                                         30.4
                                                                                                 ============



No provision has been made for tax which would become payable on the amount by which assets have been revalued because there is no current intention to dispose of these assets.


                                                                                                        AT 31
                                                                                                     DECEMBER
                                                                                                         1996
                                                                                                 ------------
                                                                                                     pound
                                                                                                  sterling m
     Unprovided assets/(liabilities)
     Excess of book value over tax value of fixed assets                                                (63.4)
     Asbestos-related costs                                                                              52.0
     Losses and other timing differences                                                                (17.7)
                                                                                                 ------------
                                                                                                        (29.1)
                                                                                                  ===========



Provision for deferred taxation is only made to the extent that it is probable that an actual liability or asset will crystallise. Advance corporation tax of L56.5m is available for carry forward against future UK tax liabilities.

(26.)  Related Party Transactions

The T&N Group is related to all its associated undertakings because it exerts significant influence over them. During the year various transactions have occurred between the T&N Group and its associates including:

-- sales of goods and equipment to associated undertakings of pound sterling
   12.8m;

-- purchases of goods from associated undertakings of pound sterling 15.5m;

-- royalties received from associated undertakings of pound sterling 1.4m;

-- dividends received from associated undertakings of pound sterling 6.8m;

-- investments in associated undertakings as set out in Note 12.

Sales between associated undertakings totalled pound sterling 16.0m.

Trading balances with associated undertakings at 31 December 1996 are set out in Notes 14 and 16.

Entities which the T&N Group sold and acquired during the year, details of which are set out in Notes 2 and 23, are deemed to be related parties because the T&N Group exercised control over these whilst they were part of the T&N Group. Transactions during the year which are not eliminated on consolidation totalled L1.0m comprising mainly the provision of utilities to disposed businesses. All these transactions were entered into on arms length terms.

(27.)  Commitments and Contingent Liabilities

                                                                                                        AT 31
                                                                                                     DECEMBER
                                                                                                         1996
                                                                                                 ------------
                                                                                                     pound
                                                                                                  sterling m
     Future capital expenditure -- contracts placed                                                      12.6
                                                                                                 ============


     Operating leases -- payment commitments for 1997
     On leases of land and buildings expiring
     within one year                                                                                      1.0
     between two and five years                                                                           2.1
     in more than five years                                                                              2.1
                                                                                                 ------------
                                                                                                          5.2
                                                                                                 ============

     On leases of plant and machinery expiring
     within one year                                                                                      1.4
     between two and five years                                                                           7.0
     in more than five years                                                                              0.1
                                                                                                 ------------
                                                                                                          8.5
                                                                                                 ============


At 31 December 1996 the Company and its UK subsidiaries had contingent liabilities of pound sterling 64.3m in connection with guarantees relating to bank borrowings of certain overseas subsidiaries. The maximum potential liability under those guarantees is pound sterling 121.4m. Contingent liabilities also exist in respect of cross-guarantees given by the Company and its UK subsidiaries to support some of the Group's UK bank borrowings.

(28.)  Asbestos-related litigation*

In the United States of America, T&N plc and two of its US subsidiaries ("the T&N Companies") are among many defendants named in numerous court actions alleging personal injury resulting from exposure to asbestos or asbestos-containing products. T&N plc is also subject to asbestos-disease litigation, to a lesser extent, in the UK. Because of the slow onset of asbestos-related diseases, the directors anticipate that similar claims will be made in the future. It is not known how many such claims will be made nor the expenditure which may arise therefrom.

In previous years, there was insufficient information and insurance protection to enable an estimate of the outstanding cost of potential future asbestos-disease claims to be made with reasonable accuracy. Therefore, in accordance with Statement of Standard Accounting Practice No18, provision was made only for those claims notified and in respect of which payment was outstanding at each accounting date.

The directors have now been able, by payment of a premium of pound sterling 92m, to arrange a pound sterling 500m layer of insurance cover, should the aggregate amount of claims notified after 30 June 1996 where the exposure occurred prior to 1 July 1996 (IBNR claims) exceed pound sterling 690m.

IBNR CLAIMS

This, together with recent claims experience and medical information, has enabled the directors to determine an estimate of the cost of future claims with reasonable accuracy. The directors have made provision of pound sterling 550 million for IBNR claims at 30 June 1996 (being a point between the high (pound sterling 690m) and low (pound sterling 429m) estimates prepared by actuaries using assumptions referred to below). For the purpose of these accounts this provision is being made on a discounted basis, using a rate of 7%. The directors intend to set aside this provision in a separate fund, and the

--------------------------
*More recent information is contained in T&N's unaudited interim report for the six months to 30 June 1997 which is reproduced on pages 85 to 90 of this document.

provision of L323m allows a margin to enable this to be phased in accordance with the assumptions over a period of approximately 36 months. Tax relief is available on this provision when payments are made.

CLAIMS NOTIFIED AND OUTSTANDING AT 30 JUNE 1996

As regards claims notified and outstanding at 30 June 1996 in the UK, full provision is made in respect of such claims.

As regards claims notified and outstanding at 30 June 1996 in the US, provision continues to be made based on data provided by the Center for Claims Resolution
(CCR), whom T&N has appointed as its exclusive representative in relation to all asbestos-related personal injury claims made against the T&N Companies in the United States. In estimating the provision, the directors have had regard principally to the industry in which the plaintiff claims exposure, the alleged disease type, the State in which the action is being brought and the share which will be applicable to the T&N Companies having regard to the agreed method of operation of the CCR. Such shares may in certain circumstances be subject to retroactive adjustment. Even where settlement has already been agreed in principle with plaintiffs' lawyers in respect of a group of cases, the actual cost of each claim to the T&N Companies may not be determined until it is finally processed and paid sometime in the future.

CONTINGENT LIABILITY

Accordingly, although the directors believe that they have made appropriate provision for claims, because of the factors described in this note, there are contingencies in relation to the amount at which such claims will be finally settled.

Given the substantial layer of insurance cover, one contingency in relation to IBNR claims concerns claims exceeding the amount provided, but below the level of insurance cover. This amounts to L140m gross, and L58m when discounted. The directors also recognise the importance of setting up a separate fund in accordance with the assumptions used in arriving at the discounted provision.

In arriving at the IBNR provision, assumptions have been made regarding the total number of claims which it is anticipated may be received in the future, the average cost of settlement (which is sensitive to the industry in which the plaintiff claims exposure, the alleged disease type and the State in which the action is being brought), the rate of receipt of claims and the timing of settlement and the level of subrogation claims brought by insurance companies. In addition it has been assumed that the terms of the Georgine Settlement will not apply (even though the directors have received legal advice that this will not necessarily be the case). If the Georgine Settlement continues in force for some time, whether or not it is ultimately upheld by the Courts of the United States, the present value of the potential liability for US IBNR claims should reduce.

So far as relates to claims reported at 30 June 1996, T&N is primarily exposed to differences between the assumptions referred to above and the actual claims settlement experience as it emerges.

US PROPERTY DAMAGE LITIGATION

Following the successful jury verdict in the Chase Manhattan property damage case in December 1995, judgement was entered in the Company's favour on all counts during the year. Motions have been filed with the Court by The Chase Manhattan Bank, seeking a new trial and appealing against the decision in the Company's favour. The Company has received legal advice that such motions stand no realistic prospect of success. Full provision has been made in respect of the anticipated legal costs which may be incurred in relation to the Chase Manhattan case, and for the other eight remaining property claims.

7. INTERIM RESULTS OF T&N

The following is the text of the interim report containing T&N's results for the six months to 30 June 1997 which were announced on 18 August 1997.

The figures below do not comprise statutory accounts. The figures for the year ended 31 December 1996 are extracted from the full Group accounts which have been filed with the Registrar of Companies. The figures for the six months ended 30 June 1996 and 30 June 1997 are unaudited.

"CHAIRMAN'S STATEMENT

Profit before tax on an FRS3 basis rose to pound sterling 114.7m in the six months to 30 June 1997 compared with pound sterling 58.1m in the first half of the previous year. Exceptional profits contributed pound sterling 29.4m to the improvement and there was no charge for asbestos-related costs (1996: pound sterling 25m). On an underlying basis, profit before tax was virtually unchanged from the previous year despite the adverse effects of exchange translation. Operating margins rose by a full percentage point to 10.6%. Cash generation was strong.

TRADING

Sales of continuing operations were pound sterling 908m, pound sterling
49m below the previous year after adverse exchange translation effects of pound sterling 84m. At constant exchange rates and excluding acquisitions, which contributed pound sterling 3m, sales grew by 4%. Operating profits on continuing businesses reached pound sterling 95.8m, up pound sterling 4.2m after adverse exchange translation effects of pound sterling 5.9m. Rationalisation costs charged against operating profit totalled pound sterling 9.9m compared with pound sterling 9.2m the previous year as the Group continued its productivity improvement programmes. Margins rose from 9.6% to 10.6% with all Product Groups showing an improvement.

Bearings, Sealing Products and Composites & Camshafts were particularly strong while Pistons and Friction confirmed their recovery programmes were on track. Metal Leve, acquired in June, has made an encouraging start. In general, volumes in north America were strong; in Europe volumes were little changed. Total sales, including discontinued activities, were pound sterling 932m (1996: pound sterling 1,051m) and operating profit pound sterling 98.7m (1996: pound sterling 100.2m).

The effect of exchange rate movements in the period was felt principally on the translation of overseas earnings. Compared with the first six months of the previous year, sterling strengthened by about 18% against the continental currencies and 7% against the dollar, reducing sales and operating profits of continuing businesses as mentioned above. Transaction effects were, however, relatively minor in the period. The Group's policy of manufacturing in the same geographical area as the customer confined the effect, in the main, to exports from the UK to Continental Europe amounting to less than 10% of Group sales. While some areas of activity experienced pressure on prices, in general the strong market position and technology base of the Product Groups enabled volumes to be maintained at satisfactory margins.

Profit before tax in the period benefited from two exceptional credits.
Profit from the disposal of non-core businesses, principally the Flexitallic industrial sealing activity sold in April, totalled pound sterling 15.9m after goodwill clawback of pound sterling 1.8m. The results also include pound sterling 13.5m from the sale of options over 24.9% of the equity in Kolbenschmidt AG received under the terms of a profit sharing arrangement with Commerzbank. The Group has negotiated matching call and put options over the remaining 24.9% of Kolbenschmidt equity with exercise dates up to December 1999. If exercised at the end of this period these options would generate a profit, net of holding costs, of approximately pound sterling 24m at current exchange rates largely recouping the costs incurred to date. The Group welcomes the steps being taken by Rheinmetall AG to merge their Pierburg subsidiary with Kolbenschmidt. An additional profit of pound sterling 5.0m from the sale of the Tenmat activity sold on 4 August has not been included in the half year accounts though the business has been treated as a discontinued activity.

Asbestos-related costs arising in the period were charged to provisions set up in the 1996 accounts.

Net interest charges fell in the period from pound sterling 15.2m to pound sterling 13.4m partly because of favourable exchange rate effects but also because of strong cash generation. Interest cover before exceptional credits was
7.4 times (1996: 6.6 times). Taxation accounted for pound sterling 38.4m, an effective rate of 33%, compared with pound sterling 20.3m (35%) in the first half of 1996. After minority interests of pound sterling 2.4m, profit attributable to T&N shareholders rose by pound sterling 39.3m to pound sterling 73.9m. Earnings per share rose to 13.9p compared with 6.5p the previous year. Excluding the effect of exceptional gains, earnings per share were 10.2p. The special dividend in lieu of the 1996 final was paid in July. The Board has decided to increase the interim dividend by 7% from 3.0p to 3.2p. This will be paid on 14 November 1997 to shareholders on the register on 12 September 1997. A Scrip Alternative will be offered.

The results include a pension credit arising under SSAP24 of pound sterling 2.9m (1996: pound sterling 2.5m). The Group is currently discussing with its advisers the impact of recent Budget changes on the pension credit but at this stage does not expect the effect to be material this year.

CASH

Cash generation continued to receive high priority in the period and cash generated by operating activities increased from pound sterling 94.9m to pound sterling 102.9m. Inventories at the end of the reporting period were pound sterling 239.2m compared to pound sterling 292.8m twelve months earlier. Adjusting for disposals and the effect of exchange rates, inventories on a like for like basis fell by about 8% over the twelve months.

Asbestos-related payments in the period comprised pound sterling 92m paid in January in respect of the insurance premium charged in the 1996 accounts, and pound sterling 34.3m of ongoing payments, down from pound sterling 40.8m the previous year. The cash outflow on taxation was also down, from pound sterling 11.7m to pound sterling 8.5m. Capital expenditure totalled pound sterling 41.9m compared with pound sterling 53.7m so that net cash flow (excluding the insurance premium) before acquisitions, disposals and financing improved from an outflow of (pound sterling 32.2m) to an inflow of pound sterling 5.3m.

Acquisitions, principally Metal Leve acquired in June, totalled pound sterling 33.0m. Disposals generated pound sterling 52.6m. Additional receipts totalling pound sterling 17m due from the sale in 1996 of the Group's Zimbabwean construction activity have been delayed owing to operational difficulties in the mining operations. The Group is receiving interest on the delayed payments which have been treated as a receivable. The proceeds of the disposals have been transferred to the asbestos claims fund which is shown separately in the balance sheet. With the disposal of Tenmat mentioned above, the Group currently has around pound sterling 70m in the asbestos fund. The Group will be appointing external fund managers to advise on the investment of the fund in the next few months.

After favourable exchange effects of pound sterling 10.6m, bank borrowings at the close of the period were pound sterling 307.6m compared with pound sterling 312.7m a year earlier. With pound sterling 51.2m in the asbestos claims fund, net debt was pound sterling 256.4m (June 1996: pound sterling 312.7m).

ASBESTOS

The measures announced last year, to take a significant provision in respect of the estimated present value of possible future asbestos-related disease claims against the Group, and to purchase a substantial (pound sterling
500m) layer of insurance as additional cover, protect the Company against the decision of the US Supreme Court not to preserve the Georgine settlement. The procedures established by the settlement, which sought to resolve claims through an efficient administrative system rather than through the Courts, thus came to an end on 21 July 1997. The Company, working with the other members of the Center for Claims Resolution, will continue its efforts to achieve the essential aim of the Georgine settlement.

Following the successful jury verdict in the Chase Manhattan property damage case in December 1995, Chase lodged various motions with the Court seeking a new trial. Such motions were defeated. Chase has now submitted an appeal against the jury's verdict. The Company has received legal advice that the appeal stands no realistic prospect of success.

Further progress has been made in reducing the number of other property damage claims, and only four of such cases now remain pending. The Company's potential liability in respect of such cases has been fully provided for. In the United Kingdom, the claims processing and administration procedures continue to operate well.

PROSPECTS

Continued strong cash generation and operating margins back to 10.6%, even after charging substantial rationalisation costs, provide a sound basis for improvement to the Group's performance in the future. The strength of sterling is obviously an issue, but our strong market position, geographical spread and investment in technology is limiting the overall effect on the Group. The decision to increase the dividend reflects our confidence.

SIR COLIN HOPE
CHAIRMAN

GROUP PROFIT AND LOSS ACCOUNT



                                                                             SIX MONTHS    SIX MONTHS    YEAR ENDED
                                                                               ENDED         ENDED      31 DECEMBER
                                                                  NOTE     30 JUNE 1997  30 JUNE 1996          1996
                                                                ---------  ------------  ------------   -----------
                                                                 pound         pound        pound         pound
                                                                sterling     sterling     sterling       sterling
                                                                   m             m           m              m
TURNOVER
Turnover including share of associated undertakings                                 977         1,098         2,038
Associated undertakings                                                             (45)          (47)          (82)
                                                                           ------------  ------------  ------------
Turnover excluding associated undertakings                              1           932         1,051         1,956
                                                                           ------------  ------------  ------------
OPERATING PROFIT                                                      1&2          98.7         100.2         178.5
Asbestos-related costs                                                               --         (25.0)       (515.0)
Profit/(loss) on disposals                                              3          15.9           0.8          (1.6)
Kolbenschmidt option profit/(costs)                                     4          13.5          (2.7)        (23.4)
                                                                           ------------  ------------  ------------
PROFIT/(LOSS) ON ORDINARY ACTIVITIES BEFORE INTEREST                              128.1          73.3        (361.5)
Net interest payable                                                              (13.4)        (15.2)        (26.8)
                                                                           ------------  ------------  ------------
PROFIT/(LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION                              114.7          58.1        (388.3)
Taxation                                                                5         (38.4)        (20.3)         (8.0)
                                                                           ------------  ------------  ------------
PROFIT/(LOSS) ON ORDINARY ACTIVITIES AFTER TAXATION                                76.3          37.8        (396.3)
Minority interests                                                                 (2.4)         (3.2)         (4.5)
                                                                           ------------  ------------  ------------
Profit/(loss) attributable to shareholders                                         73.9          34.6        (400.8)
Dividends                                                                         (33.0)        (15.9)        (16.0)
                                                                           ------------  ------------  ------------
Transfer to/(from) reserves                                                        40.9          18.7        (416.8)
                                                                           ------------  ------------  ------------
Earnings per 40p share (net)                                            7          13.9p          6.5p        (75.4p)
Dividends per 40p share                                                 8           6.2p          3.0p          3.0p
                                                                           ============  ============  ============

GROUP BALANCE SHEET


                                                                             SIX MONTHS    SIX MONTHS    YEAR ENDED
                                                                               ENDED         ENDED      31 DECEMBER
                                                                  NOTE     30 JUNE 1997  30 JUNE 1996          1996
                                                                ---------  ------------  ------------  ------------
                                                                 pound         pound        pound         pound
                                                                sterling     sterling     sterling       sterling
                                                                   m             m           m              m
Tangible fixed assets and investments                                             726.3         775.1
756.7
                                                                           ------------  ------------  ------------
Stocks                                                                            239.2         292.8         247.6
Debtors                                                                           460.3         523.7         416.9
Creditors                                                                        (404.0)       (398.7)       (484.4)
                                                                           ------------  ------------  ------------
Operating working capital                                                         295.5         417.8         180.1
                                                                           ------------  ------------  ------------
OPERATING ASSETS                                                                1,021.8       1,192.9         936.8
                                                                           ------------  ------------  ------------
Dividends and ACT payable                                                         (41.3)        (39.8)         (4.0)
Provisions for liabilities and charges                                  6        (554.7)       (249.8)       (589.5)
                                                                           ------------  ------------  ------------
ASSETS EMPLOYED                                                                   425.8         903.3         343.3
                                                                           ------------  ------------  ------------
Share capital                                                           7         213.0         531.5         532.2
Reserves                                                                          (70.8)         34.6        (413.9)
                                                                           ------------  ------------  ------------
Shareholders' funds                                                               142.2         566.1         118.3
Minority interests                                                                 27.2          24.5          24.7
                                                                           ------------  ------------  ------------
EQUITY                                                                            169.4         590.6         143.0
                                                                           ------------  ------------  ------------
Other borrowings                                                                  307.6         312.7         200.3
Asbestos fund                                                                     (51.2)           --            --
                                                                           ------------  ------------  ------------
Net borrowings                                                                    256.4         312.7         200.3
                                                                           ------------  ------------  ------------
CAPITAL EMPLOYED                                                                  425.8         903.3         343.3
                                                                           ============  ============  ============


GROUP NET DEBT MOVEMENT



                                                                                SIX MONTHS         SIX MONTHS       YEAR ENDED
                                                                                     ENDED              ENDED      31 DECEMBER
                                                                  NOTE        30 JUNE 1997       30 JUNE 1996             1996
                                                                ---------    ------------        ------------     ------------
                                                                                pound                pound            pound
                                                                              sterling            sterling          sterling
                                                                                 m                    m                 m
OPERATING PROFIT/(LOSS)                                                            98.7                 75.2          (336.5)
Depreciation                                                                       49.2                 51.6            98.3
Operating working capital                                                         (45.0)               (53.2)           21.2
Asbestos-related costs                                                               --                 25.0           515.0
Provisions etc.                                                                      --                 (3.7)          (10.7)
                                                                           ------------            ---------    ------------
CASH INFLOW FROM OPERATING ACTIVITIES                                             102.9                 94.9           287.3
Asbestos-related payments -- claims and costs                                     (34.3)               (40.8)          (64.8)
                          -- insurance premium                                    (92.0)                  --              --
                                                                           ------------            ---------    ------------
NET CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES                               (23.4)                54.1           222.5
Returns on investment and servicing of finance                                    (11.7)               (18.2)          (31.4)
Taxation                                                                           (8.5)               (11.7)          (28.9)
                                                                           ------------            ---------    ------------
CASH (OUTFLOW)/INFLOW BEFORE INVESTING ACTIVITIES AND
  FINANCING                                                                       (43.6)                24.2           162.2
Capital expenditure                                                               (41.9)               (53.7)         (114.3)
Other                                                                              (1.2)                (2.7)          (11.2)
                                                                           ------------            ---------    ------------
NET CASH (OUTFLOW)/INFLOW BEFORE ACQUISITIONS, DISPOSALS AND
  FINANCING                                                                       (86.7)               (32.2)          36.7
Acquisitions                                                            3         (33.0)                (9.6)         (15.5)
Disposals                                                               3          52.6                 26.2           74.8
Equity dividends paid                                                                --                   --          (31.9)
Share issues                                                                        0.4                  0.9            3.0
                                                                           ------------            ---------   ------------
                                                                                  (66.7)               (14.7)          67.1
Currency translation                                                               10.6                 12.0           42.6
                                                                           ------------            ---------   ------------
Net debt change                                                                   (56.1)                (2.7)         109.7
                                                                           ============            =========   ============



GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES



                                                                                        SIX MONTHS    SIX MONTHS
                                                                                          ENDED         ENDED
                                                                                      30 JUNE 1997  30 JUNE 1996
                                                                                      ------------  ------------
                                                                                         pound        pound
                                                                                       sterling      sterling
                                                                                           m             m
Profit attributable to shareholders                                                           73.9          34.6
Other recognised gains and losses:
Currency translation differences on foreign currency net investments                          (7.6)         (9.0)
Other                                                                                          0.9           0.3
                                                                                      ------------  ------------
                                                                                              (6.7)         (8.7)
                                                                                      ------------  ------------
Total recognised gains and losses relating to the period                                      67.2          25.9
                                                                                      ============  ============



RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' FUNDS


                                                                                        SIX MONTHS    SIX MONTHS
                                                                                          ENDED         ENDED
                                                                                      30 JUNE 1997  30 JUNE 1996
                                                                                      ------------  ------------
                                                                                         pound         pound
                                                                                        sterling      sterling
                                                                                            m            m
Profit attributable to shareholders                                                           73.9          34.6
Dividends                                                                                    (33.0)        (15.9)
                                                                                      ------------  ------------
Transfer to reserves                                                                          40.9          18.7
Other recognised gains and losses (as above)                                                  (6.7)         (8.7)
New share capital subscribed                                                                   0.2           0.5
Goodwill charged on disposal                                                                   1.8           7.7
Goodwill on acquisition                                                                      (12.3)         (0.3)
                                                                                      ------------  ------------
Net change                                                                                    23.9          17.9
Shareholders' funds at 31 December 1996/1995                                                 118.3         548.2
                                                                                      ------------  ------------
Shareholders' funds at 30 June 1997/1996                                                     142.2         566.1
                                                                                      ============  ============




NOTES TO THE ACCOUNTS


                                                    TURNOVER                              OPERATING PROFIT
                                      ----------------------------------------  ----------------------------------------
                                      SIX MONTHS    SIX MONTHS    YEAR ENDED    SIX MONTHS    SIX MONTHS    YEAR ENDED
                                        ENDED 30      ENDED 30   31 DECEMBER      ENDED 30      ENDED 30   31 DECEMBER
                                       JUNE 1997     JUNE 1996          1996     JUNE 1997     JUNE 1996          1996
                                    ------------  ------------  ------------  ------------  ------------    ------------
                                       pound         pound         pound         pound         pound            pound
                                     sterling      sterling      sterling       sterling      sterling        sterling
                                         m             m            m              m             m               m
1.   PRODUCT GROUPINGS
     Bearings                                167           175           333          25.0          23.7        44.7
     Sealing Products                        101           115           216          10.7          10.3        16.2
     Friction Products                       159           170           320          11.3          11.3        16.5
     Piston Products                         287           301           574          24.5          23.1        41.4
     Composites and Camshafts                194           196           381          24.3          23.2        45.6
                                    ------------  ------------  ------------  ------------  ------------   ---------
     Continuing operations*                  908           957         1,824          95.8          91.6       164.4
     Discontinued operations                  24            94           132           2.9           8.6        14.1
                                    ------------  ------------  ------------  ------------  ------------   ---------
     Total                                   932         1,051         1,956          98.7         100.2       178.5
                                    ------------  ------------  ------------  ------------  ------------   ---------
     *Including acquisitions                   3            --            --           0.4            --          --

     GEOGRAPHICAL -- BY ORIGIN
     UK                                      227           219           431          27.4          28.1        56.2
     Mainland Europe                         337           392           725          34.1          27.2        45.9
     North America                           283           281           537          31.4          30.9        54.1
     South Africa                             53            56           111           3.1           4.3         8.0
     Other countries                           8             9            20          (0.2)          1.1         0.2
                                    ------------  ------------  ------------  ------------  ------------   ---------
     Continuing operations                   908           957         1,824          95.8          91.6       164.4
     Discontinued operations                  24            94           132           2.9           8.6        14.1
                                    ------------  ------------  ------------  ------------  ------------   ---------
     Total                                   932         1,051         1,956          98.7         100.2       178.5
                                    ------------  ------------  ------------  ------------  ------------   ---------
     GEOGRAPHICAL -- BY DESTINATION
     UK                                      148           145           281
     Mainland Europe                         375           425           785
     North America                           284           282           551
     South Africa                             44            48            92
     Other countries                          57            57           115
                                    ------------  ------------  ------------
     Continuing operations                   908           957         1,824
     Discontinued operations                  24            94           132
                                    ------------  ------------  ------------
     Total                                   932         1,051         1,956
                                    ============  ============  ============



                                                                         SIX MONTHS    SIX MONTHS    YEAR ENDED
                                                                           ENDED 30      ENDED 30   31 DECEMBER
                                                                          JUNE 1997     JUNE 1996          1996
                                                                       ------------  ------------  ------------
                                                                           pound         pound            pound
                                                                         sterling      sterling        sterling
                                                                             m             m               m
2.   ASSOCIATED UNDERTAKINGS
     Share of turnover                                                         45.0          47.0          82.0
                                                                       ------------  ------------  ------------
     Share of profits before taxation                                           6.2           7.4          11.1
                                                                       ============  ============  ============


3.   ACQUISITIONS AND DISCONTINUED OPERATIONS

     On 16 June 1997 the Group acquired Metal Leve Inc, a manufacturer of articulated pistons, based in Michigan, USA. On 27 February 1997 the Group acquired Michigan Stamping Corporation, which manufactures heat shields and is also based in Michigan, USA. The goodwill figures included in these accounts in respect of acquisitions are preliminary and may be subject to amendment. Disposals during the period comprised the Flexitallic Sealing businesses with effect from 10 April 1997, the Ferodo Caernarfon business with effect from 3 May 1997 and Kafue Fisheries on 26 June 1997. On 4 August 1997 the Tenmat businesses were sold. The profit on disposal is not included in these accounts. The trading results of the Tenmat businesses are included in discontinued operations.

4.   OPTIONS OVER SHARES IN KOLBENSCHMIDT AG ('KS')

     At 31 December 1996 the Company held options to acquire 6,727,260 shares in KS, representing 24.99% of the issued share capital of KS. These arrangements expire on 5 September 1997. The option price is DM 17 per share and the consideration payable on exercise of the options would be DM 114.4m (pound sterling 37.6m). On 28 May 1997 the Company announced that it had entered into option arrangements to sell 6,727,260 shares in KS at a price of DM 30 per share. The revenue receivable on exercise of these options would be DM 201.8m (pound sterling 66.4m). These arrangements expire on 15 December 1999. In addition, arrangements have been entered into to extend to 15 December 1999 the existing options to acquire KS shares. Both these new option arrangements are conditional on the proposed merger between KS and Pierburg AG, Rheinmetall AG's automotive subsidiary, taking place. The costs of these new arrangements (pound sterling 6.2m) have been included in investments. In December 1996 option arrangements with Commerzbank AG over a further 6,727,260 shares in KS expired. Commerzbank AG subsequently sold the shares subject to the arrangements and, under the terms of the agreement, the Company received part of the proceeds. This gain of (pound sterling 13.5m has been recognised as a profit.

     The exceptional credit/(charge) relates to continuing operations and comprises:


                                                                     SIX MONTHS    SIX MONTHS    YEAR ENDED
                                                                       ENDED 30      ENDED 30   31 DECEMBER
                                                                      JUNE 1997     JUNE 1996          1996
                                                                   ------------  ------------  ------------
                                                                  pound sterling pound sterling pound sterling
                                                                        m              m             m
Received from Commerzbank on sale of shares                                13.5            --            --
Payable on lapse of options with Commerzbank                                 --            --         (10.0)
Transfer of options to Metallbank                                            --            --          (8.5)
Other holding costs                                                          --          (2.7)         (4.9)
                                                                   ------------  ------------  ------------
                                                                           13.5          (2.7)        (23.4)
                                                                   ============  ============  ============

5.  TAXATION (CHARGE)/CREDIT

                                                                     SIX MONTHS    SIX MONTHS    YEAR ENDED
                                                                       ENDED 30      ENDED 30   31 DECEMBER
                                                                      JUNE 1997     JUNE 1996          1996
                                                                   ------------  ------------  ------------
                                                                  pound sterling pound sterling pound sterling
    UK                                                                     (8.2)         (5.1)          3.1
    Overseas                                                              (26.8)        (11.6)         (4.1)
    Associated undertakings                                                (3.4)         (3.6)         (7.0)
                                                                   ------------  ------------  ------------
                                                                          (38.4)        (20.3)         (8.0)
                                                                   ============  ============  ============

6.  PROVISIONS FOR LIABILITIES AND CHARGES

    Retirement benefits                                                  (137.1)       (156.3)       (142.1)
    Asbestos-related                                                     (412.3)        (81.2)       (440.6)
    Other                                                                  (5.3)        (12.3)         (6.8)
                                                                   ------------  ------------  ------------
                                                                         (554.7)       (249.8)       (589.5)
                                                                   ============  ============  ============

7.  SHARE CAPITAL

                                                                                 SIX MONTHS ENDED 30 JUNE
                                                                                --------------------------
                                                                                        1997
                                                                                      NUMBER          1997
                                                                                ------------  ------------
                                                                                         (m)  pound sterling
                                                                                                     m
    At 1 January 1997                                                                   532.2         532.2
    Capital reduction                                                                      --        (319.4)
    Shares issued                                                                         0.3           0.2
                                                                                 ------------  ------------
    At 30 June 1997                                                                     532.5         213.0
                                                                                 ------------  ------------
    Average number of shares in issue:
    Six months ended 30 June 1997                                                       532.3
    Six months ended 30 June 1996                                                       531.4
                                                                                 ============


    A capital reduction was approved by the Court on 29 January 1997 and took effect on 30 January 1997. In accordance with the terms of the capital reduction, the nominal value of authorised and issued shares was reduced from pound sterling 1.00 to 40p. The reduction in share capital of pound sterling 319.4m is transferred to other reserves and has no impact on shareholders' funds.

8.  DIVIDENDS

    The 1997 dividends of 6.2p per share include an interim dividend of 3.2p per share and a further 3.0p per share as a 'first interim' dividend in lieu of a 1996 final dividend.

9.  ACCOUNTING POLICIES

    There has been no change in accounting policies in the six month period ended 30 June 1997. The accounting policies are as disclosed in the accounts for the year ended 31 December 1996."

                                 APPENDIX IV
                            ADDITIONAL INFORMATION

1.  RESPONSIBILITY

(a) The directors of Federal-Mogul whose names are set out in paragraph 2(a) below and the directors of the Offeror, whose names are set out in paragraph 2(b) below, accept responsibility for the information contained in this document, other than the information contained in this document relating to T&N, the directors of T&N and their immediate families and persons connected with the directors of T&N. To the best of the knowledge and belief of such directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

(b) The directors of T&N, whose names are set out in paragraph 2(c) below, accept responsibility for the information contained in this document relating to T&N, the directors of T&N and their immediate families and persons connected with the directors of T&N. To the best of the knowledge and belief of the directors of T&N (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.  DIRECTORS AND THE OFFEROR

(A) DIRECTORS OF FEDERAL-MOGUL

The directors of Federal-Mogul are as follows:


NAME                                                                                        POSITION
----                                                                           -----------------------------------
Richard A. Snell                                                                Chairman, Chief Executive Officer
                                                                                          and President
John J. Fannon                                                                              Director
Roderick M. Hills                                                                           Director
Antonio Madero                                                                              Director
Robert S. Miller Jr.                                                                        Director
John C. Pope                                                                                Director
H. Michael Sekyra                                                                           Director

(B) DIRECTORS OF THE OFFEROR

The names of the directors of the Offeror are as follows:

NAME                                                                                        POSITION
----                                                                           -----------------------------------
Richard A. Snell                                                                            Director
Thomas A. Ryan                                                                              Director
Alan Johnson                                                                                Director

(C) DIRECTORS OF T&N

The names of the directors of T&N and the positions they hold are as follows:

NAME                                                                                        POSITION
----                                                                           -----------------------------------
Sir Colin Hope                                                                              Chairman
Ian F.R. Much                                                                            Chief Executive
David A. Harding                                                                        Finance Director
Robert G. Beeston                                                                    Non-Executive Director
Roger H. Boissier                                                                    Non-Executive Director
Sir Terence Harrison                                                                 Non-Executive Director
Professor Frank R. Hartley                                                           Non-Executive Director
Paul S. Lewis                                                                        Non-Executive Director
Alister C. McWilliam                                                                   Executive Director
T. Allan Welsh                                                                         Executive Director
Sir Geoffrey Whalen                                                                  Non-Executive Director



(D) INFORMATION ON THE OFFEROR

Federal-Mogul Global Growth Limited is a wholly owned indirect subsidiary of Federal-Mogul and has its registered office at Malvern Drive, Ty-Glas Industrial Estate, Llanishen, Cardiff, Wales CF4 5WW. It was incorporated in England and Wales under the Companies Act 1985 as a private limited company on 23 October 1997. Federal-Mogul Global Growth Limited's authorised share capital is 1000 ordinary shares of L1 nominal value each of which 100 ordinary shares have been issued and fully paid. Federal-Mogul Global Growth Limited is a holding and investment company in the Federal-Mogul Group and has been specially formed to make the Offer. Federal-Mogul Global Growth Limited has not traded since its date of incorporation and no accounts of Federal-Mogul Global Growth Limited have been prepared. The immediate holding company of Federal-Mogul Global Growth Limited is F-M UK Holding Limited which is wholly-owned by Federal-Mogul. Two investors have a stake in Federal-Mogul above 5%: Capital Group (11.9%) and Janus Capital (11.9%).

3.  SHAREHOLDINGS AND DEALINGS

For the purposes of this paragraph 3, "disclosure period" means the period commencing on 26 September 1996 (being the date 12 months prior to the commencement of the Offer period) and ending at the close of business on 11 November 1997 (being the latest practicable date prior to the posting of this document).

(A) HOLDINGS

    (i) At the close of business on 11 November 1997 (being the latest practicable date prior to the posting of this document), the directors of T&N were interested in the following T&N Ordinary Shares:


                                                                                  NUMBER OF
                 DIRECTOR                                                    T&N ORDINARY SHARES
        ---------------------------------------                             ---------------------
        Sir Colin Hope                                                              107,774
        Ian Much                                                                     34,952
        David Harding                                                                 5,104
        Alister McWilliam                                                             2,375
        Allan Welsh                                                                  19,445
        Robert Beeston                                                               10,000
        Roger Boissier                                                                2,595
        Sir Terence Harrison                                                         10,000
        Professor Hartley                                                             3,131
        Paul Lewis                                                                    1,000
        Sir Geoffrey Whalen                                                           4,856


   (ii) At the close of business on 11 November 1997 (being the last practicable date prior to the posting of this document), the directors of T&N had the following options over T&N Ordinary Shares:


                                                                                                     EXERCISE
                                                              NORMAL EXERCISE      NUMBER OF T&N       PRICE
       NAME                         SCHEME                        PERIOD          ORDINARY SHARES    PER SHARE
-------------------  ------------------------------------  ---------------------  ---------------  -------------
Sir Colin Hope       T&N UK Share Option Scheme and 1995   11.4.91-10.4.98              55,796          159.5p
                       Executive Share Option Scheme       18.4.92-17.4.99              55,796          184.6p
                                                           10.4.93-9.4.00               86,084          147.8p
                                                           11.4.94-10.4.01             107,606          171.9p
                                                           19.3.95-18.3.02              94,112          111.4p
                                                           12.4.97-11.4.04              50,833          226.2p
                                                           1.2.00-31.7.00                8,145          119.7p

Ian Much             T&N UK Share Option Scheme and 1995   11.4.94-10.4.01              80,704          171.9p
                       Executive Share Option Scheme       19.3.95-18.3.02              78,427          111.4p
                                                           15.4.96-14.4.03              20,913          172.1p
                                                           12.4.97-11.4.04              25,416          226.2p
                                                           10.5.98-9.5.05              100,000          159.0p
                                                           2.9.00-1.9.07               150,000          157.5p

                     T&N UK Savings-Related Share Option   1.7.98-31.12.98               2,846          158.1p
                       Scheme                              1.7.00-31.12.00               4,924          158.4p
                                                           1.7.00-31.12.00               5,077          135.9p
                                                           1.7.01-31.12.01               2,215          155.7p


                                                                                                     EXERCISE
                                                              NORMAL EXERCISE      NUMBER OF T&N       PRICE
       NAME                         SCHEME                        PERIOD          ORDINARY SHARES    PER SHARE
-------------------  ------------------------------------  ---------------------  ---------------  -------------
David Harding        T&N 1995 Executive Share Option       10.5.98-9.5.05              100,000          159.0p
                       Scheme                              6.9.99-5.9.06                50,000          137.0p
                                                           2.9.00-1.9.07               200,000          157.5p

Alister McWilliam    T&N UK Share Option Scheme and 1995   11.4.91-10.4.98              16,739          159.5p
                       Executive Share Option Scheme       18.4.92-17.4.99              22,318          184.5p
                                                           10.4.93-9.4.00               21,521          147.7p
                                                           11.4.94-10.4.01              43,043          171.9p
                                                           19.3.95-18.3.02              29,279          111.4p
                                                           15.4.96-14.4.03              15,685          172.1p
                                                           12.4.97-11.4.04              25,416          226.2p
                                                           6.10.97-5.10.04              10,166          207.5p
                                                           10.5.98-9.5.05               50,000          159.0p
                                                           2.10.99-1.10.06              20,000          134.5p
                                                           2.9.00-1.9.07                90,000          157.5p

                     T&N Savings-Related Share Option      1.7.00-31.12.00
                       Scheme
                                                                                         7,174          135.9p

Allan Welsh          T&N UK Share Option Scheme and 1995   11.4.94-10.4.01              43,043          171.9p
                       Executive Share Option Scheme       19.3.95-18.3.02              41,827          111.4p
                                                           15.4.96-14.4.03              15,685          172.1p
                                                           12.4.97-11.4.04              25,416          226.2p
                                                           10.5.98-9.5.05               50,000          159.0p
                                                           2.10.99-1.10.06              20,000          134.5p
                                                           2.9.00-1.9.07               125,000          157.5p

                     T&N Savings-Related Share Option      1.7.00-31.12.00               1,015          135.9p
                       Scheme                              1.2.02-31.7.02                2,882          119.7p

                                                           1.2.03-31.7.03                8,192          151.6p

   (iii) The following irrevocable undertakings to accept the Offer have been given by the directors of T&N in respect of the following numbers of relevant securities:


                              NAME                                 NUMBER OF T&N ORDINARY SHARES
                   -------------------------                      -------------------------------
Sir Colin Hope                                                                 107,774
Ian Much                                                                        34,952
David Harding                                                                    5,104
Alister McWilliam                                                                2,375
Allan Welsh                                                                     19,445
Robert Beeston                                                                  10,000
Roger Boissier                                                                   2,595
Sir Terence Harrison                                                            10,000
Professor Hartley                                                                3,131
Paul Lewis                                                                       1,000
Sir Geoffrey Whalen                                                              4,856


(B) DEALINGS

   In addition to the grant of the options referred to in paragraph (a)(ii) above, dealings for value in T&N Ordinary Shares by the directors of T&N and their immediate families and related trusts during the disclosure period were as follows:


                                                                                  NUMBER OF T&N
        NAME                  DATE                      TRANSACTION              ORDINARY SHARES  PRICE PER SHARE
---------------------  -------------------  -----------------------------------  ---------------  ---------------
Sir Colin Hope         To be issued on 14   Scrip issue in respect of second
                       November 1997          interim dividend                          2,212           152.7p

Ian Much               11 July 1997         Scrip issue in respect of first
                                              interim dividend                             68           136.3p
                       To be issued on 14   Scrip issue in respect of second
                       November 1997          interim dividend                            716           152.7p

David Harding          To be issued on 14   Scrip issue in respect of second
                       November 1997          interim dividend                            104           152.7p

Alister McWilliam      To be issued on 14   Scrip issue in respect of second
                       November 1997          interim dividend                             49           152.7p

Allan Welsh            23 December 1996     Exercise and purchase                       2,371           158.1p
                       31 December 1996     Sale                                        2,371           172.0p
                       11 July 1997         Scrip issue in respect of first
                                              interim dividend                            130           136.3p
                       25 September 1997    Exercise and purchase                      13,274           101.7p
                       To be issued on 14   Scrip issue in respect of second
                       November 1997          interim dividend                            127           152.7p

Robert Beeston         6 March 1997         Purchase                                   10,000           157.5p

Roger Boissier         11 July 1997         Scrip issue in respect of first
                                              interim dividend                             54           136.3p
                       To be issued on 14   Scrip issue in respect of second
                       November 1997          interim dividend                             53           152.7p

Sir Terence Harrison   4 October 1996       Purchase                                    5,000           134.0p
                       3 June 1997          Purchase                                    5,000           124.0p

Professor Hartley      11 July 1997         Scrip issue in respect of first
                                              interim dividend                             66           136.3p
                       To be issued on 14   Scrip issue in respect of second
                       November 1997          interim dividend                             64           152.7p

Paul Lewis             28 November 1996     Purchase                                    1,000           184.5p

Sir Geoffrey Whalen    11 July 1997         Scrip issue in respect of first
                                              interim dividend                            102           136.3p
                       To be issued on 14   Scrip issue in respect of second
                       November 1997          interim dividend                            100           152.7p


(C) ARRANGEMENTS

    Hoare Govett Corporate Finance Limited offers a bridge facility to holders of options under the T&N UK Share Option Scheme and the T&N 1995 Executive Share Option Scheme to facilitate the exercise of options and, if required, the sale of shares arising after exercise of options in order to fund the subscription price, interest charge and dealing costs.

(D) GENERAL

Save as disclosed in paragraphs (a), (b) and (c) above:

    (i) none of Federal-Mogul nor the Offeror nor any member of the Federal-Mogul Group owns or controls any relevant securities nor has any such person dealt for value therein during the disclosure period;

    (ii) none of the directors of Federal-Mogul nor the directors of the Offeror nor any member of their immediate families is interested (as described in Parts VI and X of the Companies Act 1985), directly or indirectly, in relevant securities nor has any such person dealt for value therein during the disclosure period;

   (iii) no person acting in concert with Federal-Mogul (excluding exempt market makers and exempt fund managers) owns or controls any relevant securities nor has any such person dealt for value therein during the disclosure period;

    (iv) neither Federal-Mogul nor any person acting in concert with Federal-Mogul has any arrangement of the kind referred to in paragraph 3(e) below with any of the directors, recent directors, shareholders or recent shareholders of T&N having any connection with or dependence upon the Offer;

    (v) T&N does not own or control and no director of T&N is interested (as described in parts VI and X of the Companies Act 1985), directly or indirectly, in any shares in Federal-Mogul or the Offeror nor has any such person dealt for value therein during the disclosure period;

    (vi) no director of T&N is interested (as described in Parts VI and X of the Companies Act 1985), directly or indirectly, in relevant securities nor has any such director or any member of his immediate family or any related trust or any company under its control dealt for value therein during the disclosure period;

   (vii) no subsidiary of T&N nor any pension fund of T&N or any subsidiary of T&N nor any bank, financial or other professional adviser (including stockbrokers) to T&N nor any person controlling, controlled by, or under the same control as, any such bank, financial or other professional adviser (other than exempt market-makers) owns or controls any relevant securities nor has any such person dealt for value therein during the period commencing on 26 September 1997 (the date of commencement of the Offer period) and ending on 11 November 1997 (the latest practicable date prior to the posting of this document); and

  (viii) neither T&N nor any person who is an associate of T&N has any arrangement of the kind referred to in paragraph 3(e) below relating to relevant securities.

(E) DEFINITIONS

For the purposes of this paragraph 3:

    (i) "arrangement" includes indemnity or option arrangements, and any agreement or understanding, formal or informal, of whatever nature relating to relevant securities which may be an inducement to deal or refrain from dealing;

    (ii) "relevant securities" means T&N Ordinary Shares and securities convertible into, rights to subscribe for, options (including traded options) in respect of, and derivatives referenced to, any of the foregoing;

   (iii) an "associate" of T&N means any of:

       (aa) its subsidiaries, its associated companies and companies of which any such subsidiaries or associated companies are associated companies (where ownership or control of 20 per cent. or more of the equity share capital is regarded as the test of associated company status);

       (bb) the banks, financial and other professional advisers (including stockbrokers) to T&N or any company referred to in (aa) above, including persons controlling, controlled by or under the same control as such banks, financial or other professional advisers;

       (cc) the directors of T&N (together with their close relatives and related trusts) or of any company referred to in (aa) above;

       (dd) the pension funds of T&N or of any company referred to in (aa) above; and

    (iv) "control" means a holding, or aggregate holdings, of shares carrying 30 per cent. or more of all the voting rights attributable to the share capital of a company which are currently exercisable at a general meeting, irrespective of whether the holding or holdings give de facto control, and references to a "bank" do not apply to a bank whose sole relationship with T&N is the provision of normal commercial banking services.

4.  MARKET QUOTATIONS

The following table shows the middle-market quotations for T&N Ordinary Shares, as derived from the London Stock Exchange Daily Official List on the following dates, unless otherwise indicated:

    (i) the first dealing day of each of the 6 months immediately prior to the date of this document;

    (ii) 25 September 1997, being the last dealing day prior to the announcement that T&N had received an approach from Federal-Mogul; and

   (iii) 11 November 1997, being the latest practicable date prior to the posting of this document.

   DATE                                                         T&N ORDINARY SHARE PRICE (P)
----------------------                                          ----------------------------
2 June 1997                                                                        123p
1 July 1997                                                                        144p
1 August 1997                                                                      142p
1 September 1997                                                               157 1/2p
25 September 1997                                                                  182p
1 October 1997                                                                 246 1/2p
3 November 1997                                                                    251p
11 November 1997                                                                   250p


5.  MATERIAL CONTRACTS

(1) FEDERAL-MOGUL

The following contracts have been entered into by members of the Federal-Mogul Group, otherwise than in the ordinary course of business, since 26 September 1995 (being the date two years before the Offer period began) and are or may be material:

(a) On 15 October 1997 a Senior Credit Agreement was entered into by Federal-Mogul and Chase Manhattan Bank as administrative agent and lender pursuant to which Federal-Mogul may borrow: (i) up to $2.35 billion in term loans (the "Term Loans") to be used to finance the acquisition of T&N, pay the fees and expenses in connection therewith and refinance existing indebtedness of T&N, and (ii) up to $400 million outstanding at a given time in revolving credit loans (the "Revolving Credit Loans") to be used to refinance Federal-Mogul's existing revolving credit agreement, to pay fees and expenses incurred under this Agreement and for working capital and other general corporate purposes. The Term Loans are divided into three tranches repayable over certain periods up to 31 December 2005. Revolving Credit Loans are available for six years commencing on the first date upon which payment for T&N shares must be made (the "Closing Date"). Federal-Mogul's obligations under this Agreement are secured by a lien on certain inventory and accounts receivable of Federal-Mogul and certain subsidiaries. In addition, Federal-Mogul and certain subsidiaries will guarantee the Term Loans and Revolving Credit Loans and will pledge the capital stock of certain of their subsidiaries and certain intercompany loans.

(b) On 15 October 1997 a Senior Subordinated Credit Agreement was entered into by Federal-Mogul and Chase Manhattan Bank as administrative agent and lender pursuant to which Federal-Mogul may borrow $500 million (the "Loans") to finance the acquisition of T&N and pay the fees and expenses in connection therewith. The Loans will be subordinated to the loans under the Senior Credit Agreement and other senior indebtedness of Federal-Mogul and will mature on the first anniversary of the Closing Date unless unpaid at this date, in which case the loans will roll over into term loans maturing ten years after the Closing Date. The Loans will have the benefit of guarantees, on a subordinated basis, by the guarantors of the loans under the Senior Credit Agreement.

(c) On 15 October 1997, Federal-Mogul purchased from Chase Manhattan Bank a foreign currency option with a notional amount of $2.5 billion to eliminate downside risks associated with fluctuation in the pounds sterling/US dollar exchange rate through to its expiration date of 15 January 1998. The option was purchased for $28.1 million.

(2) T&N

The following contracts have been entered into by members of the T&N Group, otherwise than in the ordinary course of business, since 26 September 1995 (being the date two years before the Offer period began) and are or may be material:

(a) On 4 August 1997 T&N, Tenmat Limited, Tenmat Midlands Limited (together the "UK Vendors"), T&N Export Services Limited, T&N Technology Limited, Tenmat GmbH, Tenmat SARL, T&N Industries, Inc, True Fortune Limited (the "Purchaser"), Modular Stock Limited (the "Purchaser's Guarantor"), Isomoules Sarl and T&N Holdings Vermogensverwaltung Burschied GmbH ("Burschied GmbH") entered into an asset sale agreement relating to the sale by T&N of the business and assets of its Tenmat division. Under the terms of the agreement the UK Vendors (as defined in the agreement) sold with full title guarantee to the Purchaser certain assets and their UK business as a going concern, T&N Export Services Limited and the UK Vendors sold with full title guarantee to the Purchaser various debts, T&N Technology Limited and the Vendors sold with full title guarantee to the Purchaser certain intellectual property rights and the UK Vendors sold with full title guarantee to the Purchaser the UK properties, as such terms are defined in the Agreement. The consideration payable for the sale and purchase of the assets and the UK business was pound sterling 14,490,220 in cash, subject to adjustment under the terms of the agreement.

    In addition, the Purchaser's Guarantor procured that its wholly owned subsidiary Tenmat Holdings, Inc. acquired the entire issued share capital of Tenmat Inc, that its subsidiary Burshied GmbH acquired the German Business and that its subsidiary Isomoules Sarl acquired the French Business, where "German Business" and "French

    Business" are defined in the agreement. The consideration payable in cash under these related agreements was, subject to adjustment, under the US Agreement pound sterling 1,808,588, under the French Agreement Ffr10,890,277 and under the German Agreement DM3,677,510.

(b) By a letter agreement dated 16 June 1997 between Metallbank GmbH and T&N, the bank granted to T&N a call option in respect of 6,727,260 shares in Kolbenschmidt AG ('KS') on the terms set out in the letter. T&N has the right to exercise the call option until 15 December 1999 at a price of DM 17 net per KS share. The total premium amount paid in respect of this option was DM 15,472,698. A letter dated 18 July 1997 between the same parties clarified the terms of the earlier agreement. By a letter agreement dated 12 May 1997 between the same parties, the bank granted to T&N a put option in respect of 6,727,260 shares in KS on the terms set out in the letter. T&N has the right to exercise the put option on 15 December 1999 at a price of DM 30 net per KS share. The total amount paid to the bank in respect of this option was DM 1,345,452.

(c) On 10 April 1997 T&N, T&N Investments Limited, T&N Investments Inc., Flexitallic Limited, Flexitallic Sealing Materials Limited, T&N Export Services Limited, Flexitallic, Inc., Goetze Vermogensverwaltungs GmbH, Flexitallic Canada Limited, Ferodo A.S., Dan Loc Corporation (the "Purchaser"), Dan Loc Holdings Inc., Dan Loc Limited, Delta 72 Unternehmensverwaltungs GmbH, Frederique s.r.o., Dan Loc (Canada) Limited, Dan Loc Investments Inc., and Dan Loc Transitional, L.P. entered into an agreement under which T&N and the Selling Subsidiaries (as defined) agreed to sell to the Purchaser and the Purchasing Subsidiaries (as defined) as a going concern the business of manufacture and/or selling of spiral wound gaskets, ring type joints, asbestos and non asbestos sheet ceiling materials, valve packing and related products. The Purchaser and the Purchasing Subsidiaries agreed to pay to T&N and the Selling Subsidiaries the aggregate amount of $70 million, subject to adjustment. The Purchaser also assumed certain liabilities.

(d) On 10 April 1997 the same parties as those referred to in (c) above (with the exception of T&N Investments Limited, T&N Investments Inc., T&N Export Services Limited, Dan Loc Holdings Inc. and Dan Loc Investments Inc.) entered into a deed of special indemnity. Under the deed, T&N and the Selling Subsidiaries (as defined) agreed to indemnify the Purchaser and the Purchasing Subsidiaries in respect of certain environmental and asbestos-related matters. The indemnity is for a period of 27 years from closing and is unlimited as to amounts payable.

(e) Under a stock purchase agreement dated 19 March, 1997 between Metal Leve S.A. Industria E Comercio (the "Parent"), Metal Leve International Limited (the "Seller") and T&N Industries Inc. (the "Buyer"), the Seller agreed to sell to the Buyer all of the issued and outstanding shares of common stock, par value $1 per share, of Metal Leve Inc. (a Michigan Corporation), subject to the terms of the agreement. Immediately prior to closing, the Parent and the Seller contributed the Contributed Assets (as defined) to Metal Leve Inc. The consideration payable by the Purchaser was $46 million, subject to adjustment in accordance with the terms of the agreement. The business of the Company (prior to closing) was the research and design with respect to, and the development, manufacture, marketing, sale and distribution of other pistons manufactured by Metal Leve Inc. in the US, articulated pistons and large bore composite pistons by the Parent and its subsidiaries and other diesel pistons sold by Metal Leve Inc. in the US.

(f) On 30 December 1996 T&N entered into an asbestos liability policy with Curzon Insurance Limited of Guernsey (the "Insurer"). The period of insurance commenced on 1 July 1996 and is unlimited in time. The premium payable was pound sterling 92,046,000. Under the terms of the policy, the Insurer indemnifies T&N for the ultimate net loss suffered by it in excess of a retained limit of pound sterling 690 million, in connection with asbestos claims made after 1 July 1996 anywhere in the world. The policy is subject to an overall limit in respect of all claims of pound sterling 500 million. T&N may (with the approval of the Insurer) insure all or part of the retained limit. Any ultimate net losses suffered by any T&N subsidiary are conclusively presumed to have been suffered by T&N, to the extent of T&N's shareholding in such subsidiary as at 1 July 1996.

(g) By a reinsurance agreement dated 30 December 1996 the Insurer referred to in
    (f) above reinsured the ultimate net loss in excess of the retained limit with Centre Reinsurance International Company (of Ireland), European International Reinsurance Company Limited (of Barbados) and Muencheuer Rueckversicherungs-Gesellschaft (of Germany). Each re-insurer is severally liable for 33 1/3% of any ultimate net loss, up to a maximum of pound sterling 166,666,666.66 each.

(h) On 16 December 1996 Glacier Vandervell Inc. (a member of the T&N Group) ("Glacier") and Daido Metal America Corporation ("Daido") (together the "Members") entered into an agreement to form Glacier Daido America, L.L.C. (the "Company"), for the purpose of manufacture in North America of automotive bearing products for sale in north, central and south America and export to other countries. The agreement continues until 31 December 2050, unless earlier dissolved. The percentage interests of Glacier and Daido in the Company are 70% and 30% respectively. As initial capital contributions, Glacier contributed the net assets and liabilities of its Bellefontaine, Ohio bearings manufacturing facility (worth $30 million) and Daido contributed $9 million.

    Additional capital contributions may be required of the Members in certain circumstances. Operational funds of up to $5 million may be advanced by the Members during the first 5 years of the term.

(i) Under an asset transfer agreement dated 16 December 1996 between Glacier Vandervell Inc. (the "Transferor") and Glacier Daido America, L.L.C., of Delaware (the "Transferee"), the Transferor agreed to transfer to the Transferee substantially all of the operating assets and liabilities of the Transferor used in its Bellefontaine, Ohio bearing plant for the manufacture of thin wall fluid film automotive bearings and by-metal strip material for use in the manufacture of bearings (the "Business"). In consideration for the Transferred Assets (as defined in the agreement) the Transferee issued to the Transferor a 70% ownership interest in the Transferee. As additional consideration for the sale of the Transferred Assets to the Transferee, the Transferee assumed and agreed to perform and indemnify the Transferor against the Assumed Liabilities (defined in the agreement). As further consideration, the Transferee agreed to make a one time distribution to the Transferor on 18 December 1996 of US$9 million in accordance with the terms of the agreement. The aggregate consideration for the Transferred Assets was US$30 million.

(j) By an agreement dated 19 July 1996 between T&N, AE Turbine Components Limited (together the "Vendors"), T&N Export Services Limited, Precision Castparts Corp. and AETC Limited (the "Purchaser"), the Vendors agreed to sell to the Purchaser the business of the manufacture, machining and repair of hot gas path components for gas turbines as a going concern together with certain specific assets. In addition, T&N Export Services Limited agreed to sell to the Purchaser certain specified debts. The consideration payable to the Vendors was an initial payment of pound sterling 41 million, subject to adjustment under the terms of the agreement.

(k) On 7 March 1996 T&N International Limited ("TNI") and T&N (the "Sellers") entered into an agreement to sell to Africa Resources Limited (the "Purchaser"), the entire issued share capitals of SMM Holdings Limited (registered in England), THZ Holdings Limited (registered in England), TAP Building Products Limited (registered in Zambia) and African Associated Mines (Pvt) Limited (registered in Zimbabwe). The consideration payable for the acquisition is US$60 million, payable to T&N in monthly instalments of US$5 million payable on the last day of each month, with interest charged on any later payment.

(l) In connection with the agreement referred to at (k) above, by a memorandum of deposit and charge dated 15 March 1996 between the Purchaser, Africa Construction Limited, the companies listed in the memorandum and T&N, the Purchaser and Africa Construction Limited agreed to secure certain of their obligations.

(m) By an agreement for the sale and purchase of the business and assets of the division known as "Hydra-Tight" dated 23 October 1995 between T&N, Hydra-Tight Limited, Bolting Technology Limited, Flexitallic Engineering Limited, Pilgrim Engineering Developments Limited, Pilgrim Moorside Limited, HTD Limited, and Inhoco 420 Limited (the "Purchaser"), T&N agreed to sell or procure the sale of, and each of the Subsidiaries (as defined) agreed to sell to the Purchaser as a going concern the assets (including intellectual property) and undertaking of the its business of the design, manufacture, marketing and sale of hydraulic and mechanical products and the rental, hire or leasing of such products.

    The consideration payable (subject to adjustment under the terms of the agreement) to the Vendor for all the assets was the sum of pound sterling 6,998,000 in cash, the allotment and issue (at an aggregate sum of pound sterling 2,250,000) of the Consideration Securities (as defined) by the Purchaser to T&N or as T&N may direct. The Purchaser also agreed to make available to T&N an interest-free loan of pound sterling 2,764,000 and to pay further consideration of up to pound sterling 1,500,000, in each case on the terms set out in the agreement.

(n) On 24 September 1995 T&N, T&N International Limited, T&N Industries Inc., T&N De Mexico S.A. De C.V. and Questreign Limited ("Questreign") entered into an agreement under which Questreign agreed to purchase, or to procure that a member of Questreign's Group purchased, from T&N or a member of the T&N Group the UK Business, the Mexican Shares and the Chem Shares, each as defined in the agreement. The consideration was paid in cash as follows. In respect of the UK business the sum of pound sterling 29,787,478 plus pound sterling 1,000,000 subject to adjustment, in respect of the Chem Shares the sum of pound sterling 825,152 and in respect of the Mexican Shares, the sum of pound sterling 1,804,000. The terms of the agreement were altered by a supplemental agreement entered into between the same parties on 5 October 1995.

6.  SERVICE CONTRACTS OF THE DIRECTORS OF T&N

The following directors of T&N have entered into service contracts having more than 12 months to run with T&N, short particulars of which are set out below:

(a) Sir Colin Hope has a service contract with T&N which continues until terminated as follows:

    (i) prior to 1 June 1999 by not less than 12 months' written notice by T&N;

    (ii) thereafter by notice expiring on 31 May 2000 by T&N;

   (iii) by not less than 12 months' written notice expiring on or before 31 May 2000 by Sir Colin Hope; or

    (iv) automatically on 31 May 2000.

(b) Ian Much, David Harding, Alister McWilliam and Allan Welsh have service contracts with T&N which continue until terminated as follows:

    (i) by not less than two years' written notice by T&N;

    (ii) by not less than six month's written notice at any time by the relevant director; or

   (iii) automatically on the last day of the month in which the relevant director's sixty-second birthday occurs.

Under the terms of their service contracts, the T&N executive directors are entitled to receive inter alia, a basic salary and an annual bonus. For the year to 31 December 1997 the basic salaries are as follows: Sir Colin Hope: pound sterling 310,000; Ian Much: pound sterling 300,000; David Harding: pound sterling 206,000; Alister McWilliam: pound sterling 160,000; and Allan Welsh: pound sterling 185,000. For the year to 31 December 1997 the T&N executive directors (other than Sir Colin Hope, who has waived his bonus entitlement) have a bonus opportunity equivalent to up to 40% of their annual salaries as at 31 December 1997 if certain objective criteria are met. These objective criteria vary according to the position of the director concerned and are based upon a basket of formulae comprising group and product group targets, including a group achievement of earnings per share of 17.2p per share.

(c) Robert Beeston, Sir Terence Harrison and Paul Lewis have letters of appointment with T&N which continue until terminated by not less than 12 months' written notice at any time, or in any event, in the case of Robert Beeston, on 31 December 2000 and in the cases of Sir Terence Harrison and Paul Lewis on 31 December 1998. Under the terms of these letters of appointment Roger Beeston and Sir Terence Harrison are entitled to receive an annual fee of pound sterling 23,500 and Paul Lewis is entitled to receive an annual fee of pound sterling 26,500.

It has been agreed that, conditional on the Offer becoming wholly unconditional:

 (i) Sir Colin Hope and Ian Much will resign as directors and employees of T&N receiving pound sterling 336,574 and pound sterling 900,500 respectively as compensation.

 (ii) David Harding, Allan Welsh and Alister McWilliam may, by 30 days' notice expiring not earlier than six months (or, in the case of David Harding, sixty days) after the Offer becomes wholly unconditional, terminate their employment with T&N. If they do so, or T&N terminates their employment within one year of the Offer becoming wholly unconditional, they will be entitled to receive pound sterling 620,700, pound sterling 549,900 and pound sterling 478,900 respectively as compensation.

In addition T&N has agreed to make payment in respect of David Harding's contractual pension entitlement (less appropriate deductions for tax) to retirement benefits in excess of those which would be funded by contributions within the approved limit for that part of an employee's pension which can be funded through an approved pension scheme under the Finance Act 1989. Under his service agreement, T&N had agreed that David Harding's pension shall, subject to certain reservations, be as if the limitation did not apply and T&N has now varied that agreement such that a cash contribution will be made to fund that entitlement.

Save as disclosed above, there are no service contracts between any director or proposed director of T&N with T&N or any of its subsidiaries having more than 12 months to run and no such contract has been entered into or amended within the six months preceding the date of this document.

7.  BASES OF CALCULATIONS AND SOURCES OF INFORMATION

In this document, unless otherwise stated, or the context otherwise requires, the following bases and sources have been used:

(a) the prices of T&N Ordinary Shares as at a particular date are the closing middle-market quotations for those shares as derived from the London Stock Exchange Daily Official List as at that date;

(b) references to the value which the Offer places on the T&N Ordinary Share Capital have been calculated using the Offer value of 260 pence per T&N Ordinary Share and T&N's fully diluted ordinary share capital, meaning the number of issued T&N Ordinary Shares as at 13 November 1997 and assuming the exercise of all outstanding options under the T&N Share Option Schemes and the issue on 14 November 1997 of 9,711,876 T&N Ordinary Shares pursuant to the scrip alternative to the 1997 second interim dividend;

(c) the premia of the Offer over T&N's average share price in the one month and three months prior to 25 September 1997 have been calculated using the Offer value of 260 pence per T&N Ordinary Share and the arithmetic mean of the closing middle-market quotations for T&N Ordinary Shares as derived from the London Stock Exchange Daily Official List for the one month of 157.5 pence and for the three months of 149.75 pence respectively;



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(d) the figures in paragraphs 3 and 4 of the letter from Morgan Stanley for consolidated net income before exceptional items, for Federal-Mogul and T&N respectively, have been calculated on the basis of certain assumptions;

(e) the statements in paragraph 5 of the letter from Morgan Stanley as to the combined revenues, employees and geographic profile of Federal-Mogul and T&N for 1996 are derived from the published annual report and audited annual financial statements for Federal-Mogul Group for the year ended 31 December 1996 and the published consolidated annual report and accounts for T&N for the year ended 31 December 1996. No account has been taken of differences between UK GAAP and US GAAP. In addition, in the statements in paragraph 5 as to the combined revenues, employees, geographic profile, customers and financial benefits, no account has been taken of any divestitures which might be required by anti-trust authorities;

(f) the statements in paragraph 5 of the letter from Morgan Stanley as to the effect of the acquisition on Federal-Mogul's earnings per share assume that Federal-Mogul has implemented an appropriate refinancing;

(g) unless stated otherwise, US dollars have been converted into pounds sterling and vice versa at the rate of 1.6 US dollars to 1.0 pound sterling. The US dollar to pounds sterling exchange rate as at 10 November 1997 was 1.6871 as published in the Financial Times on 11 November 1997, the latest practicable date prior to the posting of this document; and

(h) the current equity market capitalisation of Federal-Mogul of US$1,781 million has been calculated using the last reported sale price of Federal-Mogul's common stock on the New York Stock Exchange as at 10 November 1997 and the number of issued common stock as at 10 November 1997.

8.  GENERAL

(a) (i) Morgan Stanley is satisfied that resources are available to the Offeror sufficient to satisfy full acceptance of the Offer.

    (ii) Federal-Mogul estimates that the total amount of funds necessary to purchase all the T&N Ordinary Shares pursuant to the Offer will be approximately pound sterling 1,500 million. Subject to the proposed refinancing referred to in paragraph 5 of the letter from Morgan Stanley on page 12, the funds needed to satisfy this consideration will principally come from the proceeds of borrowings under the Senior Credit Agreement and the Senior Subordinated Credit Agreement referred to in paragraphs 5(1)(a) and (b) above respectively (the "Credit Agreements").

       To the extent that the Offeror requires funds to pay the consideration under the Offer such funds will be made available by a combination of capital contributions to the Offeror and its intermediate holding companies and intercompany loans directly or indirectly to the Offeror from its direct and indirect holding companies.

       Payment of interest and principal on the facilities provided under the Credit Agreements will be funded partly out of receipts by companies within the Federal-Mogul Group from their investment in T&N and partly from sources within the Federal-Mogul Group. Subject to compliance, where necessary, with the procedures set out in sections 155 to 158 of the Companies Act, it is intended that certain members of the T&N Group will enter into various agreements to provide security to the lenders under the Credit Agreements.

(b) Save as disclosed in this document, no agreement, arrangement or understanding (including any compensation arrangement) exists between the Offeror, Federal-Mogul or any person acting in concert with it for the purpose of the Offer and any of the directors, recent directors, shareholders or recent shareholders of T&N having any connection with or dependence on, the Offer.

(c) So far as the directors of Federal-Mogul are aware and except as disclosed in paragraph 6 above, no proposal exists in connection with the Offer that any payment or other benefit be made or given to any director of T&N as compensation for loss of office or as consideration for or in connection with his retirement from office.

(d) Save as disclosed in this document, there is no agreement, arrangement or understanding whereby the beneficial ownership of any of the T&N Ordinary Shares to be acquired by the Offeror pursuant to the Offer will be transferred to any other person, save that the Offeror reserves the right to transfer any such shares to any member of the Federal-Mogul Group.

(e) Rothschilds, which is regulated by The Securities and Futures Authority in the UK, has given and not withdrawn its written consent to the issue of this document with the inclusion of its name in the form and context in which it appears.



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